n accordance with Rule 202 of Regulation
;-T, this Pre-Effective Amendment No. Two to
he Form SB-2 Registration Statement is being
iled in paper pursuant to a continuing
ardship exemption.

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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

02032693

FORM SE

FORM FOR SUBMISSION FO PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PROCESSED
MAY 10 2002
THOMSON
FINANCIAL

Monarch Community Bancorp, Inc.
Exact name of registrant as specified in charter

0001169769
Registrant CIK Number

Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-85018
SEC file number, if available

James S. Fleischer, P.C.
Name of Person Filing the Document (If other than the Registrant)

SEC MAIL PROCESSING
RECEIVED
MAY 3 2002
313
OPCVA SECTION

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereto duly authorized, in the City of ____________________, State of ____________________, 20___.

____
(Registrant)

By: ____________________
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on May 3, 2002, that the information set forth in this statement is true and complete.

By: James S. Fl
James S. Fleischer
Counsel

PRO FORMA VALUATION REPORT

MONARCH COMMUNITY BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
MONARCH COMMUNITY BANK
Coldwater, Michigan

Dated As Of:
March 8, 2002

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP FINANCIAL, LC.
Financial Services Industry Consultants

March 8, 2002

Board of Directors
Branch County Federal Savings and Loan Association
375 North Willowbrook Road
Coldwater, Michigan 49036

Gentlemen:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion of Branch County Federal Savings and Loan Association, Coldwater, Michigan ("Branch County"). As part of the conversion, Branch County will change its name to Monarch Community Bank ("Monarch Community" or the "Bank"). The common stock issued in connection with the Bank's conversion will simultaneously be acquired by a newly-formed holding company, Monarch Community Bancorp, Inc. ("Monarch Community Bancorp" or the "Holding Company"). Pursuant to the Plan of Conversion, the common stock will be offered to eligible account holders of the Bank, the Bank's tax qualified employee plans, supplemental eligible account holders, other members, directors, officers and employees of the Bank, members of the local community and the public at large (the Subscription and Community Offerings).

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). This Appraisal has been prepared in accordance with the written valuation guidelines promulgated by the OTS, most recently updated as of October 21, 1994. Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the OTS, dated as of October 21, 1994; and applicable regulatory interpretations thereof.

Description of Reorganization

The Board of Directors of the Bank has adopted a plan of conversion pursuant to which the Bank will convert from a federally chartered mutual savings institution to a federally chartered stock savings institution and issue all of its outstanding shares to the Holding Company. Monarch Community Bancorp will sell, in the Subscription and Community Offerings, Holding Company common stock in the amount equal to the appraised value of the Bank. Immediately following the conversion, the only significant assets of the Holding Company will be the capital stock of the Bank and the net conversion proceeds remaining after purchase of the Bank's common stock by the Holding Company. Monarch Community Bancorp will use 50 percent of the net conversion proceeds to purchase the Bank's common stock. A portion of the net conversion proceeds retained by the Holding Company will be loaned to the

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

ESOP to fund the ESOP's stock purchases in the offering, and the remainder will be reinvested into investment securities.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting in the preparation of related business plan, we are independent of the Bank and the other parties engaged by Monarch Community to assist in the corporate reorganization and stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed Monarch Community's application for Approval of Conversion, including the Proxy Statement, as filed with the OTS, and the Holding Company's Form SB-2 registration statement as filed with the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included due diligence related discussions with Monarch Community's management; Plante Moran, LLP, the Bank's independent auditor; Silver Freedman & Taff, L.L.P., Monarch Community's conversion counsel; and Keefe, Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the Holding Company's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Monarch Community operates and have assessed the Bank's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment and analyzed the potential impact on Monarch Community and the industry as a whole. We have analyzed the potential effects of conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of Monarch Community Bancorp. We have reviewed the economy in the Bank's primary market area and have compared Monarch Community's financial performance and condition with selected publicly-traded thrift institutions with similar characteristics as the Bank, as well as all publicly-traded thrifts. We have reviewed conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts.

Our Appraisal is based on Monarch Community's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank and its independent auditors, nor did we independently value the assets or liabilities, on or off balance sheet, of the Bank. The valuation considers Monarch Community only as a going concern and should not be considered as an indication of the liquidation value of the Bank.

Our appraised value is predicated on a continuation of the current operating environment for Monarch Community and for all thrifts. Changes in the local, state and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that Monarch Community intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which Monarch Community Bancorp's stock, immediately upon completion of the conversion offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of March 8, 2002, the aggregate pro forma market value of the Holding Company's common stock immediately following the offering, is $15,000,000 at the midpoint, equal to 1,500,000 shares offered at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board determined $10.00 per share offering price is set forth below.

Valuation Range	Offering Amount (Shares)	Aggregate Market Value ($)
Supermaximum	1,983,750	$19,837,500
Maximum	1,725,000	17,250,000
Midpoint	1,500,000	15,000,000
Minimum	1,275,000	12,750,000

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of Branch County as of December 31, 2001, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

James J. Oren
Senior Vice President

TABLE OF CONTENTS
MONARCH COMMUNITY BANK
Coldwater, Michigan

TABLE OF CONTENTS
MONARCH COMMUNITY BANK
Coldwater, Michigan
(continued)

LIST OF TABLES
MONARCH COMMUNITY BANK
Coldwater, Michigan

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Monarch Community, successor to Branch County, was organized in 1934 and is a federally chartered mutual savings bank headquartered in Coldwater, Michigan. In addition to the main office, which includes a full service branch, the Bank maintains four other full service branches. The main office and two branch offices are located in Branch County, while the two other branch offices are located in contiguous Hillsdale County. A map of the Bank's office locations is provided in Exhibit I-1. Monarch Community is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2001, Monarch Community had $168.7 million in assets, $105.7 million in deposits and total equity of $15.4 million or 9.1 percent of total assets.

On February 21, 2002, the Board of Directors of the Bank adopted a plan of conversion, incorporated herein by reference, in which the Bank will convert from mutual to stock form. Monarch Community Bancorp, a Maryland corporation, was recently organized to facilitate the conversion of Monarch Community. In the course of the conversion, the Holding Company will acquire all of the capital stock that the Bank will issue upon its conversion from the mutual to stock form of ownership. Going forward, Monarch Community Bancorp will own 100 percent of the Bank's stock, and the Bank will be Monarch Community Bancorp's sole subsidiary. A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank, with the balance of the proceeds being retained by the Holding Company.

At this time, no other activities are contemplated for the Holding Company other than the ownership of the Bank, a loan to the newly-formed employee stock ownership plan ("ESOP") and reinvestment of the proceeds retained by the Holding Company. In the future, Monarch Community Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Monarch Community maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, Monarch Community's operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Bank's assets and liabilities, respectively. Beyond 1-4 family permanent mortgage loans, the Bank's loan portfolio includes diversification in commercial real estate, consumer, construction, land, multi-family and commercial business loans. Pursuant to the Bank's current strategic plan, Monarch Community will remain primarily a 1-4 family lending, but will also continue diversification into non-residential lending as well as commercial business and consumer types of lending. Monarch Community has also followed a practice of selling conforming long-term fixed rate residential loans into the secondary market on a servicing retained basis as a part of the overall interest rate risk management strategy.

Monarch Community's emphasis on lending diversification serves to enhance the overall yield earned on the loan portfolio, but also increases the credit risk associated with the loan portfolio. The credit risk of the portfolio has also increased as the Bank has historically originated and held in portfolio a balance of "non-conforming" residential loans to customers. These non-conforming loans are reflective of the type of local borrower, who may not qualify for secondary market underwriting standards due to certain financial or other underwriting criteria. The Bank has sought to limit the credit risk exposure associated with higher risk types of loans through seeking higher loan rates, based on a "tiered" loan origination rate system. The Bank has also diversified the loan portfolio into other higher credit risk assets such as automobile loans, mobile home loans, direct and indirect recreational vehicle and boat loans and loans secured by commercial real estate assets. This overall shift to high credit risk lending has resulted in recently increasing levels of classified assets and non-performing loans or delinquencies, along with higher levels of loan loss provisions. The Bank has determined to increase the level of the allowances for loan and lease losses as a conservative planning assumption. In an effort to lessen credit risk, Monarch Community emphasizes origination of such loans almost solely in local and familiar markets. Credit risk associated with the loan portfolio has also been increased by characteristics of the local economy, which include a higher level of manufacturing employment (particularly in the automotive industry) than comparative averages, and personal income levels that are lower than state and national averages. In recent periods, the primary market area has experienced slow to moderate growth in population and a decline in employment rates.

Monarch Community has historically focused investment of earning assets into loans receivable, and therefore utilized limited investment in other earning assets such as U.S. Treasury or agency notes or bonds, or mortgage-backed securities. Thus, the general objectives of the investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. Investments serve as a supplement to the Bank's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. The investment portfolio is comprised primarily of cash and cash equivalents, including overnight deposits with the FHLB, with the balance of the investment portfolio consisting of FHLB stock and mortgage-backed securities. Monarch Community has also invested in a limited partnership that was organized to construct, own and operate multi-family units in Coldwater, Michigan (the "Pedcor Investment"). This operation, which will be operated as a multi-family, low and moderate-income housing project, is expected to be completed by late 2002 and provide certain federal income tax credits and tax losses over a 12-15 year period. The Bank has invested a total of $1.5 million in this project, and expects to receive tax credits and tax losses equal to the investment in the project.

Retail deposits and borrowings have consistently served as the primary interest-bearing funding sources for the Bank. Deposits have not generally been adequate enough to fund the Bank's assets, and Monarch Community has utilized borrowings, consisting solely of FHLB advances, over the past several years. Growth in deposits has included a mixture of CDs and transaction and savings accounts. CDs account for the largest portion of the Bank's deposit composition, and in recent years the concentration of CDs comprising total deposits has increased moderately. In addition, due to a lack of adequate funds locally, and the nature of local deposit costs and competition, in recent periods Monarch Community has obtained a portfolio of out-of-market brokered deposits, totaling in excess of $20 million as of December 31, 2001.

These funds, while more volatile than local core deposits, are able to be obtained at rates competitive with local funds. On a increasing basis, the Bank has utilized borrowings as an alternative funding source, with such borrowings consisting of FHLB advances. Retail deposits are expected to be the primary source to fund the Bank's future growth; however, to the extent additional borrowings are required, FHLB advances would likely continue to be the principal source of borrowings utilized by the Bank.

Monarch Community's earnings base is largely dependent upon net interest income and operating expense levels, reflecting the Bank's emphasis on lending and operating a retail branch network franchise. The Bank has maintained a net interest margin above industry averages, reflecting Monarch Community's higher rates earned on the non-conforming component of the loan portfolio and the diversification of the loan portfolio into non-residential real estate credits, and the above average concentration of loans that comprise the Bank's interest-earning asset composition. Interest rate risk has been managed by an emphasis on originating adjustable rate and short-term loans such as consumer and commercial real estate loans, selling longer term fixed rate residential loans in the secondary market, maintaining most of the investment portfolio in short-term liquid funds and maintaining a capital position that serves to reduce the level of interest rate sensitive liabilities funding assets. Interest income has been moderated by the level of fixed assets (higher than industry averages due to the headquarters office building and branch office network) and the balance of real estate owned, which represents a non-earning asset.

Operating expenses represent the other major component of the Bank's earnings, and these expenses have been maintained at a level above industry averages in recent years, when viewed as a percent of average assets. The operating expense ratio reflects impact of the branch office network, including three branches in which the costs of maintaining and operating the branches have yet to be fully leveraged, and costs associated with the new main office facility on Willowbrook Road in Coldwater. Additionally, personnel compensation and benefits expenses attributable to operations as a mutual institution have added to the overall expense base in recent years. As will be described later, the Bank has recently acted to reduce such compensation and benefits expenses by reducing the employment levels at the Bank by approximately 12 full-time positions in preparation for the conversion. The Bank's also maintains a large balance of loans serviced for others, and therefore incurs costs associated with the servicing of these off-balance sheet assets. The Bank's increased capital position following the infusion of conversion proceeds is expected to facilitate leveraging of the operating expense ratio. At the same time, Monarch Community will incur additional operating expenses following the conversion, including expenses associated with the stock benefit plans and, thus, leveraging of the operating expense ratio is not expected to be significant following the conversion.

The post-conversion business plan of the Bank is expected to continue to focus on products and services which have facilitated the historical growth of the Bank. Specifically, Monarch Community will continue to be an independent community-oriented financial institution with a commitment to local real estate and non-mortgage financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Bank will continue its diversification into commercial real estate and non-mortgage loans, as well as expansion and diversification of other products and services.

The Bank's Board of Directors has elected to convert to the stock form of ownership to improve the competitive position of Monarch Community. The additional capital realized from conversion proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. Monarch Community's higher capital position resulting from the infusion of conversion proceeds will also serve to reduce interest rate risk, through enhancing the Bank's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank's future funding needs, which may facilitate a reduction in Monarch Community's funding costs. Additionally, Monarch Community's higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through acquiring branches or other financial institutions in markets that would provide for further penetration in the markets currently served by the Bank or nearby surrounding markets. At this time, the Bank has no specific plans for expansion other than internal growth. The Bank's projected internal use of proceeds are highlighted below.

o <u>Monarch Community Bancorp.</u> The Holding Company is expected to retain up to 50 percent of the net conversion proceeds. At present, funds at the Holding Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock and the payment of regular cash dividends.

- Monarch Community. Approximately 50 percent of the net conversion proceeds will be infused into the Bank in exchange for all of the Bank's newly issued stock. The increase in capital will be less, as the amount to be borrowed by the ESOP to fund an 8.0 percent stock purchase will be deducted from capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

Overall, it is the Bank's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Monarch Community's operations. The Bank has acknowledged that it intends to operate with excess capital in the near term, operating with a below market return on equity, until such time as the new capital can be leveraged in a safe and sound manner over an extended period of time.

Balance Sheet Trends

From December 31, 1997 through December 31, 2001, Monarch Community exhibited annual asset growth of positive 4.9 percent (see Table 1.1). During this period, the Bank's interest-earning asset composition fluctuated, with the loans receivable balance varying from 77.2 percent of assets at fiscal year end 1998 to 85.5 percent of assets at December 31, 1999. As of December 31, 2001, loans receivable totaled 81.7 percent of assets. Asset growth has been funded with deposits, borrowings and retained earnings. The Bank's audited financial statements are incorporated by reference in Exhibit I-2, and a summary of Monarch Community's key operating ratios for the past five fiscal years are presented in Exhibit I-3.

Monarch Community's loans receivable portfolio increased at a 4.3 percent annual rate from fiscal year end 1997 through December 31, 2001, with the portfolio exhibiting positive growth each year except fiscal 2001. The most notable loan growth occurred during fiscal 1999 and 2000, with net loan growth approximating $22.7 million over the two year time period. Loan growth has been sustained by the Bank's philosophy of investing available funds into loans receivable. The practice of selling conforming, long-term fixed rate residential mortgage loans

Table 1.1
Monarch Community Bank
Historical Balance Sheets

	For the Fiscal Year Ended December 31,										12/31/97-12/31/01 Annualized Growth Rate
	1997		1998		1999		2000		2001		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:											
Assets	$139,593	100.00%	$150,741	100.00%	$148,514	100.00%	$164,074	100.00%	$168,684	100.00%	4.85%
Loans Receivable (net)	116,216	83.25%	116,362	77.19%	126,957	85.48%	139,062	84.76%	137,739	81.66%	4.34%
Mortgage-Backed Securities(MBS)	959	0.69%	741	0.49%	581	0.39%	473	0.29%	367	0.22%	-21.35%
Cash and Investment Securities	17,552	12.57%	25,965	17.22%	13,101	8.82%	16,273	9.92%	21,390	12.68%	5.07%
Real Estate Owned	311	0.22%	437	0.29%	733	0.49%	1,304	0.79%	2,573	1.53%	69.66%
Fixed Assets	3,439	2.46%	5,855	3.88%	5,530	3.72%	5,178	3.16%	4,928	2.92%	9.41%
Other Assets	1,115	0.80%	1,382	0.92%	1,612	1.09%	1,784	1.09%	1,687	1.00%	10.90%
Deposits	92,368	66.17%	95,628	63.44%	96,089	64.70%	98,986	60.33%	105,698	62.66%	3.43%
FHLB Advances, Other Borrowed Funds	35,000	25.07%	42,000	27.86%	38,000	25.59%	49,000	29.86%	45,500	26.97%	6.78%
Stockholders Equity	10,671	7.64%	12,135	8.05%	13,270	8.94%	14,606	8.90%	15,365	9.11%	9.54%
Net Unrealized Gain/(Loss) on Investment/MBS Available for Sale	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	---

(1) Ratios are as a percent of ending assets.
Source: Draft Prospectus

in the secondary market has resulted in building a portfolio of loans serviced for others in the amount of $81.8 million as of December 31, 2001.

Monarch Community's historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 68.2 percent of total loans receivable consisted of 1-4 family mortgage loans at December 31, 2001. Recent growth trends in the Bank's loan portfolio show increased lending diversification by the Bank into higher risk and higher yielding types of loans. Specifically, commercial real estate, multi-family and construction loans increased from 14.3 percent of total loans receivable at December 31, 2000 to 15.6 percent of total loans receivable at December 31, 2001. As the result of the stronger growth of the commercial real estate and multi-family loan portfolio, the Bank's 1-4 family loans declined from 69.1 percent to 68.2 percent of total loans outstanding at December 31, 2000 and December 31, 2001, respectively. Over the same time period, the balance of consumer and other non-mortgage loans declined, equaling 16.6 percent and 16.2 percent of total loans outstanding at December 31, 2000 and December 31, 2001, respectively.

The intent of the Bank's investment policy is to provide adequate liquidity within the context of supporting Monarch Community's overall credit, reinvestment, liquidity and interest rate risk objectives. As such, the Bank's cash and investment securities portfolio has been generally limited to cash and cash equivalents, consisting of funds on overnight deposit with other financial institutions or the Federal Home Loan Bank. Over the past five years, the Bank's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 8.8 percent of assets at fiscal year end 1999 to a high of 17.2 percent of assets at December 31, 1998. As of December 31, 2001, the investment portfolio was comprised primarily of cash and cash equivalents ($16.3 million), with the balance of the investment portfolio consisting of FHLB stock ($2.6 million). Exhibit I-4 provides detail of the Bank's investment portfolio. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities.

Mortgage-backed securities comprise the balance of the Bank's interest-earning assets composition, serving as an investment alternative to deploy excess liquidity. Monarch Community's investment philosophy has been to invest available funds into whole loans receivable and therefore, in recent years, investment in mortgage-backed securities has been limited. As of December 31, 2001, mortgage-backed securities classified as held-to-maturity totaled $367,000, and mortgage-backed securities classified as held-for-trading totaled $258,000.

Real estate owned assets have increased over the last four fiscal years, to a total of $2.6 million, or 1.53 percent of assets as of December 31, 2001. This amount reflects a recent decline in asset quality. The real estate owned portfolio is comprised almost entirely of 1-4 family residential real estate property, along with a small balance of consumer loans. The level of these assets reduces potential income for the Bank.

Table 1.1 also presents trends in the level of fixed assets since December 31, 1997, and illustrates the effects of the investment in a new headquarters office building in Coldwater, Michigan, along with other investment in branch offices and other fixed assets. As of December 31, 2001, fixed assets totaled $4.9 million, or 2.92 percent of assets, well above industry averages of approximately 1.5 percent of assets. These assets also negatively affect the Bank's reported income, as these assets result in depreciation expense in addition to the loss of interest income.

Over the past five years, Monarch Community's funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings. From fiscal year end 1997 through December 31, 2001, the Bank's deposits increased at an annual rate of 3.4 percent, with positive deposit growth sustained throughout each year covered in Table 1.1. In the past year, growth in lower costing savings and transaction accounts has outpaced CDs, thereby facilitating a shift in the Bank's deposit composition towards a higher concentration of savings and transaction accounts. As of December 31, 2001, CDs and transaction and savings accounts represented 66.2 percent and 33.8 percent of the Bank's total deposits, respectively. Comparatively, as of December 31, 2000, CDs and transaction and savings accounts represented 68.2 percent and 31.8 percent of the Bank's total deposits, respectively. Most of Monarch Community's transaction and savings account growth has been realized in savings, NOW and money market deposit accounts. As of December 31, 2001, money market accounts equaled 9.5 percent of total deposits, while NOW accounts equaled 8.5 percent of total deposits. As of December 31, 2001, brokered CDs total $23.4 million, comprising 22.1 percent of total deposits.

Borrowings serve as an alternative funding source for the Bank to address funding needs for loan growth and to support control of deposit costs, and to aid in interest rate risk management. The Bank has used borrowings to a noticeable extent, and as of December 31, 2001, borrowings held by Monarch Community totaled $45.5 million, or 30 percent of total deposits and borrowings. All of the borrowings held by Monarch Community at December 31, 2001 consisted of FHLB advances, with a large portion of the advances having maturity dates of 2007 or later. Anticipated deposit growth, the offering proceeds, and internal cash flows are expected to adequately address most of the Bank's funding needs in the foreseeable future. To the extent additional borrowings may be utilized by the Bank, such borrowings would likely consist of FHLB advances.

Since fiscal year end 1997, positive earnings translated into an annual capital growth rate of 9.5 percent for the Bank. Capital growth outpaced the Bank's asset growth rate, as Monarch Community's equity-to-assets ratio increased from 7.6 percent at fiscal year end 1997 to 9.1 percent at December 31, 2001. With the exception of a mortgage servicing intangible of $432,000, all of the Bank's capital is tangible capital, and the Bank maintained capital surpluses relative to all of its regulatory capital requirements at December 31, 2001. The addition of conversion proceeds will serve to strengthen Monarch Community's capital position and competitive posture within its primary market area, as well as possibly support expansion into other nearby markets if favorable growth opportunities are presented. At the same time, as the result of the Bank's increased pro forma capital position, Monarch Community's ROE can be expected to be below industry averages following its conversion.

<u>Income and Expense Trends</u>

Table 1.2 shows the Bank's historical income statements from fiscal year 1997 through fiscal year 2001. The Bank reported positive earnings over the past five years, ranging from a low of 0.44 percent of average assets during fiscal 2001 to a high of 1.13 percent of average assets during fiscal 1997. For the twelve months ended December 31, 2001, the Bank reported net income of $758,000 or 0.44 percent of average assets. Consistent with the Bank's thrift operating strategy, net interest income and operating expenses have been the dominant factors in Monarch Community's earnings. Non-interest operating income derived from Monarch

Table 1.2
Monarch Community Bank
Historical Income Statements

	For the Fiscal Year Ended December 31,									
	1997		1998		1999		2000		2001	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$11,114	7.96%	$12,604	8.68%	$12,526	8.37%	$13,869	8.87%	$14,530	8.34%
Interest Expense	(6,114)	-4.38%	(7,318)	-5.04%	(6,998)	-4.68%	(7,435)	-4.76%	(8,117)	-4.66%
Net Interest Income	$5,000	3.58%	$5,286	3.64%	$5,527	3.69%	$6,435	4.12%	$6,413	3.68%
Provision for Loan Losses	(16)	-0.01%	(120)	-0.08%	(180)	-0.12%	(245)	-0.16%	(1,039)	-0.60%
Net Interest Income after Provisions	$4,984	3.57%	$5,166	3.56%	$5,347	3.57%	$6,190	3.96%	$5,374	3.09%
Other Income	$716	0.51%	$923	0.64%	$1,179	0.79%	$1,283	0.82%	$1,255	0.72%
Operating Expense	(3,552)	-2.54%	(4,801)	-3.31%	(5,365)	-3.59%	(5,637)	-3.61%	(6,738)	-3.87%
Net Operating Income	$2,149	1.54%	$1,289	0.89%	$1,161	0.78%	$1,836	1.17%	($109)	-0.06%
Gain(Loss) on Sale of REO	$29	0.02%	($17)	-0.01%	$29	0.02%	$7	0.00%	$0	0.00%
Gain(Loss) on Sale of Loans	193	0.14%	951	0.66%	378	0.25%	225	0.14%	1,159	0.67%
Gain(Loss) on Loans Reclassified	0	0.00%	0	0.00%	(50)	-0.03%	9	0.01%	7	0.00%
Gain(Loss) on Sale of Fixed Assets	0	0.00%	7	0.01%	158	0.11%	9	0.01%	(5)	0.00%
Trading Gains(Losses)	0	0.00%	(10)	-0.01%	(11)	-0.01%	0	0.00%	5	0.00%
Total Non-Operating Income/(Expense)	$222	0.16%	$932	0.64%	$504	0.34%	$250	0.16%	$1,167	0.67%
Net Income Before Tax	$2,371	1.70%	$2,221	1.53%	$1,664	1.11%	$2,086	1.33%	$1,058	0.61%
Income Taxes	(790)	-0.57%	(756)	-0.52%	(530)	-0.35%	(750)	-0.48%	(299)	-0.17%
Net Income (Loss)	$1,581	1.13%	$1,465	1.01%	$1,134	0.76%	$1,337	0.86%	$758	0.44%
Adjusted Earnings:										
Net Income	$1,581	1.13%	$1,465	1.01%	$1,134	0.76%	$1,337	0.86%	$758	0.44%
Add(Deduct): Non-Operating (Inc)/Exp	(222)	-0.16%	(932)	-0.64%	(504)	-0.34%	(250)	-0.16%	(1,167)	-0.67%
Tax Effect	74	0.05%	317	0.22%	160	0.11%	90	0.06%	330	0.19%
Adjusted Earnings:	$1,433	1.03%	$850	0.59%	$791	0.53%	$1,176	0.75%	($78)	-0.04%

(1) Ratios are as a percent of average assets.
Source: Draft Prospectus

Community's retail banking activities has also been a noticeable contributor to the Bank's earnings, while up until fiscal 2001, loan loss provisions were a minor factor in the Bank's earnings. Gains resulting from the sale of loans have also been a factor in the Bank's earnings, in particular the most recent twelve month period.

Monarch Community maintained a net interest margin between 3.58 percent and 4.12 percent of average assets throughout the period shown in Table 1.2, which has been supported by the Bank's maintenance of a relatively high concentration of loans as a percent of assets and the ability to obtain higher loan yields on the non-conforming nature of certain loans in portfolio. The diversification of the loan portfolio into higher credit risk, but higher yield commercial real estate and consumer loans has also assisted the interest income levels. The most recent twelve month period reflected a decrease in the interest income ratio, due to declining interest rates during fiscal 2001, and a lesser decrease in the interest expense ratio, due in part to the use of out-of-market brokered deposits. Overall, the Bank's net interest margin has exhibited relatively limited fluctuation, as Monarch Community's management of interest rate risk through emphasizing interest rate sensitive types of lending, maintaining an investment portfolio with short-term maturities has supported maintenance of a relatively stable interest rate spread. The Bank's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Sources of non-interest operating income have been a contributor to the Bank's earnings. Throughout the period shown in Table 1.2, sources of non-interest operating income have ranged from a low of 0.51 percent of average assets in fiscal 1997 to a high of 0.82 percent of average assets in fiscal 2000. In fiscal 2001, non-interest income was 0.72 percent of average assets. Sources of non-interest operating income consist substantially of fees and service charges generated from the Bank's retail banking activities, with the recent upward trend in the non-interest operating income ratio supported by growth of fees earned on checking accounts and ATM transactions. Monarch Community also records income on the loan servicing portfolio. At this time, the Bank has no plans to further diversify into activities that would generate additional non-interest operating income and, thus, Monarch Community's earnings can be expected to remain dependent upon the net interest margin.

Operating expenses represent the other major component of the Bank's earnings, ranging from a low of 2.54 percent of average assets in fiscal 1997 to a high of 3.87 percent of average assets in fiscal 2001. Such expenses as a percent of average assets have increased steadily over the time period shown in Table 1.2. The relatively high operating expense ratio posted for the most recent twelve month period was largely attributable to increases in several areas, including data processing (the Bank incurred the costs of converting to a new service provider), mortgage banking expenses (Monarch Community had an active loan origination and sale period for fiscal 2001), and other various increases such as professional fees, salaries and benefits and expenses due to costs of repossessed real estate. Over the past few years, higher operating expenses have also resulted from opening of new branch locations, in which the expenses associated with opening and operating the new facilities have yet to be fully leveraged. The Bank took steps to reduce operating expenses by terminating 12 positions in early fiscal 2002 with aggregate pre-tax savings of an estimated $500,000 anticipated. However, upward pressure will be placed on the Bank's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same, the increase in capital realized from the stock offering will increase the Bank capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Bank's net interest margin and operating expense ratio since 1997 reflect a decline in the Bank's core earnings, as indicated by the Bank's expense coverage ratio (net interest income divided by operating expenses). Monarch Community's expense coverage ratio equaled 1.40 times in fiscal 1997, versus a comparable ratio of 0.95 times during the twelve months ended December 31, 2001. Similarly, Monarch Community's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 88.0 percent for twelve months ended December 31, 2001 was less favorable than the 62.1 percent efficiency ratio maintained in fiscal 1997.

Up until fiscal 2001, loan loss provisions had a limited impact on the Bank's earnings, reflecting Monarch Community's maintenance of more favorable credit quality measures and generally stable trends in the local real estate market and economic conditions. Loan loss provisions established by the Bank ranged from a low of 0.01 percent of average assets in fiscal

1997 to a high of 0.62 percent of average assets for the twelve months ended December 31, 2001. The higher level of loss provisions established during the most recent twelve month period was largely attributable to a change in the methodology of evaluating the allowance for loan losses and an increase in the level of non-performing loans. As of December 31, 2001, the Bank maintained allowance for loan losses of $1.7 million, equal to 30.3 percent of non-performing assets and accruing loans more than 90 days past due and 1.22 percent of net loans receivable. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past two years.

Gains resulting from the sale of loans typically have been a contributor to the Bank's earnings. During the twelve months ended December 31, 2001, the Bank recorded gains from the sale loans in the amount of $1.2 million, primarily reflecting the sale of approximately $47.0 million of mortgage loans, originated due to a high level of loan refinancings that occurred during fiscal 2001. In the prior four fiscal years, the Bank's gains on the sale of loans averaged $437,000. The ability to record the year 2001 level of gains on a recurring basis is uncertain. Monarch Community's income statement has also recorded minor levels of income or expense in the areas of gains or losses on the sale of real estate owned, fixed assets, trading gains or losses, or loss on the reclassification of loans.

The Bank's effective tax rate varied from 28.26 percent for fiscal 2001 to 35.95 percent for fiscal 2000, with the lower year 2001 tax rate due in part to a one-time reduction in the level of accrued taxes. Going forward, the effective tax rate is expected to approximate 34 percent.

Interest Rate Risk Management

Certain interest rate risk calculations provided by the OTS indicate that Monarch Community is subject to a fairly low level of interest rate risk. As of December 31, 2001, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 2.0 percent instantaneous and sustained increase in interest rates would result in a 2.0 percent decline in the Bank's NPV (see Exhibit I-7). This compares to a 19 percent decrease in NPV for all OTS-regulated thrifts in the Central Region of the OTS.

The Bank manages interest rate risk from both the asset and liability sides of the balance sheet. On the asset side of the balance sheet, Monarch Community emphasizes investment in short-term investment funds, shorter-term consumer loans, commercial real estate loans and construction loans, along with the sale of conforming long-term fixed rate residential loans into the secondary market and retention of adjustable rate 1-4 family permanent mortgage loans for portfolio. On the liability and equity side of the balance sheet, management of interest rate risk has been pursued through maintaining an adequate capital position and through emphasizing less interest rate sensitive and lower costing transaction and savings accounts, and acquiring longer-term borrowings at fixed interest rates to offset the negative impact of longer-term fixed rate loans in portfolio. As of December 31, 2001, of the total loans due after December 31, 2002, ARM loans comprised 14 percent of the balance of those loans (see Exhibit I-8).

The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Monarch Community's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and 1-4 family permanent mortgage loans continue to comprise the largest concentration of the loan portfolio. Beyond 1-4 family loans, lending diversification by the Bank includes loans secured by commercial real estate and multi-family residential real estate, consumer loans, construction loans, land loans and commercial business loans. Exhibit I-9 provides historical detail of Monarch Community's loan portfolio composition over the past two years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of December 31, 2001.

Monarch Community originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans, retaining adjustable rate loans portfolio, and, in the past, selling a majority of saleable (conforming) fixed rate residential loans into the secondary market with servicing retained. A portion of the fixed rate loan originations are generally underwritten to secondary market standards that would allow for the sale of such loans. In addition, since approximately

1985, Monarch Community has originated non-conforming residential mortgage loans. As these loans are not saleable into the secondary market, such loans are held in the Bank's portfolio. Non-conforming loans, which total an estimated $20 million as of December 31, 2001, are non-conforming due to certain specific financial or other characteristics of the borrower (financial or otherwise), or the property used as security. Monarch Community charges higher interest rates on non-conforming loans and requires lower loan-to-value ratios. The non-conforming loans entail a higher risk of delinquency, foreclosure and potential losses.

Standard fixed and adjustable rate loans offered by the Bank have terms of up to 30 years and are generally fully amortizing with payments due monthly. In recent periods, most of the Bank's 1-4 family lending volume consists of fixed rate loans. ARM loans offered by the Bank consist of loans that reprice every one, three or seven years and which are indexed to the equivalent of the one-year U.S. Treasury rate. Initial rates on ARM loans are typically discounted from the fully-indexed rate, with repricing terms providing for annual and lifetime caps. The Bank typically requires a loan-to-value ("LTV") ratio of 80.0 percent or less for 1-4 family loans, but in some cases may lend up to a 97 percent LTV, if the borrower obtains private mortgage insurance. As of December 31, 2001, the Bank's 1-4 family permanent mortgage loan portfolio totaled $95.4 million or 68.2 percent of total loans outstanding.

Monarch Community also offers construction and land development loans, which totaled $6.8 million at December 31, 2001. The Bank's construction lending activities are typically for the construction of pre-sold homes, are generally for terms of one year or less at fixed rates and require payment of interest only during the construction period. Monarch Community will originate construction loans up to a LTV ratio of 80.0 percent. Most of the Bank's construction lending activities have generally been limited to 1-4 family properties in the local market area, although Monarch Community does offer commercial construction loans. Land development loans are generally loans on building lots with terms of up to one year and available with fixed or adjustable rates of interest.

The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are collateralized by properties in the Bank's normal lending territory. Commercial real estate and multi-family loans are originated up to a maximum LTV ratio of 80 percent. Loan terms typically provide for amortization periods of up to 25 years and are floating rate loans that can be tied to a variety of indices. Properties securing the commercial real estate and multi-family loan portfolio consist primarily of storefronts, churches, apartments, small office buildings and warehouses. As of December 31, 2001, the Bank's commercial real estate and multi-family loan portfolio totaled $15.1 million or 10.8 percent of total loans outstanding. Commercial real estate lending is expected to be an area of gradual lending growth for the Bank, as Monarch Community has been effective in establishing a lending niche to serve borrowers with loan needs that are viewed as being too small for the larger commercial banks to effectively service.

Diversification into non-mortgage lending consists of consumer loans, as well as commercial business loans. The consumer loan portfolio consists primarily of home equity lines of credit/home improvement loans and automobile loans. Other types of consumer loans held by the Bank include mobile home loans, recreational vehicle/boat loans and other secured and unsecured installment loans. Monarch Community is no longer active in originating mobile home loans and the balance of mobile home loans currently held by the Bank is declining (less than $1.4 million currently), although the Bank has been experiencing relatively high delinquencies and charge-offs on that portfolio. Home equity lines of credit are fixed rate loans and are limited to a maximum LTV ratio of 100 percent of the combined balance of the home equity line of credit and the first lien. The maximum term on home equity or home improvement loans is 15 years. Auto, boat and recreational vehicle loans are originated on a direct basis and boat and recreational vehicle loans on a indirect basis. Indirect loans are bought on a rate basis, paying the dealer a cash payment for loans with an interest rate in excess of the rate required by the Bank. Auto loans are offered for terms of up to 60 months, with higher rates and shorter terms being required for used cars. As of December 31, 2001, Monarch Community's outstanding balance of consumer loans totaled $20.7 million or 14.8 percent of total loans outstanding.

The balance of the loan portfolio consists of commercial business loans, which totaled $1.9 million or 1.3 percent of total loans outstanding at December 31, 2001. Commercial business loans held by the Bank consist mostly of secured loans that are extended to local businesses for purposes of financing machinery, equipment purchases, inventory or accounts receivable. A balance of agriculture related loans are also outstanding. Loan terms for commercial business loans provide for floating rate lines of credit that are tied to the Prime rate and are renewable annually. Commercial business lending is a desired growth area for the Bank, in which Monarch Community will be targeting small- and mid-size companies in the local market area as the primary source of commercial loan growth.

Exhibit I-11 provides a summary of the Bank's lending activities over the past two years. During the past two years, originations of 1-4 family permanent mortgage loans accounted for $118.3 million, or 72.8 percent of the Bank's total lending volume. Originations of 1-4 family loans were notably higher during fiscal 2001 compared to fiscal 2000 ($84.0 million versus $34.3 million), which was supported by a higher demand for loans to be refinanced. The stronger demand for loan refinancings also translated in higher repayments during fiscal 2001. As the Bank followed a strategy of selling qualifying fixed rate residential loans into the secondary market net loans receivable actually decreased during fiscal 2001 by $476,000. Consumer loan originations constituted the Bank's second most active area of lending during the past two years, with such originations totaling $11.8 million during fiscal 2000 and $8.0 million during fiscal 2001. The remaining loans originated during fiscal 2001 were commercial real estate ($6.7 million), construction/dev. ($5.2 million) and commercial business ($1.4 million).

Asset Quality

The Bank's lending practices that include non-conforming residential loans and other higher credit risk lending such as manufactured housing has resulted in increasing ratios of non-performing assets. Over the past year, Monarch Community's balance of non-performing assets (real estate owned and non-accruing loans), and accruing loans that are more than 90 days past due increased from $4,014,000 to $5,548,000 at December 31, 2001. Accruing loans greater than 90 days delinquent accounted for the largest portion of the Bank's non-performing assets over the past two years. As shown in Exhibit I-12, the Bank's balance of problem assets at December 31, 2001 consisted of $2,975,000 of loans greater than 90 days delinquent still accruing, and $2,573,000 of real estate owned. In addition, loans delinquent between 60 and 90 days totaled $5.0 million as of December 31, 2001, and consisted primarily of 1-4 family residential real estate loans. The largest portion of the Bank's non-performing assets at December 31, 2001 consisted of 1-4 family loans.

Monarch Community also categorizes the loan portfolio based on "classified assets" categories provided by the OTS. Assets are classified as "Substandard", "Doubtful", or "Loss" based on ability of the assets to perform according to their terms and condition, and as to the likelihood of default. As of December 31, 2001 total Substandard assets were $3.0 million and total Doubtful assets were $555,000. No assets were classified as Loss.

In addition to the non-performing assets shown in Exhibit I-12, the Bank had 5 loans with an aggregate balance of $1.8 million which possible credit problems have caused Monarch Community to have doubts as to the ability of the borrowers to comply with required loan terms. As of December 31, 2001, all five loans were current and performing according to their terms.

The Bank reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and economic conditions. The Bank maintained valuation allowances of $1.7 million at December 31, 2001, equal to 1.22 percent of net loans receivable and 30.3 percent of non-performing assets and accruing loans more than 90 days past due.

Funding Composition and Strategy

Deposits have consistently accounted for the Bank's primary source of funds and at December 31, 2001 deposits equaled 70.0 percent of Monarch Community's interest-bearing funding composition. Exhibit I-13 sets forth the Bank's deposit composition for the past two fiscal years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at December 31, 2001. CDs represent the largest component of the Bank's deposit composition, with Monarch Community's current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of December 31, 2001, the CD portfolio totaled $70.0 million or 66.2 percent of total deposits and 69.1 percent of the CDs were scheduled to mature in one year or less. As of December 31, 2001, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $19.2 million or 27.4 percent of total CDs. Monarch Community maintains a substantial balance of brokered CDs, equal to $23.4 million, obtained from out-of-market sources. These funds are attractive for the Bank as costs of these funds are generally equal to or less than comparable in-market deposits. However, these funds also reflect more "non-core" deposit customers, who are likely less loyal to the Bank. Deposit rates offered by the Bank are generally in the middle-to-upper end of the range of rates offered by local competitors.

Lower cost savings and transaction accounts comprise the balance of the Bank's deposit composition, with such deposits amounting to $35.7 million or 33.8 percent of total deposits at December 31, 2001. Over the past year, the Bank's concentration of transaction and savings accounts comprising total deposits has increased slightly, as transaction and savings account deposits equaled 31.7 percent of Monarch Community's total deposits at fiscal year end 2000. The increase in core deposits as a percent of total deposits was realized through growth of checking, savings and money market accounts, but was partially offset by a decline in non-interest bearing accounts.

Borrowings have been utilized by the Monarch Community in recent years, to support expansion of operations, control of deposits costs and as a source of liquidity. The Bank maintained $45.5 million of borrowings at December 31, 2001, versus a peak balance of $49.0 million at fiscal year end 2000. Borrowings held by the Bank at December 31, 2001 consisted entirely of FHLB advances. Exhibit I-15 provides further detail of Monarch Community's borrowing activities during the past two fiscal years. Monarch Community's deposit growth, internal funding and stock proceeds are expected to be adequate enough to fund the substantial portion of the Bank's lending and investment activities for the intermediate-term. To the extent additional borrowings are utilized by the Bank, such borrowings would most likely consist of FHLB advances.

<u>Legal Proceedings</u>

Monarch Community is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II. MARKET AREA

Introduction

Monarch Community conducts operations in southcentral Michigan through its headquarters office in Coldwater, Branch County, Michigan, two branches in Branch County and two branches in Hillsdale County. Branch County is a generally rural and agriculturally-based county located midway between Detroit, Michigan and Chicago, Illinois, along the Michigan/Indiana border. Branch County lies immediately west of Hillsdale County, which borders both states of Indiana and Ohio. The Bank considers its primary market area to include the above two counties plus, to a lesser extent, the regions surrounding these counties. The Bank intends to continue operations concentrated within current markets through existing offices, utilizing the stock conversion proceeds as the capital base to facilitate such operations. Exhibit II-1 presents details of the Bank's office locations.

The Bank is headquartered in Branch County and holds a strong market share of deposits in the three office locations in that county, and the Bank's growth in this market is expected to be limited given the slow growing rural economy and level of competition. Both Branch and Hillsdale Counties have similar population bases of approximately 45,000, with the county seats of Coldwater and Hillsdale representing population centers.

Monarch Community competes with a number of locally-based and locally-owned financial institutions, along with a small number of larger regional commercial banks. In the Bank's home county of Branch, the primary competition consists of a number of regionally-owned banks, including Southern Michigan Bank and Trust, Century Bank and Trust, National City Bank of Michigan/Illinois, Sturgis Bank and Trust Company and Flagstar Bank, FSB. In Hillsdale County, the main competitors include an out-of-state bank such as Fifth Third Bank of Ohio along with local banks such as Hillsdale County National Bank, Bank of Lenawee, and regional banks such as Southern Michigan Bank and Trust, Century Bank and Trust and Flagstar Bank, FSB. There are two other thrifts operating in Branch County, while there is one other thrift in Hillsdale County. In addition, the Bank faces competition from mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Over the past couple of years, the competitive factors have intensified with the growth of electronic delivery systems (particularly the Internet).

Future growth opportunities for Monarch Community depend on future growth and stability of the regional economy (in particular the areas surrounding the Bank's office locations), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank, the relative economic health of Monarch Community's market area, and the relative impact on value.

National Economic Factors

The future success of the Bank's operations is partially dependent upon various national and local economic trends. Trends in the national economy have generally reflected a slowing pace of growth since the fall of 2000, which have been greatly affected by the September 11, 2001 attacks. Reflecting a positive factor, inflation remains relatively low compared to historical levels. The economic slowdown and September 11 attacks has eliminated the projected Federal budget surplus and caused a noticeable increase in unemployment and a slowdown in economic growth. Unemployment rates remained below 5.0 percent throughout the first half of 2001, but increased to 5.4 percent for October 2001 and to 5.8 percent for December 2001. Prior to September 11, 2001, the economy showed continued signs of sluggishness, which included lowered expectations of future earnings by a number of bellwether stocks in a wide range of industrial sectors and declines in several key economic indicators regarding production and consumer demand. The GDP fell for the third quarter of 2001 by 1.3 percent, following a minimal 0.3 percent increase for the second quarter of 2001, and economists have already declared the nation's economy to be in an official recession. The stock markets remained depressed throughout the calendar year 2001, and were negatively effected by September 11th. For the year ended December 31, 2001, the NASDAQ and the DJIA were down by 7.1 and 21.1 percent, respectively.

Certain positive economic data began to emerge in the first calendar year quarter of 2002, including a decline in the unemployment rate for January 2002, stabilization of consumer confidence ratios, and indications from the Federal Reserve Board that the recession is deemed over. As of March 8, 2002, the DJIA was up by 5.5 percent since year end 2001, while the NASDAQ was down by 1.1 percent.

Interest rate trends have been varied since the beginning of 2001. Concerns of a slumping economy, and the effects of September 11th prompted the Federal Reserve to reduce the overnight Fed funds rate a total of 11 times since January 1, 2001, to levels not seen since the early 1960s. As of the latest Fed rate cut, effective December 11, 2001, the Fed Funds rate was 1.75 percent, down from 6.50 percent at the beginning of the year, while the Discount Rate stood at 1.25 percent, down from 6.00 percent at January 1, 2001. The effect of these interest rate cuts has been most evident in short term rates, which have declined more than longer term rates, steepening the overall treasury yield curve. The Federal Reserve has indicated that the series of rate reductions is more likely to be over at the present time. As of March 8, 2002, one- and thirty-year U.S. government bonds were yielding 2.60 percent and 5.71 percent, respectively, compared to 5.84 percent and 5.44 percent, respectively, as of December 31, 2000. Exhibit II-2 presents historical interest rate trends.

Market Area Demographics

Exhibit II-3 includes detailed information regarding the demographic trends for the Bank's market area counties from 1990 to 2000 and projected through 2005, along with additional data regarding sources of personal income and employment sectors. Data for the nation and the State of Michigan is included for comparative purposes. The Bank's two county market area contained a total population of approximately 91,000 as of 2000, with Hillsdale County containing 52 percent of the population base, and Branch County having 48 percent of the population. Branch County, the location of the Bank's headquarters office and a majority of the Bank's deposits, reported increases in population and households during the 1990s at a rate less than the state and national growth trends. These low rates of growth are indicative of a more rural economy and fewer economic growth opportunities. Conversely, Hillsdale County reported higher growth in population and households, at levels in excess of state and national averages, as this county has experienced a more active and diversified economy. The population and household growth trends described above are forecasted to continue over the next several years.

Median household income and per capita income data (see Exhibit II-3) fell below statewide averages in both market area counties, with Branch County's median household income equal to 82 percent of the statewide average and per capita income equal to 73 percent of the statewide average. Hillsdale County reported a higher level of income, which reflected the positive effects of the employment opportunities (particularly in the manufacturing sector) available in that county.

Local Economy

The two county market area has been historically and continues to be based primarily on manufacturing and agriculture. The region generally remains quite rural in nature, with the county seats of Coldwater and Hillsdale representing the largest population centers. Hillsdale County has developed into a center for automobile products-related manufacturing companies, given that county's proximity to the Detroit metropolitan area, and other automobile manufacturing centers in Indiana and Ohio. This type of manufacturing employment includes both heavy industry machining and casting, along with plastics and injection molding companies. Branch County, while having a concentration in automobile-related manufacturing, also has a level of diversification into areas such as corrections facilities, a Wal-Mart distribution center, and health care facilities. In the past, the two county region has not experienced rapid growth, and thus has not been subject to a significant downturn in the local economies. Table 2.1 lists the largest employers in each market area county, highlighting the major role of manufacturing, agriculture, and trade to the regional economy.

Table 2.1
Monarch Community Bank
Major Market Area Employers

Employer	Industry/Product	Approximate of Employees
Branch County		
Wal-Mart Distribution Center	Retailing	1,000
Michigan Dept. of Corrections	State Correctional Facility	705
Community Health Center	Regional Medical Center	550
Coldwater Community Schools	K-12 Education	400
GME, Inc.	Metal Fabrication	350
Crotty Corporation	Auto Trim, Gaskets, Visors	300
Douglas Autotech	Truck Steering Columns	300
Voltek	Polyethylene Foam	233
Branch Int. School District	Vocational/Tech, K-12	212
Quality Spring/Togo	Spring Products	200
Asama Coldwater Manuf., Inc.	Ferrous Casting/Machining-Autos	200
IMCO	Non-Ferrous Materials	190
Hillsdale County		
Hillsdale Tool & Manufacturing	General, CNC Machinging, Dampers	830
Walker Manufacturing Co.	Automobile Exhaust Systems	500
SKD, LP	Stampings, MIG& Spot Weld	400
Teleflex, Inc.	Auto Components	380
Swift-Eckrich	Meat Products	350
Hi-Lex Controls, Inc.	Auto Manuf./Power Window Regs.	348
Mark I Molded Plastics	Plastic Products/Injection Molding	300
Yukon Manufacturing, Inc.	Automobile Ind. Materials Handling	230
Simpson Industries, Inc.	Auto/truck/heavy equip. parts	200
Venture	Injection Molding/Decorated Parts	200
Dow Chemical	Chemical Preparations	170
Pillsbury	Bakery Products	160

Source: County Chambers of Commerce.

As shown in Table 2.2 below, both market area counties have a higher proportion of employment in manufacturing and agriculture than the state, averaging 27 percent for manufacturing versus 18 percent for the state. Additional detail is presented in Exhibit II-4. Hillsdale County reported the highest level of employment in manufacturing, while Branch County had the highest level of government employment, in part due to the state correctional facility. Wholesale/retail trade was highest in Branch County, due to the presence of the Wal-

Mart Distribution Center. Services employment was notable lower in both market area counties. The characteristics of employment base shown in the table below underscores the previously referenced characteristics.

Table 2.2
Monarch Community Bank
Market Area Employment Characteristics

Employment Area	Michigan	Branch Co.	Hillsdale Co.
Wholesale/Retail Trade	21.8%	23.1%	15.8%
Manufacturing	18.0%	20.7%	33.9%
Services	30.1%	18.3%	19.7%
Government	11.9%	18.2%	11.8%
Agriculture	1.4%	6.7%	7.4%
Fin./Ins./RE	6.8%	4.9%	4.2%
Construction	5.2%	4.6%	3.8%
Transportation	3.7%	2.6%	2.2%
Other	1.2%	0.9%	1.4%
Total	100.0%	100.0%	100.0%

Source: REIS, Inc., 1999 data.

As shown in Table 2.3, unemployment in both of the Bank's market area communities has increased in the last twelve months. Branch County and Hillsdale County both reported unemployment rates above the national and statewide averages as of December 2001. The small labor forces of these counties also indicates that a small change in employment will cause a larger change to the unemployment rate. However, the overall employment levels are not substantially different that the national and statewide averages.

Table 2.3
Monarch Community Bank
Market Area Unemployment Trends

Region	Dec. 2000 Unemployment	Dec. 2001 Unemployment
United States	3.7%	5.4%
Michigan (Nov. data)	3.4%	5.3%
Branch County	4.0%	6.0%
Hillsdale County	4.1%	5.7%

Source: U.S. Bureau of Labor Statistics.

Competition

Forecasts of moderate increases in population and households in the Bank's primary market area suggests relatively slow deposit growth for local financial institution branches. Table 2.4 displays deposit trends for thrifts and commercial banks in the market area from 1998 to 2001. Since 1998, deposit growth in Michigan has been positive for both commercial banks and savings institutions, with savings institutions increasing at a lower rate of 1.8 percent annually over the three year period. Commercial banks continue to maintain the majority of deposit funds in the state of Michigan, approximately 83 percent of all deposits as of the most recent date.

Within the regional market area, both counties in total recorded higher growth in deposits than the state since 1998, with Branch County's deposit growth equal to 5.0 percent annually. Commercial banks have a majority of deposit funds in both market area counties examined (68 percent in Branch County), although thrifts hold a larger percentage of the deposit base in both market area counties than the statewide average.

Monarch Community experienced faster deposit growth in Hillsdale County since 1998 than the competitors on average, although the low dollar amount of deposits and low market share enables the Bank to record higher percentage growth rates. In Branch County, location of the Bank's headquarters office, the Bank recorded a lower rate of deposit growth, resulting in a decline in deposit market share from 21.2 percent to 20.0 percent over the three year period. This continues to represent a strong market share of the county's deposits.

Table 2.4
Monarch Community Bank
Deposit Summary

	As of June 30, 1998			As of June 30, 2001			Deposit Growth Rate 1998-2001 (%)
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	
	(Dollars in Thousands)						
State of Michigan	$ 108,940,000	100.0%	2,974	$ 122,204,000	100.0%	2,972	3.9%
Commercial Banks	89,635,000	82.3%	2,519	101,835,000	83.3%	2,565	4.3%
Savings Institutions	19,305,000	17.7%	455	20,369,000	16.7%	407	1.8%
Branch County	$ 429,223	100.0%	20	$ 497,168	100.0%	23	5.0%
Commercial Banks	316,322	73.7%	16	339,119	68.2%	16	2.3%
Savings Institutions	112,901	26.3%	4	158,049	31.8%	7	11.9%
Monarch Comm. Bank	91,089	21.2%	2	99,560	20.0%	3	3.0%
Hillsdale County	$ 345,779	100.0%	16	$ 388,581	100.0%	16	4.0%
Commercial Banks	291,862	84.4%	13	309,209	79.6%	13	1.9%
Savings Institutions	53,917	15.6%	3	79,372	20.4%	3	13.8%
Monarch Comm. Bank	4,049	1.2%	2	6,450	1.7%	2	16.8%

Source: FDIC; OTS.

Summary

The overall condition of the primary market area can be characterized as stable, with slow to moderate growth potential based on regional population and economic projections. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in Monarch Community having to pay competitive deposit rates and provide high quality service to increase local market share. The reinvestment of stock proceeds from the conversion may mitigate to some extent the potentially higher funding costs to attract deposits through anticipated shareholder loyalty.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Monarch Community's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Monarch Community is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Monarch Community, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 255 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Monarch Community Bancorp will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected eleven institutions with characteristics similar to those of Monarch Community. In the selection process, we applied two "screens" to the universe of all public companies:

- <u>Screen #1. Michigan institutions with assets less than $1 billion.</u> Two companies met the criteria for Screen #2 and both were included in the Peer Group: Citizens First Bancorp and MSB Financial, Inc. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded thrifts in Michigan.
- <u>Screen #2. Indiana institutions with assets between $100 million and $250 million with positive earnings.</u> Nine companies met the criteria for Screen #1 and all were included in the Peer Group: AMB Financial Corp., FFW Corporation, First Bancorp of Indiana, Logansport Financial Corp., Northeast Indiana Bancorp, River Valley Bancorp, Security Financial Bancorp, Sobieski Bancorp and Union Community Bancorp. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded thrifts in Indiana.

Table 3.1 shows the general characteristics of each of the eleven Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Monarch Community, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Monarch Community's financial condition, income and expense trends, loan composition, interest rate and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

o AMB Financial Corp. of Munster, IN. Selected due to northern Indiana market area, traditional thrift operating strategy, characterized by comparable size of branch network, comparable return on average assets, comparable portfolio composition and favorable credit quality measures.

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Table 3.1
Peer Group of Publicly-Traded Thrifts
March 11, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	922	14	03-31	03/01	18.24	165
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	238	3	12-31	06/95	13.65	21
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	229	4	06-30	04/93	13.80	19
SFBI	Security Financial Bcrp of IN	OTC	Northeast IN	Thrift	199	6	06-30	01/00	20.15	39
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	186 S	5	12-31	12/96	24.00	19
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	183	7	06-30	04/99	13.30	24
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	142	2	12-31	12/97	14.49	30
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	142	3	12-31	04/96	10.40	9
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	138	1	12-31	06/95	16.75	17
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	136	3	06-30	03/95	14.80	10
MSBF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	91	2	06-30	02/95	12.35	15

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 03/11/02

- Citizens First Bancorp. Inc. of Port Huron, MI. Selected due to Michigan market area, traditional thrift operating strategy, characterized by similar investment in loans receivable, comparable return on average assets, comparable net interest margin and more favorable credit quality measures.
- FFW Corporation of Wabash IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by comparable size of branch network, similar funding composition, more favorable credit quality measures.
- First Bancorp of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by comparable size of branch network, level of capital, comparable net income and more favorable credit quality measures.
- Logansport Financial Corp. of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by comparable asset size, similar interest-earning asset composition, lower capital position, comparable net interest margin, and similar portfolio composition.
- MSB Financial, Inc. of Marshall, MI. Selected due to Central Michigan market area, traditional thrift operating strategy, characterized by similar level of investment in loans receivable, similar interest-earning asset composition, and strong net interest income levels.
- Northeast Indiana Bancorp of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by similar interest-bearing liabilities composition, and similar level of commercial real estate loans in portfolio.
- River Valley Bancorp of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by similar sized branch network, similar interest-earning asset composition and higher level of net income.
- Security Financial Bancorp of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by higher level of capital, comparable return on assets, similar earnings contribution from sources of non-interest operating income, comparable degree of lending diversification into higher risk types of loans, and more favorable credit quality measures.
- Sobieski Bancorp of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by comparable asset size, similar structure of interest bearing liabilities, similar level of net income.
- Union Community Bancorp of IN. Selected due to Indiana market area, traditional thrift operating strategy, characterized by comparable asset size, higher level of capital, similar interest-earning asset composition, strong emphasis on 1-4 family lending, comparable degree of lending diversification into higher risk types of loans, and more favorable credit quality measures.

In aggregate, the Peer Group companies maintain a higher level of capital than the industry average (13.99 percent of assets versus 10.53 percent for all SAIF-insured public companies), generate comparable earnings as a percent of average assets (0.88 percent ROAA versus 0.74 percent for all SAIF-insured public companies), and generate a lower ROE (6.81 percent ROE versus 8.13 percent for all SAIF-insured public companies). Overall, the Peer Group's average P/B ratio and average P/E multiple were below the respective averages for all publicly-traded thrifts.

	All SAIF-Insured Publicly-Traded	*Peer Group*
Financial Characteristics (Averages)		
Assets ($Mil)	$2,155	$237
Market capitalization ($Mil)	$262	$34
Equity/assets (%)	10.53%	13.99%
Return on assets (%)	0.74%	0.88%
Return on equity (%)	8.13%	6.81%
Pricing Ratios (Averages)(1)		
Price/earnings (x)	14.44x	12.46x
Price/book (%)	117.14%	91.37%
Price/assets (%)	12.08%	12.95%

(1) Based on market prices as of March 8, 2002.

Ideally, the Peer Group companies would be comparable to Monarch Community in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Monarch Community, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Monarch Community and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank's and the Peer Group's ratios reflect balances as of December 31, 2001, unless indicated otherwise for the Peer Group companies. Monarch

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Financial Services Industry Consultants
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Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2001

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Monarch Comm Bancorp Inc of MI																				
December 31, 2001	10.3	2.8	81.7	62.7	27.0	0.0	9.1	0.0	9.1	0.0	2.81	29.92	-0.95	6.78	-7.14	5.20	5.20	8.85	8.85	13.54
SAIF-Insured Thrifts	5.3	21.4	69.1	66.9	20.8	0.1	10.4	0.5	10.0	0.0	7.92	11.97	5.53	9.97	0.53	4.64	4.13	9.28	9.14	16.76
State of MI	3.4	6.3	85.5	60.5	22.4	0.0	12.6	0.0	12.6	0.0	6.17	45.42	2.65	3.41	-0.36	22.97	23.32	12.64	9.23	15.93
Comparable Group Average	7.0	14.1	74.6	65.9	19.1	0.0	14.0	0.2	13.8	0.0	7.21	31.48	3.50	6.15	7.88	0.75	0.85	10.79	10.79	17.66
Mid-West Companies	7.0	14.1	74.6	65.9	19.1	0.0	14.0	0.2	13.8	0.0	7.21	31.48	3.50	6.15	7.88	0.75	0.85	10.79	10.79	17.66
Comparable Group																				
Mid-West Companies																				
AMFC AMB Fin. Corp. of Munster IN	6.3	6.2	80.8	72.2	17.7	0.0	8.3	0.0	8.3	0.0	4.38	59.19	1.30	13.93	-22.63	1.90	1.90	7.01	7.01	12.60
CTZN Citizens First Bancorp of MI	3.5	15.3	78.2	66.9	15.7	0.0	16.2	0.0	16.2	0.0	13.62	39.95	8.95	0.86	22.96	NM	NM	NM	NM	NM
FFWC FFW Corporation of Wabash IN	3.0	30.0	64.1	65.2	24.4	0.0	9.7	0.5	9.2	0.0	3.59	20.02	-2.80	7.33	-6.32	6.00	7.25	7.94	7.94	12.08
FBEI First Bancorp of Indiana of IN	8.7	25.2	60.2	68.3	13.6	0.0	17.2	1.2	16.0	0.0	5.55	-13.13	20.06	-4.92	NM	-10.17	-10.41	14.09	14.09	24.36
LOGN Logansport Fin. Corp. of IN	6.4	8.8	80.9	60.8	26.0	0.0	12.6	0.0	12.6	0.0	4.11	-14.89	9.06	5.60	1.92	2.29	2.29	12.42	12.42	17.91
MSBF MSB Financial, Inc of MI	4.9	1.6	89.5	62.3	18.8	0.0	17.3	0.0	17.3	0.0	-3.41	28.80	-5.77	12.77	-39.87	9.49	9.49	12.64	12.64	21.03
NEIB Northeast Indiana Bncrp of IN	11.0	16.6	68.9	57.5	31.0	0.0	11.0	0.0	11.0	0.0	-3.52	72.75	-17.88	-6.66	1.97	-1.10	-1.10	NM	NM	NM
RIVR River Valley Bancorp of IN(1)	3.3	6.5	85.4	78.7	11.0	0.0	9.4	0.0	9.4	0.0	19.14	25.04	17.32	14.38	NM	2.02	2.06	9.62	9.62	13.42
SFBI Security Financial Bcrp of IN	13.8	23.6	55.7	73.3	7.6	0.0	18.6	0.0	18.6	0.0	4.13	32.54	-10.35	-2.73	NM	-0.85	-0.85	14.90	14.90	26.10
SOBI Sobieski Bancorp of S. Bend IN	6.7	18.0	71.8	63.0	25.7	0.0	9.9	0.0	9.9	0.0	18.18	64.72	7.46	14.86	34.62	4.65	4.65	7.70	7.70	13.80
UCBC Union Community Bancorp of IN	9.5	2.8	85.5	57.4	18.2	0.0	23.7	0.0	23.7	0.0	13.56	31.34	11.18	12.20	70.41	-6.76	-6.76	NM	NM	NM
State of MI																				
CTZN Citizens First Bancorp of MI	3.5	15.3	78.2	66.9	15.7	0.0	16.2	0.0	16.2	0.0	13.62	39.95	8.95	0.86	22.96	NM	NM	NM	NM	NM
FBC Flagstar Bancorp, Inc of MI(1)	1.7	2.2	88.8	52.3	32.8	0.0	4.3	0.0	4.3	0.0	8.31	67.52	4.77	-3.41	15.82	36.45	37.14	NM	5.81	10.82
MSBF MSB Financial, Inc of MI	4.9	1.6	89.5	62.3	18.8	0.0	17.3	0.0	17.3	0.0	-3.41	28.80	-5.77	12.77	-39.87	9.49	9.49	12.64	12.64	21.03

(1) Financial information is for the quarter ending September 30, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Community's equity-to-assets ratio of 9.1 percent was below the Peer Group's average net worth ratio of 14.0 percent. However, the Bank's pro forma capital position will increase with the addition of stock proceeds and will likely exceed the Peer Group's ratio following the conversion. All of the Bank's capital consisted of tangible capital, while the Peer Group's capital included a nominal amount of intangibles (0.2 percent of assets). The increase in Monarch Community's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will also result in a relatively lower return on equity. Both the Bank's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements. On a pro forma basis, the higher surpluses currently maintained by the Bank will become more significant.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for Monarch Community and the Peer Group. Monarch Community maintained a higher concentration of loans as a percent of assets than the Peer Group (81.7 percent versus 74.6 percent for the Peer Group), while the Bank's cash and equivalents, MBS and investments-to-assets ratio was lower than the comparable ratio for the Peer Group (13.1 percent versus 21.1 percent for the Peer Group). Overall, Monarch Community's interest-earning assets amounted to 94.8 percent of assets, which was below the comparable Peer Group ratio of 95.7 percent.

Monarch Community's funding liabilities reflected some similarities relative to that of the Peer Group's funding composition. The Bank's deposits equaled 62.7 percent of assets, which was below the Peer Group average of 65.9 percent. Borrowings, inclusive of subordinated debt, accounted for a higher portion of the Bank's interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 27.0 percent and 19.1 percent for Monarch Community and the Peer Group, respectively. Accordingly, Monarch Community was considered to have lower borrowing capacity than the Peer Group, although both the Bank and the Peer Group were considered to have ample borrowing capacities. Total interest-bearing liabilities maintained as a percent of assets equaled 89.7 percent and 85.0 percent for Monarch Community and the Peer Group, respectively, with the Peer Group's lower ratio being supported by maintenance of a higher capital position.

A key measure of balance sheet strength for a thrift institution is its interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. Presently, the Bank's IEA/IBL ratio is lower than the Peer Group's ratio, based on respective ratios of 105.7 percent and 112.6 percent. The additional capital realized from stock proceeds should provide Monarch Community with a higher IEA/IBL ratio than maintained by the Peer Group, as the capital realized from Monarch Community's stock offering will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Both Monarch Community and the Peer Group's growth rates are based on annualized growth for the 12 months ended December 31, 2001 or the latest date available. Asset growth rates of positive 2.8 percent and positive 7.2 percent were posted by the Bank and the Peer Group, respectively. Monarch Community's asset growth was primarily realized through an increase in cash and investments, while, in contrast, loans receivable declined for the Bank. Similarly, asset growth for the Peer Group was concentrated in cash and investments, although loans receivable increased also, albeit at a more moderate pace. Overall, the Peer Group's asset growth measures would tend to support greater earnings growth relative to the Bank's measures. However, following the conversion, Monarch Community's leverage capacity will be greater than the Peer Group's.

Deposit growth funded most of the Bank's asset growth, as well as a reduction in borrowings. Asset growth for the Peer Group was funded by a combination of deposits and borrowings. Deposit growth of 6.8 percent posted by the Bank was higher than the Peer Group's deposit growth rate of 6.2 percent. The 7.9 percent borrowings growth rate shown for the Peer Group average was understated by the Peer Group companies which recorded borrowing growth rates in excess of 100 percent. For the period shown in Table 3.2, all 3 of the "NM" borrowing growth rates shown for the Peer Group companies in Table 3.2 were attributable to companies recording borrowing growth rates in excess of 100 percent.

Capital growth rates posted by the Bank and the Peer Group equaled positive 5.2 percent and positive 0.8 percent, respectively. The Peer Group's lower capital growth rate was attributable to its higher level of capital, dividend payments and stock repurchases, which more than offset the higher return on average assets posted by the Peer Group. Following the increase in capital realized from conversion proceeds, the Bank's capital growth rate will be depressed by its higher pro forma capital position, as well as by possible dividend payments and stock repurchases.

Income and Expense Components

Monarch Community and the Peer Group reported net income to average assets ratios of 0.44 percent and 0.90 percent, respectively (see Table 3.3), based on earnings for the twelve months ended December 31, 2001, unless indicated otherwise for the Peer Group companies. A lower level of allowances for loan losses and lower operating expenses accounted for the Peer Group's higher profitability, which was partially offset by the Bank's higher net interest margin, higher non-interest income, higher net gains on sale, and lower tax rate.

The Bank's stronger net interest margin resulted from a higher interest income ratio, which was partially offset by the Bank's higher interest expense ratio. Monarch Community's higher interest income ratio was realized through maintaining a higher yield on interest-earning assets (8.51 percent versus 7.55 for the Peer Group). The lower interest expense ratio posted by the Peer Group was supported by the Peer Group's lower cost of funds (4.74 percent versus 5.42 percent for the Bank) and maintenance of a lower level of interest-bearing liabilities as a percent of assets (85.0 percent versus 89.7 percent for the Bank). Overall, Monarch Community and the Peer Group reported net interest income to average assets ratios of 3.68 percent and 3.22 percent, respectively.

In another key area of core earnings, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group recorded operating expense to average assets ratios of 3.87 percent and 2.27 percent, respectively. Monarch Community's operating expense ratio was in part due to an unfavorable ratio of employees for its asset size. Assets per full time equivalent employee equaled $2.7 million for the Bank, versus a comparable measure of $4.1 million for the Peer Group. The Bank's higher staffing requirements can in part be attributed to maintaining five office locations in which the staffing levels of the recently opened branches have not been fully leveraged. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition

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Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2001

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Monarch Comm Bancorp Inc of MI																			
December 31, 2001	0.44	8.34	4.66	3.68	0.60	3.08	0.00	0.00	0.72	0.72	3.87	0.00	0.67	0.00	8.51	5.42	3.09	2,677	28.26
SAIF-Insured Thrifts	0.79	7.04	4.07	2.98	0.15	2.83	0.07	0.01	0.47	0.55	2.30	0.04	0.14	0.00	7.29	4.60	2.69	4,395	34.75
State of MI	1.08	7.55	4.32	3.23	0.18	3.04	-0.04	0.00	0.46	0.42	2.59	0.01	0.79	0.00	7.91	5.10	2.81	2,760	35.52
Comparable Group Average	0.90	7.23	4.01	3.22	0.19	3.03	0.02	-0.02	0.48	0.48	2.27	0.01	0.08	0.00	7.55	4.74	2.80	4,142	31.03
Mid-West Companies	0.90	7.23	4.01	3.22	0.19	3.03	0.02	-0.02	0.48	0.48	2.27	0.01	0.08	0.00	7.55	4.74	2.80	4,142	31.03
Comparable Group																			
Mid-West Companies																			
AMFC AMB Fin. Corp. of Munster IN	0.64	6.86	4.49	2.37	0.11	2.26	0.11	-0.07	0.77	0.80	2.39	0.00	0.13	0.00	7.41	5.01	2.40	NM	19.84
CTZN Citizens First Bancorp of MI	0.51	7.58	3.75	3.83	0.15	3.67	0.00	0.00	0.44	0.44	2.49	0.00	-0.80	0.00	7.81	4.50	3.31	NM	36.63
FFWC FFW Corporation of Wabash IN	0.91	7.42	4.49	2.93	0.50	2.43	0.00	-0.01	0.57	0.56	1.79	0.07	0.10	0.00	7.63	5.02	2.62	NM	25.52
FBEI First Bancorp of Indiana of IN	0.68	6.81	3.85	2.96	0.18	2.78	0.00	0.00	0.69	0.69	2.79	0.07	0.27	0.00	7.21	4.78	2.44	NM	22.80
LOGN Logansport Fin. Corp. of IN	1.03	7.26	4.21	3.06	0.29	2.77	0.00	-0.15	0.32	0.16	1.51	0.00	0.00	0.00	7.57	4.87	2.69	6,003	27.15
MSBF MSB Financial, Inc of MI	1.77	7.80	3.66	4.14	0.11	4.03	-0.02	0.01	0.63	0.62	2.75	0.00	0.78	0.00	8.11	4.46	3.65	3,516	33.92
NEIB Northeast Indiana Bncrp of IN	0.82	7.23	4.47	2.77	0.24	2.53	0.02	-0.02	0.45	0.46	1.94	0.00	0.08	0.00	7.49	5.05	2.44	NM	28.18
RIVR River Valley Bancorp of IN(1)	1.06	7.49	3.93	3.56	0.24	3.33	0.00	0.00	0.53	0.53	2.39	0.00	0.24	0.00	7.83	4.42	3.41	2,908	37.91
SFBI Security Financial Bcrp of IN	0.53	6.83	3.26	3.56	0.09	3.47	0.06	0.04	0.55	0.65	3.28	0.00	-0.07	0.00	7.32	4.05	3.27	NM	31.82
SOBI Sobieski Bancorp of S. Bend IN	0.57	6.92	4.36	2.56	0.16	2.40	0.00	0.00	0.23	0.23	2.08	0.00	0.18	0.00	7.15	4.96	2.19	NM	44.24
UCBC Union Community Bancorp of IN	1.42	7.34	3.66	3.68	0.03	3.65	0.00	-0.04	0.13	0.09	1.60	0.00	0.00	0.00	7.49	5.06	2.42	NM	33.37
State of MI																			
CTZN Citizens First Bancorp of MI	0.51	7.58	3.75	3.83	0.15	3.67	0.00	0.00	0.44	0.44	2.49	0.00	-0.80	0.00	7.81	4.50	3.31	NM	36.63
FBC Flagstar Bancorp, Inc of MI(1)	0.94	7.28	5.56	1.72	0.29	1.43	-0.10	-0.01	0.32	0.21	2.54	0.02	2.39	0.00	7.81	6.34	1.47	2,004	36.02
MSBF MSB Financial, Inc of MI	1.77	7.80	3.66	4.14	0.11	4.03	-0.02	0.01	0.63	0.62	2.75	0.00	0.78	0.00	8.11	4.46	3.65	3,516	33.92

(1) Financial information is for the quarter ending September 30, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

of the stock benefit plans, with such expenses already impacting the Peer Group's operating expenses. At the same time, Monarch Community's capacity to leverage operating expenses will be greater following the increase in capital realized from the infusion of net conversion proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank's earnings strength was less favorable than the Peer Group's. Expense coverage ratios posted by Monarch Community and the Peer Group equaled 0.95x and 1.42x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income provided a larger contribution to Monarch Community's earnings, with such income amounting to 0.72 percent and 0.48 percent of Monarch Community's and the Peer Group's average assets, respectively. The Bank's earnings realized from non-interest operating income is indicative of a more diverse operating strategy into areas that generate revenues from non-interest sources. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, Monarch Community's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 88.0 percent was less favorable than the Peer Group's efficiency ratio of 61.4 percent.

Loan loss provisions had a larger impact on the Bank's earnings, amounting to 0.60 percent and 0.19 percent of the Bank's and Peer Group's average assets, respectively. In comparison to the Peer Group, the higher loss provisions established by Monarch Community was consistent with its greater degree of diversification into higher risk types of lending (including non-conforming loans) and maintenance of a higher non-performing assets-to-assets ratio.

Net gains made a larger contribution to the Bank's earnings, with such gains amounting to 0.67 percent and 0.08 percent of average assets for Monarch Community and the Peer Group, respectively, with Monarch Community's gains due to a large balance of loans sold into the secondary market in fiscal 2001. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings. Taxes were a less significant factor in the Bank's earnings, as Monarch Community and the Peer Group posted effective tax rates of 28.26 percent and 31.40 percent, respectively.

Loan Composition

Table 3.4 presents data related to the loan composition of Monarch Community and the Peer Group. In comparison to the Peer Group, the Bank's loan portfolio composition reflected a higher concentration in the aggregate of 1-4 family residential mortgage loans and mortgage-backed securities (56.8 percent versus 54.5 percent for the Peer Group). A higher concentration of 1-4 family loans accounted for the Bank's higher ratio, as Monarch Community held a minimal amount of mortgage-backed securities as of December 31, 2001. The Bank's practice of selling qualifying fixed rate residential loans in the secondary market has resulted in the loans serviced for others representing a more significant off-balance sheet item for Monarch Community. However, the Peer Group's average balance of loans serviced for others of $16.1 million implies that the Peer Group companies have also emphasized originating loans for investment. Servicing assets equaled 0.14 percent of the Peer Group's assets, versus 0.26 percent for Monarch Community.

Diversification into higher risk types of lending was relatively equal for the Bank and the Peer Group companies on average. Commercial real estate/multi-family loans represented the most significant area of diversification for the Peer Group (10.5 percent of assets), followed by consumer loans (6.9 percent of assets). The Bank's lending diversification consisted primarily of consumer and commercial real estate/multi-family loans, with those portfolios equaling 12.3 percent and 9.0 percent of assets, respectively. Consumer and construction/land loans accounted for the lending areas where the Bank maintained a greater degree of lending diversification than the Peer Group, although lending diversification into construction/land loans was fairly

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2001

Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Portfolio Composition as a Percent Assets								
Monarch Comm Bancorp Inc of MI	0.22	56.58	4.02	8.98	1.12	12.29	71.77	81,828	432
SAIF-Insured Thrifts	12.30	43.27	4.47	12.30	4.75	3.61	60.03	934,496	13,696
State of MI	0.00	66.16	3.26	9.79	3.99	2.80	63.62	4,763,728	57,191
Comparable Group Average	6.20	48.29	2.82	10.45	6.79	6.92	63.75	16,072	324
Comparable Group									
AMFC AMB Fin. Corp. of Munster IN	2.43	62.43	2.41	9.15	1.31	6.29	57.90	0	0
CTZN Citizens First Bancorp of MI	0.00	51.01	2.86	12.11	7.99	3.59	69.42	0	2,568
FFWC FFW Corporation of Wabash IN	13.63	36.35	1.74	4.11	13.23	11.42	71.53	37,850	0
FBEI First Bancorp of Indiana of IN	24.06	37.25	1.44	2.05	15.43	2.42	58.13	11,683	9
LOGN Logansport Fin. Corp. of IN	2.93	47.48	3.09	12.47	9.43	9.37	73.94	0	0
MSBF MSB Financial, Inc of MI	0.00	67.65	6.08	12.57	3.73	1.10	63.06	68,383	537
NEIB Northeast Indiana Bncrp of IN	8.01	47.03	1.88	10.24	8.54	6.72	61.66	10,772	80
RIVR River Valley Bancorp of IN(1)	0.46	38.60	7.54	19.60	9.38	10.96	78.57	48,107	370
SFBI Security Financial Bcrp of IN	0.64	32.99	2.29	11.59	2.81	7.15	58.09	0	0
SOBI Sobieski Bancorp of S. Bend IN	14.41	47.48	0.64	5.40	2.67	12.62	56.96	0	0
UCBC Union Community Bancorp of IN	1.62	62.96	0.99	15.67	0.18	4.45	52.00	0	0
State of MI									
CTZN Citizens First Bancorp of MI	0.00	51.01	2.86	12.11	7.99	3.59	69.42	0	2,568
FBC Flagstar Bancorp, Inc of MI(1)	0.00	79.83	0.83	4.69	0.24	3.70	58.39	14,222,802	******
MSBF MSB Financial, Inc of MI	0.00	67.65	6.08	12.57	3.73	1.10	63.06	68,383	537

(1) Financial information is for the quarter ending September 30, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

comparable for the Bank and the Peer Group. Notwithstanding, the similar diversification into higher risk types of lending, the Bank maintained a higher risk-weighted assets-to-assets ratio compared to the Peer Group (71.8 percent versus 63.8 percent for the Peer Group). Adding to the Bank's higher risk-weighted assets was its higher concentration of total loans comprising assets.

Credit Risk

The Bank's credit risk exposure appears to be higher than the Peer Group's, on average, based on the Bank's higher ratio of non-performing assets and lower reserves as a percent of non-performing assets. As shown in Table 3.5, the Bank's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 3.29 percent of assets, which was above the comparable Peer Group ratio of 0.88 percent. Monarch Community maintained a lower non-performing loans/loans ratio than the Peer Group, based on comparable ratios of 0.00 percent and 0.87 percent, respectively (all of the Bank's 90 days or more delinquent loans continue to accrue interest). The Bank maintained a lower level of loss reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due (30.34 percent versus 153.87 percent for the Peer Group). Comparatively, the Bank maintained a higher level of reserves as a percent of loans (1.22 percent versus 0.96 percent for the Peer Group). Net loan charge-offs were a higher factor for the Bank than the Peer Group, equaling 0.23 percent and 0.13 percent of loans for the Bank and the Peer Group, respectively. Overall, Monarch Community's credit quality measures were considered to be representative of higher credit risk exposure than the Peer Group.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, Monarch Community's interest rate risk characteristics were considered to be slightly less favorable than the Peer Group, as implied by the Peer Group's higher equity-to-assets and IEA/IBL ratios. In addition, a higher level of non-interest earning assets represented a disadvantage for the Bank with respect to

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2001 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Monarch Comm Bancorp Inc of MI	1.53	3.29	0.00	1.22	0.00	30.34	322	0.23
SAIF-Insured Thrifts	0.13	0.74	0.90	0.93	177.21	143.19	316	0.20
State of MI	0.03	1.01	0.97	1.01	223.44	218.74	2,090	0.21
Comparable Group Average	0.02	0.88	0.87	0.96	169.90	153.87	54	0.13
Comparable Group								
AMFC AMB Fin. Corp. of Munster IN	0.00	0.99	1.21	0.66	54.71	54.71	9	0.03
CTZN Citizens First Bancorp of MI	0.09	0.31	0.28	1.54	555.09	396.89	149	0.08
FFWC FFW Corporation of Wabash IN	0.00	NA	NA	1.28	NA	NA	126	0.34
FBEI First Bancorp of Indiana of IN	0.01	0.19	0.29	0.65	223.77	208.33	59	0.22
LOGN Logansport Fin. Corp. of IN	0.05	1.46	1.73	1.00	58.11	56.23	16	0.06
MSBF MSB Financial, Inc of MI	0.00	1.70	1.14	0.77	67.34	40.58	2	0.01
NEIB Northeast Indiana Bncrp of IN	0.00	NA	NA	1.19	NA	NA	107	0.25
RIVR River Valley Bancorp of IN(1)	0.00	0.60	0.70	1.16	166.46	166.46	38	0.10
SFBI Security Financial Bcrp of IN	0.08	NA	NA	1.37	NA	NA	8	0.03
SOBI Sobieski Bancorp of S. Bend IN	0.00	NA	0.73	0.47	63.81	NA	75	0.31
UCBC Union Community Bancorp of IN	0.00	NA	NA	0.42	NA	NA	0	0.00
State of MI								
CTZN Citizens First Bancorp of MI	0.09	0.31	0.28	1.54	555.09	396.89	149	0.08
FBC Flagstar Bancorp, Inc of MI(1)	0.00	NA	1.48	0.71	47.89	NA	6,120	0.53
MSBF MSB Financial, Inc of MI	0.00	1.70	1.14	0.77	67.34	40.58	2	0.01

(1) Financial information is for the quarter ending September 30, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2001 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points): 12/31/01	09/30/01	06/30/01	03/31/01	12/31/00	09/30/00
Monarch Comm Bancorp Inc of MI	9.1	105.7	5.2	-9	7	3	-22	12	10
SAIF-Insured Thrifts	9.9	109.0	4.1	8	1	2	1	-5	-6
State of MI	12.6	114.9	4.8	20	7	11	16	-8	7
Comparable Group Average	13.8	113.0	4.3	3	-2	5	0	-16	-5
Comparable Group									
AMFC AMB Fin. Corp. of Munster IN	8.3	103.9	6.7	29	-7	5	-12	-25	14
CTZN Citizens First Bancorp of MI	16.2	117.4	3.0	5	-19	37	51	NA	NA
FFWC FFW Corporation of Wabash IN	9.2	108.6	2.8	17	-16	-1	-4	-13	-11
FBEI First Bancorp of Indiana of IN	16.0	115.0	5.8	7	22	-13	-27	-28	-12
LOGN Logansport Fin. Corp. of IN	12.6	110.7	3.9	-16	14	16	-4	-22	16
MSBF MSB Financial, Inc of MI	17.3	118.4	4.1	35	3	6	2	-9	8
NEIB Northeast Indiana Bncrp of IN	11.0	109.2	3.4	1	-15	17	23	-19	-23
RIVR River Valley Bancorp of IN(1)	9.4	106.2	4.8	NA	16	-2	-4	-17	6
SFBI Security Financial Bcrp of IN	18.6	115.1	6.9	-16	-34	6	-35	-16	-10
SOBI Sobieski Bancorp of S. Bend IN	9.9	108.7	3.6	-13	15	-25	3	-7	-25
UCBC Union Community Bancorp of IN	23.7	129.5	2.1	-17	2	12	6	-8	-18
State of MI									
CTZN Citizens First Bancorp of MI	16.2	117.4	3.0	5	-19	37	51	NA	NA
FBC Flagstar Bancorp, Inc of MI(1)	4.3	108.9	7.3	NA	37	-11	-3	-7	6
MSBF MSB Financial, Inc of MI	17.3	118.4	4.1	35	3	6	2	-9	8

(1) Financial information is for the quarter ending September 30, 2001.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

limiting interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should serve to provide the Bank with equity-to-assets and IEA/IBL ratios that are stronger than the comparable Peer Group ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Monarch Community and the Peer Group. In general, the relative fluctuations in both the Bank's and the Peer Group's net interest income to average assets ratios were considered to be fairly limited and, thus, based on the interest rate environment that prevailed during the period covered in Table 3.6, neither Monarch Community or the Peer Group were viewed as having significant interest rate risk exposure in their respective net interest margins. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Monarch Community's assets.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Monarch Community. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Monarch Community's estimated pro forma market value of the common stock to be issued in conjunction with the conversion transaction. The valuation incorporates the appraisal methodology promulgated by the OTS, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that such analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Bank's operations and financial condition; (2) monitor the Bank's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase) both regionally and nationally. If material changes should occur prior to closing the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Monarch Community Bancorp's value, or Monarch Community Bancorp's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

<u>Valuation Analysis</u>

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Monarch Community Bancorp coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both Monarch Community's and the Peer Group's balance sheets. The Bank's interest-earning asset composition exhibited a higher concentration of loans, while diversification into higher risk and higher yielding types of loans was similar for both. However, the Bank's 1-4 family residential loan portfolio was characterized by a noticeable level of non-conforming loans that are not saleable to secondary market agencies. Overall, the Bank's asset composition provided for a higher risk weighted assets-to-assets ratio than maintained by the Peer Group. Monarch Community's funding composition reflected a lower level of deposits and a higher level of borrowings than the comparable Peer Group ratios. Overall, as a percent of assets, the Bank maintained a lower level of interest-earning assets (due to the fixed assets and real estate owned on the books) and a higher level of interest-bearing liabilities, which provided for an unfavorable IEA/IBL ratio for the Bank in comparison to the Peer Group. For valuation purposes, RP Financial concluded that a slight downward adjustment was warranted for the Bank's overall asset/liability composition.
- Credit Quality. In general, the Bank's credit quality measures were considered to be less favorable than the Peer Group. The Bank maintained a higher non-performing assets-to-assets ratio and a higher level of real estate owned to assets ratio than the comparable Peer Group ratios. Loss reserves as a percent of non-performing assets were lower for the Bank. Overall, in comparison to the Peer Group, the Bank's measures tended to imply a higher degree of credit exposure and, thus, RP Financial concluded that a moderate downward adjustment was warranted for the Bank's credit quality.
- Balance Sheet Liquidity. The Peer Group operated with a higher level of cash and investment securities relative to the Bank (21.1 percent of assets versus 13.1 percent for the Bank). Following the infusion of stock proceeds, the Bank's cash

and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. Monarch Community's future borrowing capacity was considered to be lower than the Peer Group's, in light of the higher level of borrowings currently maintained by the Bank. In addition, Monarch Community's residential loan portfolio was characterized by a noticeable level of non-conforming loans that are not saleable to secondary market agencies. Overall, balance sheet liquidity for the Bank was considered to be less favorable to the Peer Group and, thus, RP Financial concluded that a moderate downward adjustment was warranted for the Bank's balance sheet liquidity.

- <u>Funding Liabilities</u>. Retail deposits served as the primary interest-bearing source of funds for the Bank and the Peer Group, with borrowings being utilized to a greater degree by Monarch Community. The Bank's overall funding composition provided for a higher cost of funds as maintained by the Peer Group, and Monarch Community also maintained a portfolio of out-of-market brokered CDs. In total, the Bank maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to Monarch Community's lower capital position. Following the stock offering, the increase in the Bank's capital position should provide Monarch Community with a comparable or lower level of interest-bearing liabilities than maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for Monarch Community's funding composition.

- <u>Capital</u>. The Peer Group operates with a higher pre-conversion capital ratio than Monarch Community, 14.0 percent and 9.1 percent of assets, respectively. However, following the mutual-to-stock conversion, Monarch Community's pro forma capital position will likely exceed the Peer Group's equity-to-assets ratio. The Bank's higher pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank's more significant capital surplus will likely result in a below market ROE initially. Overall, RP Financial concluded that no adjustment was warranted for the Bank's capital position.

On balance, Monarch Community's balance sheet strength was considered to be less favorable than Peer Group's, as implied by the less favorable credit quality and asset/liability characteristics of the Bank's pro forma balance sheet. Accordingly, we concluded that a moderate downward valuation adjustment was warranted for the Bank's financial strength.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Bank recorded lower earnings on a ROAA basis (0.44 percent of average assets versus 0.90 percent for the Peer Group). A lower level of operating expenses and lower provisions for loan losses largely accounted for the Peer Group's more favorable reported earnings. Higher net gains, a lower effective tax rate and a higher level of non-interest operating income represented earnings advantages for the Bank. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Bank's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. Overall, the differences between the Bank's and the Peer Group's reported earnings were considered to be representative of the Peer Group's superior earnings strength and, thus, Monarch Community's lower reported earnings warranted a moderate downward adjustment for valuation purposes.

- Core Earnings. While the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income, Monarch Community's earnings were supported to a substantial extent by gains on the sale of loans in the secondary market. These loan sales were the result of loan refinancings in the lower interest rate environment of the year 2001. Due to the high level of operating expenses, the Bank's income statement translated into a lower expense coverage ratio (0.95x versus 1.42x for the Peer Group). Likewise, the Bank's efficiency ratio was less favorable than the Peer Group's (88.0 percent versus 61.4 percent for the Peer Group). Loss provisions had a larger impact on the Bank's earnings, which was consistent with Monarch Community's higher level of non-performing assets and greater diversification into higher risk types of lending. Overall, these measures, after taking into account the expected earnings benefits the Bank should realize from the redeployment of stock proceeds into interest-earning assets, indicated that Monarch Community's core earnings were weaker than the Peer Group's and a moderate downward adjustment was warranted for the Bank's core earnings.

- Interest Rate Risk. Quarterly changes in the Bank's and the Peer Group's net interest income to average assets ratios indicated a similar degree of interest rate risk exposure in their respective net interest margins, as the Bank's and the Peer Group's net interest margins exhibited fairly limited quarterly fluctuations during the period analyzed. Other measures of interest rate risk, such as capital ratios, IEA/IBL ratios, and the level of non-interest earning assets-to-total assets were more favorable for the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with a stronger capital position and IEA/ILB ratio than maintained by Peer Group, as well as enhance the stability of the Bank's net interest margin through the reinvestment of stock proceeds into interest-earning assets. Accordingly, RP Financial concluded that the Bank's interest rate risk exposure on a pro forma basis was comparable to the Peer Group's and that no adjustment was warranted for valuation purposes.

- Credit Risk. Loan loss provisions were a larger factor in the Bank's earnings, and the level of such provisions were considered to be significant for the Bank. In terms of future exposure to credit quality related losses, Monarch Community maintains a higher level of non-performing assets and lower levels of reserves as a percent of non-performing assets, as well as a higher credit risk residential loan portfolio characterized by non-conforming loans. Overall, RP Financial concluded that a moderate downward adjustment was warranted for the credit risk exposure associated with the Bank's earnings.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. The Peer Group's historical growth was stronger than the Bank's, but the infusion of stock proceeds will increase the Bank's earnings growth potential with respect to leverage capacity, as the Bank's pro forma leverage capacity should be greater than the Peer Group's. Additionally, recent cost cutting initiatives implemented in the first quarter of fiscal 2002 should serve to support earnings growth potential. Opportunities for lending and deposit growth in the Bank's market area are considered to be less favorable than the primary market areas served by the Peer Group companies in general, as indicated by the lower population growth that is projected in the Bank's primary market area (see Exhibit III-4). In addition, the Bank's primary market area is characterized by lower personal income levels in comparison to statewide averages. Monarch Community has a higher deposit market share in its headquarter's county of Branch, making future increases in retail deposits difficult. Overall, the Bank's earnings growth potential appears to be less comparable to the Peer Group's, and, thus, we concluded that a slight downward adjustment was warranted for this factor.

- Return on Equity. The Bank's return on equity will be below the comparable averages for the Peer Group and all publicly-traded thrifts. In view of the lower capital growth rate that will be imposed by Monarch Community's lower ROE, we concluded that a moderate downward adjustment was warranted for the Bank's ROE.

On balance, the less favorable core earnings, higher credit risk and lower earnings growth potential characteristics indicated for the Bank resulted in a sizeable downward valuation adjustment for the Bank's profitability, growth and viability of earnings.

3. Asset Growth

Monarch Community's asset growth was lower than the Peer Group's, during the periods covered in our comparative analysis (positive 2.8 percent versus positive 7.2 percent for the Peer Group). This characteristic would normally be considered as a negative, but was somewhat offset by the potential asset growth that the Bank will be able to realize following the infusion of stock proceeds. On a pro forma basis, the Bank's equity-to-assets ratio will be higher than the Peer Group's, resulting in greater leverage capacity for Monarch Community. Since the Bank operates in a slower growing market than the Peer Group companies on average, opportunities to grow the balance sheet through retail growth were viewed as somewhat less favorable for the Bank. On balance, we believe no adjustment was warranted for this factor, as the Bank's less favorable historical growth was viewed as being offset by its greater capacity to leverage the balance sheet on a pro forma basis.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Monarch Community's primary market area for deposits and loans is considered to be Branch and Hillsdale Counties, where the Bank's branches are located. A diversified and growing economy has translated into stable demographic growth for the Bank's primary market area, as measured by growth in population and households during the 1990s. Growth has been most notable in Hillsdale County, away from Monarch Community's headquarters location. Overall, the demographic and economic characteristics of the local market area are considered to be less favorable with respect to limiting credit risk exposure and supporting growth opportunities. At the same time, Monarch Community faces notable competition from numerous other financial institutions, including many which are significantly larger than the Bank.

Overall, the markets served by the Peer Group companies were viewed as having favorable growth characteristics. The primary markets served by the Peer Group companies have on average experienced an increase in population during the 1990s and, on average, population growth in those markets is projected to continue over the next five years. The Peer

Group companies serve more populous and faster growing markets than the primary market area served by the Bank. The median deposit market share maintained by the Peer Group companies in their headquarters counties was lower than the Bank's market share of deposits in Branch County. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, December 2001 unemployment rates for the markets served by the Peer Group companies generally were comparable to the unemployment rates reflected in the Bank's primary market area counties. On balance, we concluded that a slight downward valuation adjustment was appropriate for the Bank's market area.

Table 4.1
Market Area Unemployment Rates
Monarch Community and the Peer Group Companies (1)

	County	December 2001 Unemployment
Monarch Community - MI	Branch	6.0%
	Hillsdale	5.7
The Peer Group		
AMB Financial Corp. of IN	Lake	6.1%
Citizens First Bancorp, Inc. of MI	St. Clair	6.6
FFW Corporation of Wabash - IN	Wabash	6.6
First Bancorp - IN	Vanderburgh	3.9
Logansport Fin. Corp. - IN	Cass	6.1
MSB Financial, Inc. of - MI	Calhoun	5.3
Northeast Indiana Bancorp - IN	Huntington	5.3
River Valley Bancorp – IN	Jefferson	5.1
Security Financial Bancorp - IN	Lake	6.1
Sobieski Bancorp of S. Bend - IN	St. Joseph	5.1
Union Community Bancorp - IN	Montgomery	4.0

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

The Bank has indicated its intention to pay an annual cash dividend following completion of the conversion, but has not determined the amount and timing of such dividend. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Ten out of the eleven Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.75 percent to 4.14 percent. The average dividend yield on the stocks of the Peer Group institutions was 2.62 percent as of March 8, 2002, representing an average earnings payout ratio of 38 percent. As of March 8, 2002, approximately 86 percent of all SAIF-Insured publicly-traded thrifts (non-MHC institutions) had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.78 percent and an average payout ratio of 35.71 percent. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

Based on pro forma earnings and capital, the Bank's dividend capacity (payout ratio) is considered to be somewhat less comparable to the Peer Group's. On balance, we concluded that no adjustment was warranted for purposes of dividends relative to the Peer Group.

6. <u>Liquidity of the Shares</u>

The Peer Group is by definition composed of companies that are traded in the public markets, and all of the Peer Group members trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $9.0 million to $165 million as of March 8, 2002, with an average market value of $33.6 million. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from approximately 672,000 to 9.1 million, with median shares outstanding of approximately 1.5 million. The Bank's conversion stock offering is expected to result in shares outstanding and market capitalization that will be in the middle of the range of the comparable Peer Group averages. Consistent with all of the Peer Group companies, it is anticipated that the Bank's stock will be quoted on the NASDAQ exchange. Overall, we anticipate that the liquidity in the Bank's stock will be relatively similar to the Peer Group companies on average and, therefore, concluded that no valuation adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets need to be considered for thrift stocks such as Monarch Community coming to market: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market for thrift franchises in Michigan. All of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year: More attractive valuations provided a boost to stocks in early-March 2001, but the rally stalled on more earnings warnings and a sell-off in the Tokyo stock market. The bleak outlook for first quarter earnings by a number of the bellwether technology stocks spurred a two-day sell-off in the NASDAQ of more than 11 percent and the S&P 500 fell 4.3 percent on March 12, which put that index into "bear-market" territory as well. Disappointment of only a 0.50 percent rate cut by the Federal Reserve at its March 20 meeting prompted a new wave of selling, particularly in technology stocks. Signs of a stronger economy supported a late-March rally, which was again cut short by more earnings warnings in the technology sector. The first quarter of 2001 concluded as the worst first quarter ever for the NASDAQ and the worst first quarter for the DJIA in 23 years. On March 30, 2001, the DJIA closed at 9878.78, a decline of 8.4 percent since year end 2000. Comparatively, the NADAQ declined 25.5 percent in the first quarter.

Stocks continued to slide in early-April 2001, amid fears that first quarter earnings would contain more bad surprises and generally fall short of reduced expectations. However, favorable earnings reports by Dell Computer Corporation and Alcoa served as a catalyst to one of the largest one-day gains in stock market history on April 5, with the DJIA and NASDAQ posting gains of 4.2 percent and 8.9 percent, respectively. The upward momentum in stocks was sustained into mid-April, as investors gained confidence that the economy would improve in the second half of the year. Stocks raced higher following a surprise inter-meeting rate cut by the Federal Reserve on April 18. The Federal Reserve cited slowing business investment and falling profits in its decision to lower rates by 50 basis points a month ahead of its regularly scheduled meeting. Following some profit taking on the heels of the rate cut, stocks moved higher at the end of April. Favorable economic data, including stronger than expected GDP growth for the first quarter, served as the basis for the general increase in stocks.

The positive trend in stocks did not extend into May 2001, as concerns over the business outlook generally pulled stocks lower through mid-May. Implementation of a fifth rate cut by the Federal Reserve at its mid-May meeting served to reverse the downward trend in stocks, as NASDAQ posted a six-day winning streak following the rate cut. However, profit taking and second quarter earnings jitters ended the rally in late-May. In early-June, the performance of the broader market was mixed, reflecting uncertainty over the prospects for a recovery in the economy and stronger corporate earnings. Amid more profit warnings and growing concerns about the corporate earnings outlook, stocks moved lower in mid-June. Technology stocks experienced the most significant selling pressure, as evidenced by a seven-day losing streak in the NASDAQ from June 8 through June 18. Speculation of another rate cut by the Federal Reserve at its late-June meeting provided for a relatively flat market ahead of the policy meeting. Stocks reacted mildly to the 0.25 percent rate cut implemented by the Federal

Reserve in late-June and continued to trade in a narrow range to close out the second quarter. Generally weak second quarter earnings and growing uncertainty of an economic recovery in the second half of the year combined to pull stocks lower during most of July.

Weak economic data and more bad earnings news from the technology sector continued to pressure stocks lower during the first half of August 2001. The Federal Reserve's 0.25 percent rate cut at its mid-August meeting did little to lift the sagging stock market, as stocks tumbled sharply on the Federal Reserve's gloomy outlook for the economy. News that consumer confidence declined for the second month in a row in August and second quarter GDP growth of 0.2 percent was the slowest growth in eight years served to sharpen the sell-off in late August, reflecting growing pessimism about the chances of a near term economic recovery. The stock market continued to slump in early-September, as the sharp increase in August unemployment sparked a broad-based sell-off.

On September 11, 2001, all major financial markets closed in the wake of the terrorist attack on the World Trade Center and remained closed for the balance of the week. Prior to the resumption of trading on September 17, 2001, the Federal Reserve cut short-term rates by 0.50 percent as an attempt to provide support to the stock market. However, stocks sank sharply in the first day of trading after the terrorist attack, with some of the most significant losses occurring in the airline, travel and insurance stocks. Fears over an extended war on terrorism and further erosion of the nation's weakening economy extended the sell-off through the remainder of the week, as blue chip stocks posted their biggest weekly loss since the Depression. For the week ended September 21, 2001, the DJIA dropped nearly 1,370 points or 14.3 percent. On September 24, 2001, stocks posted their first gains since the terrorist attack, as the DJIA regained approximately 25 percent of the prior week's losses with a one-day increase in the average of 368 points or 4.5 percent. Stocks continued to rebound through the end of September, regaining approximately half of the decline recorded in the first week of trading following the terrorist attack.

The positive trend in the broader stock market generally prevailed through most of October 2001, despite a continuation of bad economic news. Growing confidence about the U.S. military attack in Afghanistan and hopes for a turnaround in the economy were factors that contributed to the stock market recovery. Stocks retreated in late-October, amid uncertainties about the job market and a decline in consumer confidence. Anticipation of another rate cut by the Federal Reserve served to lift stocks in early-November and the rally strengthened following the Federal Reserve's implementation of another half point rate cut at its regularly scheduled meeting in early-November. The favorable trend in the broader stock market continued through most of November, as the DJIA achieved a technical definition of a bull market in the third week of November and closed just shy of 10000 at month's end. In early-December, technology stocks surged higher and the DJIA surpassed the 10000 mark, reflecting growing optimism about an economic recovery. However, the stock market rally ended on news of a larger than expected increase in the November unemployment rate.

Fresh concerns about the corporate earnings outlook pushed stocks lower in mid-December 2001, despite the Federal Reserve's eleventh interest rate cut of the year. During the second half of December, stocks generally moved higher on year end buying and favorable economic data that showed surprisingly strong new home construction. Notwithstanding the year end rally, the Dow Jones Industrial Average ("DJIA") closed seven percent lower for the year and the NASDAQ Composite Index ("NASDAQ") declined 21 percent in 2001, providing for the worst two-year performance in the stock market in 23 years. The stock market began 2002 with a New Year rally, as investors bet on a forthcoming economic recovery and an upturn in corporate earnings. The momentum of the advance faded in mid-January, reflecting concerns that the markets were pricing in more of a recovery than the economy was showing. Stocks continued their fluctuating movements during February 2002, as conflicting signs emerged concerning whether the recession was over or not. Positive comments from Alan Greenspan resulted in stock market gains in early March 2002, along with an improvement in the unemployment rate from 5.8 to 5.5 percent for January. On March 8, 2002, the DJIA closed at 10572.5 or 5.5 percent higher since January 1, 2002 and the NASDAQ closed at 1929.7 or 1.1 percent lower since January 1, 2002.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have outperformed the broader market. After trading in a narrow range through mid-March 2001, a sell-off in large U.S. banks rippled through the thrift sector as well.

Most of the sell-off was attributable to concerns over U.S. bank exposure to troubled Japanese banks, which would only indirectly impact the thrift sector to the extent such problems would impact the U.S. economy. The Federal Reserve's implementation of a third rate cut at its March meeting had little impact on thrift stocks, as thrift stocks followed the broader market lower following the rate cut. However, aided by the decline in short-term interest rates that provided for a steeper yield curve, thrift stocks moved higher at the end of the first quarter. After following the broader market lower in early-April, thrift stocks recovered slightly in mid-April and generally outperformed bank stocks. The more favorable performance by thrifts was supported by their lower exposure to the downturn in the commercial credit cycle and the more positive effect that the interest rate cuts would have on their net interest margins. While the announced merger between First Union and Wachovia had little impact on the overall market for thrift and bank stocks, financial stocks gained on news of the surprise rate cut by the Federal Reserve in mid-April. The largest gains in the thrift sector tended to be in the large-cap issues. Thrift prices generally stabilized in late-April, as first quarter earnings generally met expectations.

Lower short-term interest rates and a steeper yield curve continued to benefit thrift issues in May 2001, particularly following the 0.50 percent rate cut by the Federal Reserve in mid-May. Thrift issues traded in a narrow range in late-May, as interest rates stabilized. Expectations of further rate cutes by the Federal Reserve and stronger second quarter earnings translated into slightly higher thrift prices in early-June. Consolidation among thrift stocks, including Washington Mutual's proposed $5.2 billion acquisition of Dime Bancorp, extended the rally in thrift issues through mid-June. The widely anticipated rate cut by the Federal Reserve at its late-June meeting had little impact on thrift prices, as thrift prices eased lower at the close of the second quarter on profit taking. Generally favorable second quarter earnings realized from strong lending volumes and expansion of the net interest margin served to boost thrift prices during July, in which the strongest gains were again posted by the large-cap issues.

The positive trend in thrift stocks continued to prevail during the first half of August, reflecting a continuation of the favorable interest rate environment and little threat of inflationary pressures. Thrift stocks reacted mildly to the widely anticipated 0.25 percent rate cut by the Federal Reserve in mid-August, which was followed a decline of more than 5.0 percent in the SNL Index for all publicly-traded thrifts in late-August. The decline in the market-cap weighted SNL Index was prompted by news that some of the large publicly-traded thrift lenders were experiencing net interest margin compression. Thrift stocks followed the broader market lower in early-September, reflecting the potential negative implications that a slowdown in consumer spending would have on financial stocks.

In a sharp contrast to the broader market, thrift stocks moved higher on the first day of trading following the terrorist attack. The increase in thrift stocks was attributed to the 0.50 percent rate cut implemented by the Federal Reserve, which provided for a further steepening of the yield curve, and large buyback programs announced by a number of the large-cap thrifts following the Securities and Exchange Commission's decision to waive many of the regulations governing repurchases. However, thrift stocks experienced selling pressure at the end of the week ended September 21, 2001, as investors became wary that the worsening U.S. economy would negatively impact the housing market and related industries as well. Oversold conditions in the thrift sector provided for a positive correction in thrift stocks at the close of September.

Thrift stocks eased lower through mid-October 2001, reflecting expectations that the series of interest rate cuts implemented by the Federal Reserve would be ending soon and the slowing economy would also began to negatively impact residential lenders. The SNL Index dropped sharply in mid-October, as third quarter results for two large cap issues (Washington Mutual and Golden West Financial) indicated an increase in problem assets. After trading in a narrow range through the balance of October, thrifts stocks rebounded during most of November. Attractive valuations on some of the large-cap issues that had become oversold and another rate cut by the Federal Reserve in early-November were factors that contributed to the recovery in thrift prices. Thrift stocks eased lower at the close of November and traded in a narrow range in early-December, which was largely attributed to profit taking in some of the large-cap issues following their strong November performance.

Thrift stocks trended higher in mid- and late-December 2001, reflecting expectations that earnings would benefit from the additional interest rate cuts implemented by the Federal Reserve during the fourth quarter. For the year, the SNL Index for all publicly-traded thrifts posted a gain of 5.0 percent. Further gains were registered in thrift stocks at the beginning of 2002, with the strongest performance turned in by the largest companies. Expectations of strong fourth quarter earnings and growing sentiment of a slow economic recovery that would support a continuation of the steep yield curve were factors that contributed to the advance in thrift stocks. Thrift issues stabilized in mid-January and then moved higher in late-January, as investors were encouraged by fourth quarter earnings. On March 8, 2002 the SNL Index for all publicly-traded thrifts closed at 1001.5, an increase of 9.1 percent since January 1, 2002.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned stock thrifts in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for converting thrifts has shown some signs of strengthening in recent months, although conversion activity has remained somewhat limited. As shown in Table 4.2, only four standard conversion offerings have been completed during the past three months. Three out of the four offerings were closed at the top of the super range and one was closed between the midpoint and the maximum. All four of the recent conversions traded higher in initial trading activity and the average one week change in price for standard conversion offerings completed during the past three months equaled positive 22.0 percent. The average pro forma price/tangible book and core price/earnings ratios of the recent standard conversions at closing equaled 59.6 percent and 30.1 times, respectively.

In examining the current pricing characteristics of the conversion offerings completed during the last three months (see Table 4.3), we note there exists a difference in pricing ratios compared to the universe of all publicly-traded thrifts. Specifically, the current P/B ratio of the full conversion completed in the most recent three month period of 92.65 percent reflects a discount of 24.8 percent from the average P/B ratio of all publicly-traded thrifts (equal to 123.25 percent). The equity-to-assets ratio of the recent conversion was above the average for all publicly-traded thrifts (16.75 percent versus 10.49 percent for all publicly-traded thrifts), which primarily accounted for the lower core return on equity maintained by the recent conversion (6.33 percent versus 7.21 percent for all publicly-traded thrifts). Accordingly, the discount reflected in the P/B ratio of the recent conversion suggests that the investment community has determined to discount their stocks on a book basis until the return on equity improves through redeployment and leveraging of the proceeds over the longer term and implementation of other capital management strategies. The recent conversion in Table 4.3, PHSB Financial Corporation, was a second-step conversion and such offerings tend to be priced at a higher P/B ratio than standard conversion offerings.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Monarch Community's stock price of recently completed and pending acquisitions of other savings institutions operating in Michigan. As shown in Exhibit IV-4, there were twelve Michigan thrift acquisitions announced between the beginning of 1995 through year-to-date 2002, and there are no acquisitions currently pending of Michigan savings institutions. The recent acquisition activity involving Michigan thrifts may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting Michigan or Midwest area companies which operate in markets that have experienced a comparable level of acquisition activity as the Bank's

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial
Institution	State	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)
Standard Conversions																	
Heritage Bancshares, Inc.	TX	2/26/02	HRGB-OTC	$ 40	9.71%	0.81%	93%	$ 4.9	100%	112%	7.6%	NA	NA	8.0%	4.0%	12.8%	0.00%
Allied First Bancorp, Inc.*	IL	12/31/01	AFBA-OTC	$ 83	5.48%	0.01%	5533%	$ 6.1	100%	132%	9.4%	NA	NA	0.0%	4.0%	13.2%	0.00%
Clover Leaf Financial Corp.	IL	12/28/01	CLOV-OTC	$ 87	7.31%	1.68%	41%	$ 6.6	100%	132%	6.7%	NA	NA	8.0%	4.0%	16.2%	0.00%
City Savings Financial Corp.	IN	12/27/01	CSFC-OTC	$ 73	7.19%	1.68%	45%	$ 5.6	100%	132%	8.6%	NA	NA	8.0%	4.0%	8.2%	0.00%
Averages - Standard Conversions:				$ 71	7.42%	1.05%	1428%	$ 5.8	100%	127%	8.1%	N.A.	N.A.	6.0%	4.0%	12.6%	0.00%
Medians - Standard Conversions:				$ 78	7.25%	1.25%	69%	$ 5.8	100%	132%	8.1%	N.A.	N.A.	8.0%	4.0%	13.0%	0.00%
Second Step Conversions																	
PHSB Financial Corporation*	PA	12/21/01	PHSB-NASDAQ	$ 290	11.55%	0.19%	269%	$ 22.0	63%	93%	3.7%	NA	NA	8.0%	4.0%	2.3%	3.10%
Averages - Second Step Conversions:				$ 290	11.55%	0.19%	269%	$ 22.0	63%	93%	3.7%	NA	NA	8.0%	4.0%	2.3%	3.10%
Medians - Second Step Conversions:				$ 290	11.55%	0.19%	269%	$ 22.0	63%	93%	3.7%	NA	NA	8.0%	4.0%	2.3%	3.10%
Mutual Holding Companies(6)																	
Westfield Financial, Inc. MHC*	MA	12/28/01	WFD-AMEX	$ 722	11.37%	0.34%	150%	$ 49.7	47%	132%	3.2%	NA	NA	8.0%	4.0%	3.5%	2.00%
AJS Bancorp, Inc. MHC	IL	12/27/01	AJSB-OTC	$ 201	10.28%	0.73%	169%	$ 11.8	49%	132%	4.7%	NA	NA	8.0%	4.0%	7.0%	0.00%
Averages - Mutual Holding Companies:				$ 461	10.83%	0.54%	159%	$ 30.8	48%	132%	3.9%	NA	NA	8.0%	4.0%	5.3%	1.00%
Medians - Mutual Holding Companies:				$ 461	10.83%	0.54%	159%	$ 30.8	48%	132%	3.9%	NA	NA	8.0%	4.0%	5.3%	1.00%
Averages - All Conversions:				$ 214	8.98%	0.78%	900%	$15.2	80%	124%	6.3%	NA	NA	6.9%	4.0%	9.0%	0.73%
Medians - All Conversions:				$ 87	9.71%	0.73%	150%	$6.6	100%	132%	6.7%	NA	NA	8.0%	4.0%	8.2%	0.00%

Institution	Pro Forma Data: Pricing Ratios(3): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends, Closing Price: First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions													
Heritage Bancshares, Inc.	62.5%	36.3x	11.1%	0.3%	17.8%	1.7%	$10.00	$12.05	20.5%	$11.70	17.0%	$11.00	10.0%
Allied First Bancorp, Inc.*	62.1%	14.7x	6.9%	0.5%	11.1%	4.2%	$10.00	$11.90	19.0%	$11.85	18.5%	$11.66	16.6%
Clover Leaf Financial Corp.	56.3%	49.3x	7.1%	0.1%	12.7%	1.1%	$10.00	$12.50	25.0%	$13.00	30.0%	$13.15	31.5%
City Savings Financial Corp.	57.7%	19.9x	7.2%	0.3%	12.5%	2.2%	$10.00	$12.00	20.0%	$12.25	22.5%	$12.75	27.5%
Averages - Standard Conversions:	59.6%	30.1x	8.1%	0.3%	13.5%	2.3%	$10.00	$12.11	21.1%	$12.20	22.0%	$12.14	21.4%
Medians - Standard Conversions:	59.9%	28.1x	7.2%	0.3%	12.6%	2.0%	$10.00	$12.03	20.3%	$12.05	20.5%	$12.21	22.1%
Second Step Conversions													
PHSB Financial Corporation*	67.2%	14.6x	11.3%	0.8%	16.9%	4.6%	$10.00	$12.24	22.4%	$12.00	20.0%	$12.46	24.6%
Averages - Second Step Conversions:	67.2%	14.6x	11.3%	0.8%	16.9%	4.6%	$10.00	$12.24	22.4%	$12.00	20.0%	$ 12.46	24.6%
Medians - Second Step Conversions:	67.2%	14.6x	11.3%	0.8%	16.9%	4.6%	$10.00	$12.24	22.4%	$12.00	20.0%	$ 12.46	24.6%
Mutual Holding Companies(6)													
Westfield Financial, Inc. MHC*	61.9%	17.9x	13.1%	0.8%	16.3%	8.0%	$10.00	$13.34	33.4%	$13.15	31.5%	$ 13.55	35.5%
AJS Bancorp, Inc. MHC	59.1%	27.5x	10.9%	0.4%	18.4%	2.2%	$10.00	$13.20	32.0%	$13.00	30.0%	$ 13.25	32.5%
Averages - Mutual Holding Companies:	60.5%	22.7x	12.0%	0.6%	17.3%	5.1%	$10.00	$13.27	32.7%	$13.08	30.8%	$ 13.40	34.0%
Medians - Mutual Holding Companies:	60.5%	22.7x	12.0%	0.6%	17.3%	5.1%	$10.00	$13.27	32.7%	$13.08	30.8%	$ 13.40	34.0%
Averages - All Conversions:	61.0%	25.8x	9.7%	0.5%	15.1%	3.4%	$10.00	$12.46	24.6%	$12.42	24.2%	$12.55	25.5%
Medians - All Conversions:	61.9%	19.9x	10.9%	0.4%	16.3%	2.2%	$10.00	$12.24	22.4%	$12.25	22.5%	$12.75	27.5%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously converted to commercial bank charter.
(8) Converted to a commercial bank charter.

March 8, 2002

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Market Pricing Comparatives
Prices As of March 8, 2002

Financial Institution	Market Capitalization: Price/Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/Share ($)	Pricing Ratios(3): P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4): Amount/Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/Assets (%)	NPAs/Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	17.85	287.55	1.07	14.89	14.83	123.25	12.63	130.97	16.14	0.42	2.45	33.16	2,225	10.49	0.69	0.80	8.37	0.71	7.21
Special Selection Grouping(8)	14.00	48.96	0.62	15.11	21.88	92.65	15.52	92.65	22.58	0.32	2.29	51.61	315	16.75	0.19	0.78	6.54	0.75	6.33
Comparable Group																			
Special Comparative Group(8)																			
PHSB PHSB Financial Corp of PA	14.00	48.96	0.62	15.11	21.88	92.65	15.52	92.65	22.58	0.32	2.29	51.61	315	16.75	0.19	0.78	6.54	0.75	6.33

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Mths (no MHC);

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

market and, thus, are subject to the same type of acquisition speculation that may influence Monarch Community's trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered market conditions in general and trends in the overall thrift market, including the new issue market and the acquisition market for Michigan thrifts. Taking these factors and trends into account, RP Financial concluded that no valuation adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Monarch Community's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of Monarch Community's Board of Directors. While the Bank does not have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure as indicated by the financial characteristics of the Bank. Monarch Community currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted SAIF-insured institution, Monarch Community will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions.

Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should be discounted relative to the Peer Group as follows:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Sizeable Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Monarch Community's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Monarch Community's prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and the recent conversions.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Bank and the Peer Group included certain non-recurring items, we have also examined core earnings estimates for the Bank and the Peer Group.

- o P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- o P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of March 8, 2002, the pro forma market value of Monarch Community's conversion stock was $15,000,000 at the midpoint, equal to 1,500,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items,

plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $758,000 for the twelve months ended December 31, 2001. In calculating Monarch Community's core earnings, in a format to match the adjustments made to the Peer Group's earnings, the only adjustments made to reported earnings were to eliminate gains on the sale of loans, gains on the sale of loans reclassified, loss on the sale of fixed assets, and trading gains. The Bank's net gains from these items for the twelve months ended December 31, 2001 totaled $1.2 million. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 28 percent for the gains, the Bank was projected to have a negative core earnings level for fiscal 2001. This precludes the use of core earnings in the valuation process. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$758
Less: Net Gains	(1,167)
Plus: Tax Effect	330
Core earnings estimate	($78)

Based on the Bank's reported earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported P/E multiple at the $15.0 million midpoint value equaled 19.24 times, respectively, which provided for a premium of 54.4 percent relative to the Peer Group's average reported earnings multiple of 12.46 times (see Table 4.4). We concluded that the earnings multiple premium was acceptable in light of the valuation discount on a book value basis, as shown below.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.4
Public Market Pricing
Monarch Comm Bancorp Inc of MI and the Comparables
As of March 8, 2002

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Monarch Comm Bancorp Inc of MI																			
Superrange	$10.00	$19.84	$0.40	$16.21	25.12	61.68	10.70	61.68	NM	$0.00	0.00	0.00	$185	17.34	2.99	0.43	2.46	(0.03)	(0.15)
Range Maximum	10.00	17.25	0.45	17.32	21.99	57.72	9.42	57.72	NM	$0.00	0.00	0.00	183	16.31	3.03	0.43	2.62	(0.03)	(0.17)
Range Midpoint	10.00	15.00	0.52	18.60	19.24	53.75	8.28	53.75	NM	$0.00	0.00	0.00	181	15.40	3.06	0.43	2.79	(0.03)	(0.20)
Range Minimum	10.00	12.75	0.61	20.33	16.45	49.18	7.11	49.18	NM	$0.00	0.00	0.00	179	14.46	3.09	0.43	2.99	(0.03)	(0.24)
SAIF-Insured Thrifts(7)																			
Averages	17.23	261.88	1.04	15.00	14.44	117.14	12.08	124.92	15.91	0.40	2.45	32.92	2,155	10.53	0.74	0.78	8.13	0.68	6.85
Medians	---	---	---	---	13.20	108.26	10.77	110.72	15.15	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of MI(7)																			
Averages	17.54	200.78	-0.01	14.25	8.43	123.44	13.89	123.44	15.60	0.33	2.09	37.12	2,374	12.59	1.01	1.07	13.41	0.55	-1.00
Medians	---	---	---	---	8.43	110.21	16.87	110.21	15.60	---	---	---	---	---	---	---	---	---	---
Comparable Group Averages																			
Averages	15.63	33.57	1.05	17.03	12.46	91.37	12.95	92.34	14.91	0.39	2.62	37.53	237	13.99	0.88	0.90	6.81	0.85	6.32
Medians	---	---	---	---	10.75	90.17	12.56	90.17	12.82	---	---	---	---	---	---	---	---	---	---
State of MI																			
CTZN Citizens First Bancorp of MI	18.24	165.07	1.01	16.55	NM	110.21	17.90	110.21	18.06	0.32	1.75	31.68	922	16.24	0.31	0.52	3.34	1.04	6.75
FBC Flagstar Bancorp, Inc of MI	22.04	421.85	-1.99	13.57	7.50	162.42	6.91	162.42	NM	0.28	1.27	NM	6,107	4.25	NA	0.94	25.93	-0.64	-17.55
MSBF MSB Financial, Inc of MI	12.35	15.43	0.94	12.64	9.36	97.71	16.87	97.71	13.14	0.40	3.24	42.55	91	17.27	1.70	1.77	10.95	1.26	7.80
Comparable Group																			
AMFC AMB Fin. Corp. of Munster IN	10.40	8.95	0.90	13.61	9.90	76.41	6.32	76.41	11.56	0.24	2.31	26.67	142	8.27	0.99	0.65	7.94	0.55	6.80
CTZN Citizens First Bancorp of MI	18.24	165.07	1.01	16.55	NM	110.21	17.90	110.21	18.06	0.32	1.75	31.68	922	16.24	0.31	0.52	3.34	1.04	6.75
FFWC FFW Corporation of Wabash IN	13.80	19.04	1.41	16.08	9.08	85.82	8.31	90.43	9.79	0.56	4.06	39.72	229	9.68	NA	0.91	9.60	0.85	8.91
FBEI First Bancorp of Indiana of IN	13.30	23.90	0.51	17.56	19.56	75.74	13.05	81.60	26.08	0.30	2.26	58.82	183	17.22	0.19	0.68	3.72	0.51	2.79
LOGN Logansport Fin. Corp. of IN	16.75	17.34	1.35	16.81	12.41	99.64	12.56	99.64	12.41	0.48	2.87	35.56	138	12.60	1.46	1.03	7.98	1.03	7.98
MSBF MSB Financial, Inc of MI	12.35	15.43	0.94	12.64	9.36	97.71	16.87	97.71	13.14	0.40	3.24	42.55	91	17.27	1.70	1.77	10.95	1.26	7.80
NEIB Northeast Indiana Bncrp of IN	13.65	21.17	1.19	16.94	10.75	80.58	8.88	80.58	11.47	0.48	3.52	40.34	238	11.02	NA	0.82	7.41	0.77	6.94
RIVR River Valley Bancorp of IN	24.00	19.34	1.92	21.71	10.67	110.55	10.39	110.75	12.50	0.60	2.50	31.25	186	9.40	0.60	1.06	10.47	0.90	8.93
SFBI Security Financial Bcrp of IN	20.15	38.69	0.60	19.30	NM	104.40	19.44	104.40	NM	0.00	0.00	0.00	199	18.62	NA	0.52	2.81	0.57	3.07
SOBI Sobieski Bancorp of S. Bend IN	14.80	9.95	0.84	20.04	13.96	73.85	7.31	73.85	17.62	0.32	2.16	38.10	136	9.90	NA	0.56	5.42	0.45	4.29
UCBC Union Community Bancorp of IN	14.49	30.43	0.88	16.07	16.47	90.17	21.37	90.17	16.47	0.60	4.14	68.18	142	23.70	NA	1.42	5.30	1.42	5.30

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio to Monarch Community's pro forma book value. The pre-conversion reported book value for Monarch Community equaled $15.4 million and consisted entirely of tangible capital. Based on the $15.0 million midpoint valuation, Monarch Community's pro forma P/B and P/TB ratios both equaled 53.75 percent. In comparison to the average P/B and P/TB ratios for the Peer Group of 91.37 percent and 92.34 percent, respectively, the Bank's ratios reflected a discount of 41.2 percent on a P/B basis and a discount of 41.8 percent on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, and the Bank's resulting P/E multiple, and the low level of core earnings reported by the Bank.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Monarch Community's value equaled 8.28 percent of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 12.95 percent, which implies a 36.1 percent discount for the Bank's pro forma P/A ratio.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent standard conversions are not the primary determinate of value herein. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The recent standard conversions on average closed at a price/tangible book ratio of 59.6 percent (see Table 4.2). In comparison, the Bank's P/TB ratio at the appraised midpoint value reflects a discount of 9.8 percent relative to the average closing P/TB ratio of the recent standard conversion offerings. In comparison to the average current aftermarket P/TB ratio of the one recent conversion (92.65 percent), the Bank's P/TB ratio at the appraised midpoint value reflects a discount of 42.0 percent.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of March 8, 2002, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, was $15,000,000 at the midpoint. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $12,750,000 and a maximum value of $17,250,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 1,275,000 shares at the minimum and 1,725,000 at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a super maximum value of $19,837,500, or 1,983,750 shares without requiring a resolicitation. The comparative pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Monarch Community Bank
Map of Office Locations


Explanation of Symbols
State Capital
MSA Boundary
Newton County Seat
29 MSA Number
Population Key
Under 250
250-499
500-999
1,000-2,499
2,500-4,999
5,000-9,999
10,000-19,999
20,000-24,999
25,000-49,999
50,000-99,999
100,000-249,999
250,000-999,999
1,000,000 +
Cleartype
County-Town
MICHIGAN
AMC
0 25 50 75 100 Miles
0 25 50 75 100 125 Kilometers
CANADA
Lake Huron
Lake Michigan
WI
IN
OH
Lansing
East Lansing
Grand Rapids
Kalamazoo
Battle Creek
Jackson
Ann Arbor
Detroit
Dearborn
Flint
Saginaw
Pontiac
Troy
Livonia
Marquette
Sault Ste. Marie
Traverse City
Muskegon
Port Huron
Adrian
Monroe

EXHIBIT I-2
Monarch Community Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
Monarch Community Bank
Key Operating Ratios

	December 31,				
	2001	2000	1999	1998	1997
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	.44%	.87%	.76%	1.01%	1.26%
Return on retained earnings (ratio of net income to average equity)	5.05%	9.62%	8.96%	12.85%	16.00%
Interest rate spread information:					
Average during period	3.09%	4.01%	3.57%	3.56%	3.97%
Net interest margin[1]	3.93%	4.44%	4.01%	3.81%	4.12%
Ratio of operating expense to average total assets	3.87%	3.65%	3.58%	3.31%	2.83%
Ratio of average interest-earning assets to average interest-bearing liabilities	1.04	1.03	1.02	1.03	1.06
Efficiency ratio[2]	74.10%	69.80%	73.80%	67.00%	59.60%
Asset Quality Ratios:					
Non-performing assets to total assets at end of period	3.29%	2.44%	1.67%	1.03%	1.54%
Non-performing loans to total loans	1.34%	1.08%	.89%	.65%	1.17%
Allowance for loan losses to non-performing loans	56.57%	31.78%	40.30%	50.00%	26.50%
Allowance for loan losses to loans receivable, net	1.22%	.62%	.56%	.49%	.43%
Capital Ratios:					
Retained earnings to total assets at end of period	9.11	8.90	8.93	8.05	7.64
Average retained earnings to average assets	8.64	9.01	8.44	7.86	7.86
Other Data:					
Number of full-service offices	5	5	5	5	3

(1) Net interest income divided by average interest earning assets.

(2) Total other operating expense, excluding real estate owned and repossessed property expense, as a percentage of net interest income and total other operating income, excluding net securities transactions.

EXHIBIT I-4
Monarch Community Bank
Investment Portfolio Composition

	December 31,			
	2001		2000	
	Value	% of Total	Value	% of Total
	(Dollars in Thousands)			
Trading assets, at fair value:				
Mortgage backed securities	$258	100.00%	$239	100.00%
Investment securities, at amortized cost:				
Mortgage-backed securities	$367	100.00%	$473	100.00%
Investment securities, at fair value	$369	100.00%	$471	100.00%

EXHIBIT I-5
Monarch Community Bank
Yields and Costs

	Year Ended December 31,					
	2001			2000		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate
	(Dollars in Thousands)					
Overnight deposits at FHLB	$ 19,249	$ 689	3.58%	$ 4,827	$ 282	5.84%
Trading assets	250	14	5.60	656	41	6.25
Investment securities	417	31	7.43	521	19	3.65
Federal Home Loan Bank stock	2,509	245	9.76	2,281	291	12.76
Loans receivable[1]	140,732	13,551	9.63	136,684	13,236	9.68
Total earning assets	$163,157	14,530	8.91	$144,969	13,869	9.57
Demand and NOW accounts	$ 11,428	200	1.75	$ 10,818	244	2.26
Money market accounts	7,940	275	3.46	7,725	298	3.86
Savings deposits	14,542	369	2.54	14,732	440	2.99
Certificates of deposit	74,025	4,153	5.61	63,087	3,772	5.98
Federal Home Loan Bank advances	48,908	3,120	6.38	42,083	2,680	6.37
Total interest-bearing liabilities	$156,843	8,117	5.18	$138,445	7,434	5.37
Net interest income		$ 6,413			$ 6,435	
Net interest spread			3.73%			4.20%
Net interest margin			3.93%			4.44%
Average interest-earning assets to average interest-bearing liabilities		1.04x			1.05x	

[1] Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

EXHIBIT I-5(continued)
Monarch Community Bank
Yields and Costs

	At December 31,	
	2001	2000
Weighted average yield on:		
Loans receivable	9.63%	9.68%
Investment securities	7.43	3.65
Other securities	9.76	12.76
Trading assets	5.60	6.25
Overnight deposits	3.58	5.84
Combined weighted average yield on interest-earning assets	8.91	9.57
Weighted average rate paid on:		
Savings deposits	2.54	2.99
Demand and NOW deposits	1.75	2.26
Money market accounts	3.46	3.86
Certificate of deposit accounts	5.61	5.98
Borrowings	6.38	6.37
Combined weighted average rate paid on interest-bearing liabilities	5.18	5.37
Spread	3.73	4.20

EXHIBIT I-6
Monarch Community Bank
Loan Loss Allowance Activity

	December 31, 2001	December 31, 2000
	(Dollars in Thousands)	
Balance at beginning of period	$ 857	$ 705
Charge-offs:		
One- to four-family	116	60
Multi-family	---	---
Commercial real estate	---	---
Construction or development	---	---
Consumer	206	55
Commercial business	---	---
	322	115
Recoveries:		
One- to four-family	72	5
Multi-family	---	---
Commercial real estate	---	---
Construction or development	---	---
Consumer	37	17
Commercial business	---	---
	109	22
Net charge-offs	213	93
Additions charged to operations	1,039	245
Balance at end of period	$1,683	$ 857
Ratio of net charge-offs during the period to average loans outstanding during the period	0.15%	0.07%
Ratio of net charge-offs during the period to non-performing assets	4.46%	2.85%
Allowance as a percentage of non-performing loans	56.57%	31.78%
Allowance as a percentage of total loans (end of period)	1.22%	0.62%

EXHIBIT I-7
Monarch Community Bank
NPV Analysis

Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)[1]	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change
+300 bp	$22,539	(1,850)	(8)%	13.30%	(32)bp
+200 bp	23,793	(596)	(2)	13.74	12 bp
+100 bp	24,485	96	—	13.87	26 bp
0 bp	24,389			13.62	
-100 bp	23,747	(642)	(3)	13.10	(52)bp
-200 bp	n/m[2]	n/m[2]	n/m[2]	n/m[2]	n/m[2]
-300 bp	n/m[2]	n/m[2]	n/m[2]	n/m[2]	n/m[2]

[1] Assumes an instantaneous uniform change in interest rates at all maturities.
[2] Not meaningful because some market rates would compute to a rate less than 0.

EXHIBIT I-8
Monarch Community Bank
Fixed Rate and Adjustable Rate Loans

	December 31,			
	2001		2000	
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)			
Fixed-Rate Loans:				
Real estate:				
One- to four-family	$ 81,628	58.31%	$ 77,518	55.42%
Multi-family	245	0.17	259	0.19
Commercial	10,677	7.63	9,713	6.94
Construction or development	5,612	4.01	4,401	3.15
Total real estate loans	98,162	70.12	91,891	65.70
Consumer	20,728	14.81	21,840	15.61
Commercial business	884	0.63	632	0.45
Total fixed-rate loans	119,774	85.56	114,363	81.76
Adjustable-Rate Loans:				
Real estate:				
One- to four-family	13,817	9.87	19,189	13.72
Multi-family	---	---	---	---
Commercial	4,221	3.01	4,327	3.09
Construction or development	1,173	0.84	1,283	0.92
Total real estate loans	19,211	13.72	24,799	17.73
Consumer	---	---	---	---
Commercial business	1,000	0.72	707	0.51
Total adjustable-rate loans	20,211	14.44	25,506	18.24
Total loans	139,985	100.00%	139,869	100.00%
Less:				
Loans in process	18		97	
Deferred fees and discounts	563		718	
Allowance for loan losses	1,683		857	
Total loans receivable, net	$137,721		$138,197	

EXHIBIT I-9
Monarch Community Bank
Loan Portfolio Composition

	December 31,			
	2001		2000	
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)			
Real Estate Loans:				
One- to four-family	$ 95,445	68.2%	$ 96,707	69.1%
Multi-family	245	0.2	259	0.2
Commercial	14,898	10.6	14,040	10.0
Construction or development	6,785	4.8	5,684	4.1
Total real estate loans	117,373	83.8	116,690	83.4
Other loans:				
Consumer loans:				
Automobile	3,287	2.3	4,002	2.9
Home equity	14,084	10.1	14,827	10.6
Manufactured housing	1,557	1.1	1,902	1.4
Other	1,800	1.3	1,109	0.8
Total consumer loans	20,728	14.8	21,840	15.7
Commercial Business Loans	1,884	1.4	1,339	0.9
Total other loans	22,612	16.2	23,179	16.6
Total Loans	139,985	100.0%	139,869	100.0%
Less:				
Loans in process	18		97	
Deferred fees and discounts	563		718	
Allowance for losses	1,683		857	
	$137,721		$138,197	

EXHIBIT I-10
Monarch Community Bank
Contractual Maturity By Loan Type

Due During Years Ending December 31,	Real Estate: One- to Four-Family Amount	Real Estate: One- to Four-Family Weighted Average Rate	Real Estate: Multi-family and Commercial Amount	Real Estate: Multi-family and Commercial Weighted Average Rate	Real Estate: Construction or Development Amount	Real Estate: Construction or Development Weighted Average Rate	Consumer Amount	Consumer Weighted Average Rate	Commercial Business Amount	Commercial Business Weighted Average Rate	Total Amount	Total Weighted Average Rate
							(Dollars in Thousands)					
2002	$ 4,215	8.06%	$ 1,795	7.87%	$5,596	7.82%	$ 2,175	9.61%	$ 717	7.37%	$ 14,498	8.14%
2003	1,141	10.20	1,316	8.84	227	8.25	1,884	10.61	24	9.99	4,592	9.88
2004	3,053	8.58	839	8.65	65	8.11	5,080	9.27	568	8.30	9,605	8.93
2005 and 2006	1,382	9.70	2,583	8.64	453	10.45	5,501	9.74	445	8.18	10,364	9.42
2007 to 2008	1,242	9.17	764	8.77	22	12.50	1,426	10.20	130	5.25	3,584	9.37
2009 to 2023	33,226	8.58	6,568	8.69	422	9.58	4,398	9.96	---	---	44,614	8.74
2024 and following	51,186	8.88	1,278	6.75	---	---	264	11.29	---	---	52,728	8.84

The total amount of loans due after December 31, 2002 which have predetermined interest rates is $107.7 million while the total amount of loans due after such date which have floating or adjustable rates is $17.8 million.

EXHIBIT I-11
Monarch Community Bank
Loan Originations, Purchases and Sales

	Year Ended December 31, 2001	Year Ended December 31, 2000
	(In Thousands)	
Originations by type:		
Real Estate:		
One- to four-family	$ 83,991	$34,280
Multi-family	10	---
Commercial	6,734	5,299
Construction or development	5,235	4,959
Total real estate loans	95,970	44,538
Consumer Loans:		
Automobile	1,946	2,280
Home equity	4,051	7,763
Manufactured housing	367	956
Other	1,619	800
Commercial business	1,416	661
Total loans originated	105,369	56,998
Sales and Repayments:		
One- to four-family loans sold	46,958	9,530
Principal repayments	58,295	35,670
Total reductions	105,253	45,200
Decrease in other items, net	(592)	(15)
Net increase (decrease)	$ (476)	$11,783

EXHIBIT I-12
Monarch Community Bank
Non-Performing Assets

	December 31,	
	2001	2000
	(Dollars in Thousands)	
Non-accruing loans:		
One- to four-family	$ ---	$ ---
Multi-family	---	---
Commercial real estate	---	---
Construction or development	---	---
Consumer	---	---
Commercial business	---	---
Total	---	---
Accruing loans delinquent more than 90 days:		
One- to four-family	2,251	2,248
Multi-family	---	---
Commercial real estate	161	142
Construction or development	257	---
Consumer	306	290
Commercial business	---	17
Total	2,975	2,697
Foreclosed assets:		
One- to four-family	2,437	1,304
Multi-family	---	---
Commercial real estate	---	---
Construction or development	---	---
Consumer	136	13
Commercial business	---	---
Total	2,573	1,317
Total non-performing assets	$5,548	$4,014
Total as a percentage of total assets	3.29%	2.45%

EXHIBIT I-13
Monarch Community Bank
Deposit Composition

	Year Ended December 31,			
	2001		2000	
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in Thousands)			
Transactions and Savings Deposits:				
Non-interest bearing accounts	$ 1,863	1.76%	$ 2,580	2.60%
Savings accounts 1.4%	14,770	13.95	13,943	14.05
NOW accounts 1.6%	9,013	8.51	7,955	8.02
Money market accounts 2.2%	10,036	9.48	7,002	7.06
Total non-certificates	35,682	33.70	31,480	31.73
Certificates:				
0.00 - 1.99%	331	0.31	---	---
2.00 - 3.99%	20,382	19.25	---	---
4.00 - 5.99%	36,661	34.63	12,894	12.99
6.00 - 7.99%	12,641	11.94	53,997	54.42
8.00 - 9.99%	---	---	615	0.62
Total certificates	70,015	66.13	67,506	68.03
Accrued interest	174	0.17	237	0.24
Total deposits	$105,871	100.00%	$99,223	100.00%

EXHIBIT I-14
Monarch Community Bank
Time Deposit Rate/Maturity

	0.00-1.99%	2.00-3.99%	4.00-5.99%	6.00-7.99%	Total	Percent of Total
			(Dollars in Thousands)			
Certificate accounts maturing in quarter ending:						
March 31, 2002	$ ---	$8,434	$ 8,914	$ 1,461	$18,809	26.86%
June 30, 2002	212	6,200	5,234	1,604	13,250	18.92
September 30, 2002	119	2,515	6,105	1,612	10,351	14.78
December 31, 2002	---	2,463	907	2,593	5,963	8.52
March 31, 2003	---	---	2,448	825	3,273	4.68
June 30, 2003	---	---	1,914	463	2,377	3.40
September 30, 2003	---	117	1,078	883	2,078	2.97
December 31, 2003	---	315	324	610	1,249	1.78
March 31, 2004	---	---	2,122	290	2,412	3.45
June 30, 2004	---	---	1,406	186	1,592	2.27
September 30, 2004	---	1	3,300	100	3,401	4.86
December 31, 2004	---	337	383	350	1,070	1.53
Thereafter	---	---	2,525	1,665	4,190	5.98
Total	$331	$20,382	$36,660	$12,642	$70,015	100.00%
Percent of total	.47%	29.11%	52.36%	18.06%		

Monarch Community Bank
Borrowing Activity

The following table sets forth the maximum month-end balance and average balance of Federal Home Loan Bank advances for the periods indicated.

	Year Ended December 31,	
	2001	2000
	(In Thousands)	
Maximum Balance:		
FHLB advances	$50,500	$51,000
Average Balance:		
FHLB advances	$48,708	$42,033

The following table sets forth certain information concerning our borrowings at the dates indicated.

	December 31,	
	2001	2000
	(Dollars in Thousands)	
FHLB advances	$45,500	$49,000
Weighted average interest rate of FHLB advances	6.15%	6.36%

EXHIBIT II-1
Monarch Community Bank
Description of Office Facilities

Properties

At December 31, 2001, we had five full service offices, one drive-through only facility and one commercial loan office, which has since been consolidated. At December 31, 2001, we owned all of our offices. The net book value of our investment in premises, equipment and leaseholds, excluding computer equipment, was $4.8 million at December 31, 2001.

We believe that our current facilities are adequate to meet the present and immediately foreseeable needs of Branch County and Monarch Community Bancorp.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	90 Day T-Bill	One Year T-Bill	30 Year T-Bond
1994: Quarter 1	6.25%	3.56%	4.44%	7.09%
Quarter 2	7.25%	4.22%	5.49%	7.61%
Quarter 3	7.75%	4.79%	5.94%	7.82%
Quarter 4	8.50%	5.71%	7.21%	7.88%
1995: Quarter 1	9.00%	5.86%	6.47%	7.43%
Quarter 2	9.00%	5.57%	5.63%	6.63%
Quarter 3	8.75%	5.42%	5.68%	6.51%
Quarter 4	8.50%	5.09%	5.14%	5.96%
1996: Quarter 1	8.25%	5.14%	5.38%	6.67%
Quarter 2	8.25%	5.16%	5.68%	6.87%
Quarter 3	8.25%	5.03%	5.69%	6.92%
Quarter 4	8.25%	5.18%	5.49%	6.64%
1997: Quarter 1	8.50%	5.32%	6.00%	7.10%
Quarter 2	8.50%	5.17%	5.66%	6.78%
Quarter 3	8.50%	5.10%	5.44%	6.40%
Quarter 4	8.50%	5.34%	5.48%	5.92%
1998: Quarter 1	8.50%	5.12%	5.39%	5.93%
Quarter 2	8.50%	4.99%	5.37%	5.63%
Quarter 3	8.25%	4.36%	4.39%	4.98%
Quarter 4	7.75%	4.45%	4.52%	5.09%
1999: Quarter 1	7.75%	4.47%	4.70%	5.63%
Quarter 2	7.75%	4.80%	5.09%	5.96%
Quarter 3	8.25%	4.85%	5.18%	6.05%
Quarter 4	8.50%	5.19%	5.97%	6.48%
2000: Quarter 1	9.00%	5.86%	6.40%	5.84%
Quarter 2	9.50%	5.88%	6.08%	5.90%
Quarter 3	9.50%	6.23%	6.07%	5.88%
Quarter 4	9.50%	5.84%	5.34%	5.44%
2001: Quarter 1	8.00%	4.19%	4.15%	5.46%
Quarter 2	6.75%	3.65%	3.72%	5.75%
Quarter 3	6.00%	2.40%	2.49%	5.42%
Quarter 4	4.75%	1.74%	2.17%	5.46%
2002: March 8, 2002	4.75%	1.77%	2.60%	5.71%

(1) End of period data.

Sources: Federal Reserve and Wall Street Journal.

EXHIBIT II-3
Monarch Community Bank
Demographic and Economic Data

STATE DEMOGRAPHIC REPORT

State 00
State Name United States

Population	
1990	248,709,873
2000	275,247,480
2005	287,639,751

Population Growth Rate 1

Households	
1990	91,947,410
2000	103,400,199
2005	108,896,533

Household Growth Rate 1.4
Average Household Size 2.59

Families	
1990	64,517,947
2000	70,700,842

Family Growth Rate 1.1

Race	1990	2000
% White	80.3	77.9
% Black	12.1	12.4
% Asian /Pacific Isl.	2.9	3.9
% Hispanic*	9	11.8

2000 Age Distribution	
0-4	6.9
5-9	7.2
10-14	7.2
15-19	7.2
20-24	6.7
25-44	29.9
45-64	22.2
65-84	11.1
85+	1.6
18+	74.6

Median Age	
1990	32.9
2000	35.7

Male/Female Ratio 95.6

Per Capita Income $22,162

2000 Household Income*	
Base	103,398,498
% <$15K	14.5
% $15K-25K	12.5
% $25K-50K	32.3
% $50K-100K	29.8
% $100K-150K	7.4
% >$150K	3.5

Median Household Income	
2000	$41,914
2005	$49,127

2000 Average Disposable Income	
Total	$40,748
Householder <35	$34,503
Householder 35-44	$44,969
Householder 45-54	$49,579
Householder 55-64	$43,409
Householder 65+	$27,339

Spending Potential Index*	
Auto Loan	100
Home Loan	100
Investments	100
Retirement Plans	100
Home Repair	100
Lawn & Garden	100
Remodeling	100
Appliances	100
Electronics	100
Furniture	100
Restaurants	100
Sporting Goods	100
Theater/Concerts	100
Toys & Hobbies	100
Travel	100
Video Rental	100
Apparel	100
Auto Aftermarket	100
Health Insurance	100
Pets & Supplies	100

* Persons of Hispanic Origin may be of any race.
* Income represents the annual income for the preceding year in current dollars, including an adjustment for inflation or cost-of-living increase.
* The Spending Potential Index (SPI) is calculated by CACI from the Consumer Expenditure Survey, Bureau of Labor Statistics. The index represents the ratio of the average amount spent locally to the average U.S. spending for a product or service, multiplied by 100.

 (800) 292-2224 FAX: (703) 243-6272 1/29/02

STATE DEMOGRAPHIC REPORT

State 26
State Name Michigan

Population	
1990	9,295,297
2000	9,907,530
2005	10,126,504

Population Growth Rate 0.6

Households	
1990	3,419,331
2000	3,752,696
2005	3,891,698

Household Growth Rate 1.1
Average Household Size 2.58

Families	
1990	2,439,171
2000	2,603,657

Family Growth Rate 0.8

Race	1990	2000
% White	83.4	82.6
% Black	13.9	14
% Asian /Pacific Isl.	1.1	1.6
% Hispanic*	2.2	3.1

2000 Age Distribution	
0-4	6.5
5-9	7.2
10-14	7.6
15-19	7.4
20-24	6.6
25-44	30
45-64	22.4
65-84	10.9
85+	1.5
18+	74.5

Median Age	
1990	32.6
2000	35.8

Male/Female Ratio 94.8

Per Capita Income $22,281

2000 Household Income*	
Base	3,752,653
% <$15K	14.8
% $15K-25K	11.2
% $25K-50K	31.6
% $50K-100K	31.5
% $100K-150K	7.6
% >$150K	3.4

Median Household Income	
2000	$43,403
2005	$49,028

2000 Average Disposable Income	
Total	$40,429
Householder <35	$33,253
Householder 35-44	$45,056
Householder 45-54	$52,082
Householder 55-64	$45,156
Householder 65+	$24,635

Spending Potential Index*	
Auto Loan	98
Home Loan	96
Investments	98
Retirement Plans	98
Home Repair	101
Lawn & Garden	99
Remodeling	102
Appliances	99
Electronics	97
Furniture	97
Restaurants	98
Sporting Goods	98
Theater/Concerts	101
Toys & Hobbies	100
Travel	97
Video Rental	102
Apparel	96
Auto Aftermarket	100
Health Insurance	99
Pets & Supplies	100

* Persons of Hispanic Origin may be of any race.
* Income represents the annual income for the preceding year in current dollars, including an adjustment for inflation or cost-of-living increase.
* The Spending Potential Index (SPI) is calculated by CACI from the Consumer Expenditure Survey, Bureau of Labor Statistics. The index represents the ratio of the average amount spent locally to the average U.S. spending for a product or service, multiplied by 100.

COUNTY DEMOGRAPHIC REPORT

State/County 26023
County Name BRANCH MI

Population	
1990	41,502
2000	43,884
2005	44,214

Population Growth Rate 0.5

Households	
1990	14,921
2000	15,920
2005	16,242

Household Growth Rate 0.8
Average Household Size 2.6

Families	
1990	11,011
2000	11,409

Family Growth Rate 0.4

Race	1990	2000
% White	97.1	95.9
% Black	1.7	2.6
% Asian /Pacific Isl.	0.4	0.5
% Hispanic*	1.1	1.8

2000 Age Distribution	
0-4	6.5
5-9	7.5
10-14	7.7
15-19	7.5
20-24	5.7
25-44	29.3
45-64	22.6
65-84	11.5
85+	1.6
18+	73.6

Median Age	
1990	33.4
2000	36.1

Male/Female Ratio 97.6

Per Capita Income $16,180

2000 Household Income*	
Base	15,920
% <$15K	15.7
% $15K-25K	15.7
% $25K-50K	38.1
% $50K-100K	25.6
% $100K-150K	3.9
% >$150K	1

Median Household Income	
2000	$35,682
2005	$42,979

2000 Average Disposable Income	
Total	$32,278
Householder <35	$27,819
Householder 35-44	$38,248
Householder 45-54	$42,589
Householder 55-64	$35,923
Householder 65+	$20,435

Spending Potential Index*	
Auto Loan	98
Home Loan	78
Investments	82
Retirement Plans	84
Home Repair	95
Lawn & Garden	92
Remodeling	111
Appliances	97
Electronics	92
Furniture	85
Restaurants	88
Sporting Goods	95
Theater/Concerts	89
Toys & Hobbies	98
Travel	83
Video Rental	100
Apparel	85
Auto Aftermarket	93
Health Insurance	102
Pets & Supplies	99

* Persons of Hispanic Origin may be of any race.
* Income represents the annual income for the preceding year in current dollars, including an adjustment for inflation or cost-of-living increase.
* The Spending Potential Index (SPI) is calculated by CACI from the Consumer Expenditure Survey, Bureau of Labor Statistics. The index represents the ratio of the average amount spent locally to the average U.S. spending for a product or service, multiplied by 100.

 (800) 292-2224 FAX: (703) 243-6272 1/29/02

COUNTY DEMOGRAPHIC REPORT

State/County 26059
County Name HILLSDALE MI

Population

1990	43,431
2000	47,456
2005	49,489

Population Growth Rate 0.9

Households

1990	15,637
2000	17,485
2005	18,466

Household Growth Rate 1.4
Average Household Size 2.64

Families

1990	11,759
2000	12,802

Family Growth Rate 1

Race	1990	2000
% White	98.8	98.6
% Black	0.3	0.3
% Asian /Pacific Isl.	0.3	0.4
% Hispanic*	0.9	1.6

2000 Age Distribution

0-4	6.7
5-9	7.5
10-14	8.3
15-19	8.2
20-24	6.3
25-44	27.5
45-64	22.3
65-84	11.4
85+	1.7
18+	72.9

Median Age

1990	32.6
2000	35.6

Male/Female Ratio 97.2

Per Capita Income $19,370

2000 Household Income*

Base	17,485
% <$15K	13.1
% $15K-25K	13
% $25K-50K	40.3
% $50K-100K	27.2
% $100K-150K	4.9
% >$150K	1.6

Median Household Income

2000	$38,279
2005	$47,201

2000 Average Disposable Income

Total	$35,020
Householder <35	$31,610
Householder 35-44	$40,943
Householder 45-54	$45,998
Householder 55-64	$37,944
Householder 65+	$21,040

Spending Potential Index*

Auto Loan	99
Home Loan	80
Investments	84
Retirement Plans	87
Home Repair	95
Lawn & Garden	92
Remodeling	112
Appliances	98
Electronics	94
Furniture	86
Restaurants	89
Sporting Goods	97
Theater/Concerts	91
Toys & Hobbies	99
Travel	84
Video Rental	101
Apparel	87
Auto Aftermarket	94
Health Insurance	102
Pets & Supplies	100

* Persons of Hispanic Origin may be of any race.
* Income represents the annual income for the preceding year in current dollars, including an adjustment for inflation or cost-of-living increase.
* The Spending Potential Index (SPI) is calculated by CACI from the Consumer Expenditure Survey, Bureau of Labor Statistics. The index represents the ratio of the average amount spent locally to the average U.S. spending for a product or service, multiplied by 100.

 (800) 292-2224 FAX: (703) 243-6272 1/29/02

EXHIBIT II-4
Monarch Community Bank
Historical Employment Data

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY MAJOR INDUSTRY 1/
(thousands of dollars)

Michigan State total [26000]

Item	1995	1996	1997	1998	1999
Income by place of residence ($000)					
Personal income	231,594,233	238,094,677	250,216,091	263,206,717	277,213,854
Nonfarm personal income	230,889,716	237,574,534	249,687,335	262,722,826	276,485,049
Farm income 2/	704,517	520,143	528,756	483,891	728,805
Population (number of persons) 3/	9,659,871	9,739,184	9,785,450	9,820,231	9,863,775
Per capita personal income (dollars)	23,975	24,447	25,570	26,802	28,104
Derivation of personal income ($000)					
Earnings by place of work	169,934,427	172,677,290	179,943,182	190,193,654	200,928,095
less: Personal contrb. for social insurance 4/	10,226,218	10,629,176	11,225,947	11,764,518	12,479,328
plus: Adjustment for residence 5/	702,108	741,013	801,271	876,887	958,738
equals: Net earnings by place of residence	160,410,317	162,789,127	169,518,506	179,306,023	189,407,505
plus: Dividends, interest, and rent 6/	39,496,047	42,297,796	45,130,503	48,943,638	50,640,150
plus: Transfer payments	31,687,869	33,007,754	35,567,082	34,957,056	37,166,199
Earnings by place of work					
Components of earnings					
Wage and salary disbursements	133,112,612	140,167,077	147,995,974	157,506,113	166,675,064
Other labor income	23,967,157	19,185,546	17,766,618	17,655,907	18,148,949
Proprietors' income 7/	12,854,658	13,324,667	14,180,590	15,031,634	16,104,082
Farm proprietors' income	272,486	60,856	52,450	-32,203	226,804
Nonfarm proprietors' income	12,582,172	13,263,811	14,128,140	15,063,837	15,877,278
Earnings by industry					
Farm earnings	704,517	520,143	528,756	483,891	728,805
Nonfarm earnings	169,229,910	172,157,147	179,414,426	189,709,763	200,199,290
Private earnings	145,460,516	147,698,190	153,969,161	164,256,744	173,695,152
Ag. services, forestry, fishing, & other 8/	671,987	724,883	805,671	890,120	971,549
Mining	455,724	447,327	495,362	529,142	504,571
Construction	7,757,314	8,704,592	9,382,770	10,332,564	11,432,869
Manufacturing	58,562,072	54,581,721	55,227,700	58,172,666	60,348,336
Durable goods	46,478,024	42,271,588	42,859,626	45,102,664	47,203,974
Nondurable goods	12,084,048	12,310,133	12,368,074	13,070,002	13,144,362
Transportation and public utilities	8,160,617	8,499,123	8,922,209	9,391,151	9,814,700
Wholesale trade	9,871,336	10,408,100	10,992,965	11,815,176	12,472,479
Retail trade	13,517,978	14,191,574	14,931,540	15,799,716	16,804,441
Finance, insurance, and real estate	8,588,142	9,380,634	10,062,173	10,960,350	11,291,332
Services	37,875,346	40,760,236	43,148,771	46,365,859	50,054,875
Government and government enterprises	23,769,394	24,458,957	25,445,265	25,453,019	26,504,138
Federal, civilian	3,077,917	3,154,430	3,249,571	3,368,536	3,489,876
Military	402,158	383,670	374,372	360,479	373,796
State and local	20,289,319	20,920,857	21,821,322	21,724,004	22,640,466
State	5,929,490	6,307,405	6,493,702	6,073,565	6,510,559
Local	14,359,829	14,613,452	15,327,620	15,650,439	16,129,907

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY MAJOR INDUSTRY 1/
(thousands of dollars)

Branch, Michigan [26023]

Item	1995	1996	1997	1998	1999
Income by place of residence ($000)					
Personal income	744,600	777,706	834,061	852,130	927,094
Nonfarm personal income	732,327	768,765	820,125	845,332	917,413
Farm income 2/	12,273	8,941	13,936	6,798	9,681
Population (number of persons) 3/	42,759	43,026	43,768	43,702	43,825
Per capita personal income (dollars)	17,414	18,075	19,056	19,499	21,154
Derivation of personal income ($000)					
Earnings by place of work	405,970	427,478	472,320	476,807	541,343
less: Personal contrb. for social insurance 4/	21,541	22,532	24,820	25,661	29,449
plus: Adjustment for residence 5/	92,823	90,479	90,016	96,685	94,552
equals: Net earnings by place of residence	477,252	495,425	537,516	547,831	606,446
plus: Dividends, interest, and rent 6/	129,264	137,076	147,815	157,192	163,097
plus: Transfer payments	138,084	145,205	148,730	147,107	157,551
Earnings by place of work					
Components of earnings					
Wage and salary disbursements	313,824	336,811	366,306	378,144	432,289
Other labor income	52,129	51,101	50,611	47,746	52,150
Proprietors' income 7/	40,017	39,566	55,403	50,917	56,904
Farm proprietors' income	5,184	1,377	6,110	-1,742	1,427
Nonfarm proprietors' income	34,833	38,189	49,293	52,659	55,477
Earnings by industry					
Farm earnings	12,273	8,941	13,936	6,798	9,681
Nonfarm earnings	393,697	418,537	458,384	470,009	531,662
Private earnings	270,862	288,851	319,125	336,835	388,595
Ag. services, forestry, fishing, & other 8/	1,038	992	1,263	1,630	(D)
Mining	366	262	377	(D)	(D)
Construction	18,291	23,501	26,801	29,106	29,950
Manufacturing	117,318	121,254	131,614	139,681	150,148
Durable goods	94,361	94,712	111,357	116,548	127,253
Nondurable goods	22,957	26,542	20,257	23,133	22,895
Transportation and public utilities	14,674	14,634	17,891	(D)	19,443
Wholesale trade	15,021	17,469	20,325	21,104	26,952
Retail trade	37,481	39,836	40,960	41,167	67,270
Finance, insurance, and real estate	11,351	12,314	16,132	17,015	17,570
Services	55,322	58,589	63,762	69,132	75,059
Government and government enterprises	122,835	129,686	139,259	133,174	143,067
Federal, civilian	4,532	4,887	4,733	5,561	5,369
Military	1,125	1,168	1,145	1,098	1,143
State and local	117,178	123,631	133,381	126,515	136,555
State	40,475	44,472	45,713	40,351	44,590
Local	76,703	79,159	87,668	86,164	91,965

See footnotes at end of table.
Table CA05.1

May 2001

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY MAJOR INDUSTRY 1/
(thousands of dollars)

Hillsdale, Michigan [26059]

Item	1995	1996	1997	1998	1999
Income by place of residence ($000)					
Personal income	817,245	860,661	908,568	934,157	998,992
Nonfarm personal income	806,945	852,191	892,749	920,458	988,453
Farm income 2/	10,300	8,470	15,819	13,699	10,539
Population (number of persons) 3/	45,288	45,843	46,392	46,572	47,042
Per capita personal income (dollars)	18,046	18,774	19,585	20,058	21,236
Derivation of personal income ($000)					
Earnings by place of work	475,461	508,550	537,308	557,771	602,287
less: Personal contrb. for social insurance 4/	29,333	31,570	33,468	34,226	37,205
plus: Adjustment for residence 5/	94,386	92,350	98,761	100,827	106,061
equals: Net earnings by place of residence	540,514	569,330	602,601	624,372	671,143
plus: Dividends, interest, and rent 6/	132,575	143,327	152,307	158,143	164,485
plus: Transfer payments	144,156	148,004	153,660	151,642	163,364
Earnings by place of work					
Components of earnings					
Wage and salary disbursements	362,925	397,701	420,449	442,509	483,725
Other labor income	62,187	58,657	54,329	55,074	58,798
Proprietors' income 7/	50,349	52,192	62,530	60,188	59,764
Farm proprietors' income	4,997	2,883	10,080	7,469	4,489
Nonfarm proprietors' income	45,352	49,309	52,450	52,719	55,275
Earnings by industry					
Farm earnings	10,300	8,470	15,819	13,699	10,539
Nonfarm earnings	465,161	500,080	521,489	544,072	591,748
Private earnings	393,236	426,435	444,287	462,310	502,166
Ag. services, forestry, fishing, & other 8/	2,711	2,474	2,840	3,120	3,304
Mining	2,994	2,578	2,991	2,815	2,026
Construction	16,416	18,332	20,300	20,538	21,593
Manufacturing	231,057	243,621	244,828	268,085	292,450
Durable goods	161,464	167,684	176,453	205,957	234,795
Nondurable goods	69,593	75,937	68,375	62,128	57,655
Transportation and public utilities	12,488	13,227	15,054	17,115	17,827
Wholesale trade	16,452	18,128	19,258	23,300	25,933
Retail trade	30,147	33,224	35,817	37,895	41,268
Finance, insurance, and real estate	8,292	9,448	11,824	12,498	13,279
Services	72,679	85,403	91,375	76,944	84,486
Government and government enterprises	71,925	73,645	77,202	81,762	89,582
Federal, civilian	5,061	5,146	4,940	4,879	5,566
Military	1,194	1,247	1,215	1,168	1,227
State and local	65,670	67,252	71,047	75,715	82,789
State	4,333	4,750	4,890	4,407	4,833
Local	61,337	62,502	66,157	71,308	77,956

See footnotes at end of table.
Table CA05.1

May 2001

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

Footnotes for Table CA05
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings for 1969-74 are based on the 1967 Standard Industrial classification (SIC). The estimates for 1975-87 are based on the 1972 SIC. the estimates for 1988-99 are based on the 1987 SIC.

2/ Farm income consists of proprietors' income; the cash wages, pay-in-kind, and other labor income of hired farm workers; and the salaries of officers of corporate farms.

3/ Census Bureau midyear population estimates. Estimates for 1990-99 reflect county population estimates available as of March 2000 except for Prince George's and Montgomery, MD. A portion of Takoma Park, MD was annexed from Prince George's County, MD to Montgomery County, MD on March 1, 1997. The Census Bureau adjusted their population estimates to reflect this annexation back through 1990. The Prince George's MD and Montgomery, MD population estimates for 1990-1996 have been adjusted by BEA to be consistent with BEA income estimates, which do not reflect the annexation.

4/ Personal contributions for social insurance are included in earnings by type and industry but they are excluded from personal income.

5/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

6/ Rental income of persons includes the capital consumption adjustment.

7/ Proprietors income includes the inventory valuation adjustment and capital consumption adjustment.

8/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

13/ Estimates for 1979 forward reflect Alaska Census Areas as defined in the 1980 Decennial Census; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

14/ Cibola, NM was separated from Valencia in June 1981, but in these estimates, Valencia includes Cibola through the end of 1981.

15/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

16/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

17/ Halifax, VA contains South Boston for all years.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than $50,000, but the estimates for this item are included in the totals.

(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Michigan State total [26000]

Item	1995	1996	1997	1998	1999
Employment by place of work					
Total full-time and part-time employment	5,188,130	5,297,746	5,385,184	5,459,857	5,577,037
By type					
Wage and salary employment	4,449,693	4,535,776	4,609,730	4,665,427	4,763,368
Proprietors' employment	738,437	761,970	775,454	794,430	813,669
Farm proprietors' employment	56,162	54,371	53,474	53,229	54,330
Nonfarm proprietors' employment 2/	682,275	707,599	721,980	741,201	759,339
By industry					
Farm employment	80,191	75,928	74,582	72,395	75,512
Nonfarm employment	5,107,939	5,221,818	5,310,602	5,387,462	5,501,525
Private employment	4,461,434	4,572,164	4,659,837	4,731,189	4,837,164
Ag. services, forestry, fishing, & other 3/	44,217	47,109	48,918	48,613	50,631
Mining	15,359	13,160	14,251	14,320	13,264
Construction	235,628	251,904	267,365	276,408	290,705
Manufacturing	1,003,856	993,901	995,172	993,866	1,004,204
Transportation and public utilities	190,801	194,586	197,900	204,895	206,236
Wholesale trade	229,195	235,494	241,766	248,918	254,458
Retail trade	917,564	940,867	948,971	942,583	961,386
Finance, insurance, and real estate	344,228	357,201	356,740	371,052	379,977
Services	1,480,586	1,537,942	1,588,754	1,630,534	1,676,303
Government and government enterprises	646,505	649,654	650,765	656,273	664,361
Federal, civilian	57,764	56,620	55,006	56,187	56,031
Military	26,381	24,536	23,390	21,802	21,663
State and local	562,360	568,498	572,369	578,284	586,667
State	168,028	168,094	166,706	165,840	169,527
Local	394,332	400,404	405,663	412,444	417,140

See footnotes at end of table.
Table CA25

May 2001

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Branch, Michigan [26023]

Item	1995	1996	1997	1998	1999
Employment by place of work					
Total full-time and part-time employment	18,218	18,616	19,130	19,154	20,871
By type					
Wage and salary employment	14,131	14,400	14,766	14,724	16,343
Proprietors' employment	4,087	4,216	4,364	4,430	4,528
Farm proprietors' employment	1,147	1,117	1,104	1,099	1,122
Nonfarm proprietors' employment 2/	2,940	3,099	3,260	3,331	3,406
By industry					
Farm employment	1,487	1,407	1,373	1,344	1,393
Nonfarm employment	16,731	17,209	17,757	17,810	19,478
Private employment	13,068	13,488	13,965	14,102	15,676
Ag. services, forestry, fishing, & other 3/	148	170	166	161	(D)
Mining	47	35	36	(D)	(D)
Construction	737	851	930	964	951
Manufacturing	3,880	3,844	4,026	4,143	4,311
Transportation and public utilities	482	497	514	(D)	547
Wholesale trade	594	652	737	710	874
Retail trade	3,163	3,221	3,191	3,024	3,951
Finance, insurance, and real estate	791	851	932	995	1,026
Services	3,226	3,367	3,433	3,568	3,820
Government and government enterprises	3,663	3,721	3,792	3,708	3,802
Federal, civilian	95	100	95	105	103
Military	102	97	94	87	86
State and local	3,466	3,524	3,603	3,516	3,613
State	987	993	947	925	954
Local	2,479	2,531	2,656	2,591	2,659

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Hillsdale, Michigan [26059]

Item	1995	1996	1997	1998	1999
Employment by place of work					
Total full-time and part-time employment	20,699	21,456	22,077	22,153	23,103
By type					
Wage and salary employment	15,871	16,583	16,963	16,981	17,825
Proprietors' employment	4,828	4,873	5,114	5,172	5,278
Farm proprietors' employment	1,414	1,414	1,431	1,425	1,454
Nonfarm proprietors' employment 2/	3,414	3,459	3,683	3,747	3,824
By industry					
Farm employment	1,729	1,680	1,673	1,645	1,697
Nonfarm employment	18,970	19,776	20,404	20,508	21,406
Private employment	16,619	17,329	17,957	17,818	18,682
Ag. services, forestry, fishing, & other 3/	212	248	250	248	259
Mining	115	96	91	80	57
Construction	794	822	914	895	872
Manufacturing	6,877	6,821	7,027	7,425	7,824
Transportation and public utilities	459	455	447	480	499
Wholesale trade	635	668	681	763	794
Retail trade	2,592	2,748	2,817	2,734	2,860
Finance, insurance, and real estate	699	707	861	909	972
Services	4,236	4,764	4,869	4,284	4,545
Government and government enterprises	2,351	2,447	2,447	2,690	2,724
Federal, civilian	121	123	112	109	121
Military	108	104	100	93	93
State and local	2,122	2,220	2,235	2,488	2,510
State	115	116	110	107	110
Local	2,007	2,104	2,125	2,381	2,400

See footnotes at end of table.

Footnotes for Table CA25
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 1969-74 based on 1967 Standard Industrial Classification (SIC). The estimates for 1975-87 are based on the 1972 SIC. The estimates for 1988-99 are based on the 1987 SIC.

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

5/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

6/ Estimates for 1979 forward reflect Alaska Census Areas as defined in the 1980 Decennial Census; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

7/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

8/ Halifax, VA contains South Boston for all years.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

Michigan State total [26000]

Item	1995	1996	1997	1998	1999
Place of residence profile					
Personal income (thousands of dollars)	231,594,233	238,094,677	250,216,091	263,206,717	277,213,854
Nonfarm personal income	230,889,716	237,574,534	249,687,335	262,722,826	276,485,049
Farm income	704,517	520,143	528,756	483,891	728,805
Derivation of personal income					
Net earnings 1/	160,410,317	162,789,127	169,518,506	179,306,023	189,407,505
Transfer payments	31,687,869	33,007,754	35,567,082	34,957,056	37,166,199
Income maintenance 2/	3,475,109	3,238,710	3,581,058	3,432,025	3,521,156
Unemployment insurance benefit payments	905,613	1,024,945	940,835	965,152	876,572
Retirement and other	27,307,147	28,744,099	31,045,189	30,559,879	32,768,471
Dividends, interest, and rent	39,496,047	42,297,796	45,130,503	48,943,638	50,640,150
Population (number of persons) 3/	9,659,871	9,739,184	9,785,450	9,820,231	9,863,775
Per capita incomes (dollars) 4/					
Per capita personal income	23,975	24,447	25,570	26,802	28,104
Per capita net earnings	16,606	16,715	17,324	18,259	19,202
Per capita transfer payments	3,280	3,389	3,635	3,560	3,768
Per capita income maintenance	360	333	366	349	357
Per capita unemployment insurance benefits	94	105	96	98	89
Per capita retirement and other	2,827	2,951	3,173	3,112	3,322
Per capita dividends, interest, and rent	4,089	4,343	4,612	4,984	5,134
Place of work profile					
Earnings by place of work ($000)	169,934,427	172,677,290	179,943,182	190,193,654	200,928,095
Wage and salary disbursements	133,112,612	140,167,077	147,995,974	157,506,113	166,675,064
Other labor income	23,967,157	19,185,546	17,766,618	17,655,907	18,148,949
Proprietors' income	12,854,658	13,324,667	14,180,590	15,031,634	16,104,082
Nonfarm proprietors' income	12,582,172	13,263,811	14,128,140	15,063,837	15,877,278
Farm proprietors' income	272,486	60,856	52,450	-32,203	226,804
Total full-time and part-time employment	5,188,130	5,297,746	5,385,184	5,459,857	5,577,037
Wage and salary jobs	4,449,693	4,535,776	4,609,730	4,665,427	4,763,368
Number of proprietors	738,437	761,970	775,454	794,430	813,669
Number of nonfarm proprietors 5/	682,275	707,599	721,980	741,201	759,339
Number of farm proprietors	56,162	54,371	53,474	53,229	54,330
Average earnings per job (dollars)	32,754	32,594	33,414	34,835	36,028
Average wage and salary disbursements	29,915	30,903	32,105	33,760	34,991
Average nonfarm proprietors' income	18,441	18,745	19,569	20,324	20,909

See footnotes at end of table.

REGIONAL ECONOMIC PROFILE

Branch, Michigan (26023)

Item	1995	1996	1997	1998	1999
Place of residence profile					
Personal income (thousands of dollars)	744,600	777,706	834,061	852,130	927,094
Nonfarm personal income	732,327	768,765	820,125	845,332	917,413
Farm income	12,273	8,941	13,936	6,798	9,681
Derivation of personal income					
Net earnings 1/	477,252	495,425	537,516	547,831	606,446
Transfer payments	138,084	145,205	148,730	147,107	157,551
Income maintenance 2/	11,032	10,344	11,536	11,193	11,938
Unemployment insurance benefit payments	3,333	4,674	3,612	4,124	3,687
Retirement and other	123,719	130,187	133,582	131,790	141,926
Dividends, interest, and rent	129,264	137,076	147,815	157,192	163,097
Population (number of persons) 3/	42,759	43,026	43,768	43,702	43,825
Per capita incomes (dollars) 4/					
Per capita personal income	17,414	18,075	19,056	19,499	21,154
Per capita net earnings	11,161	11,515	12,281	12,536	13,838
Per capita transfer payments	3,229	3,375	3,398	3,366	3,595
Per capita income maintenance	258	240	264	256	272
Per capita unemployment insurance benefits	78	109	83	94	84
Per capita retirement and other	2,893	3,026	3,052	3,016	3,238
Per capita dividends, interest, and rent	3,023	3,186	3,377	3,597	3,722
Place of work profile					
Earnings by place of work ($000)	405,970	427,478	472,320	476,807	541,343
Wage and salary disbursements	313,824	336,811	366,306	378,144	432,289
Other labor income	52,129	51,101	50,611	47,746	52,150
Proprietors' income	40,017	39,566	55,403	50,917	56,904
Nonfarm proprietors' income	34,833	38,189	49,293	52,659	55,477
Farm proprietors' income	5,184	1,377	6,110	-1,742	1,427
Total full-time and part-time employment	18,218	18,616	19,130	19,154	20,871
Wage and salary jobs	14,131	14,400	14,766	14,724	16,343
Number of proprietors	4,087	4,216	4,364	4,430	4,528
Number of nonfarm proprietors 5/	2,940	3,099	3,260	3,331	3,406
Number of farm proprietors	1,147	1,117	1,104	1,099	1,122
Average earnings per job (dollars)	22,284	22,963	24,690	24,893	25,938
Average wage and salary disbursements	22,208	23,390	24,807	25,682	26,451
Average nonfarm proprietors' income	11,848	12,323	15,121	15,809	16,288

See footnotes at end of table.
Table CA30

May 2001

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

Hillsdale, Michigan [26059]

Item	1995	1996	1997	1998	1999
Place of residence profile					
Personal income (thousands of dollars)	817,245	860,661	908,568	934,157	998,992
Nonfarm personal income	806,945	852,191	892,749	920,458	988,453
Farm income	10,300	8,470	15,819	13,699	10,539
Derivation of personal income					
Net earnings 1/	540,514	569,330	602,601	624,372	671,143
Transfer payments	144,156	148,004	153,660	151,642	163,364
Income maintenance 2/	11,581	11,165	12,372	11,832	12,227
Unemployment insurance benefit payments	3,274	3,811	3,474	3,563	3,206
Retirement and other	129,301	133,028	137,814	136,247	147,931
Dividends, interest, and rent	132,575	143,327	152,307	158,143	164,485
Population (number of persons) 3/	45,288	45,843	46,392	46,572	47,042
Per capita incomes (dollars) 4/					
Per capita personal income	18,046	18,774	19,585	20,058	21,236
Per capita net earnings	11,935	12,419	12,989	13,407	14,267
Per capita transfer payments	3,183	3,228	3,312	3,256	3,473
Per capita income maintenance	256	244	267	254	260
Per capita unemployment insurance benefits	72	83	75	77	68
Per capita retirement and other	2,855	2,902	2,971	2,926	3,145
Per capita dividends, interest, and rent	2,927	3,126	3,283	3,396	3,497
Place of work profile					
Earnings by place of work ($000)	475,461	508,550	537,308	557,771	602,287
Wage and salary disbursements	362,925	397,701	420,449	442,509	483,725
Other labor income	62,187	58,657	54,329	55,074	58,798
Proprietors' income	50,349	52,192	62,530	60,188	59,764
Nonfarm proprietors' income	45,352	49,309	52,450	52,719	55,275
Farm proprietors' income	4,997	2,883	10,080	7,469	4,489
Total full-time and part-time employment	20,699	21,456	22,077	22,153	23,103
Wage and salary jobs	15,871	16,583	16,963	16,981	17,825
Number of proprietors	4,828	4,873	5,114	5,172	5,278
Number of nonfarm proprietors 5/	3,414	3,459	3,683	3,747	3,824
Number of farm proprietors	1,414	1,414	1,431	1,425	1,454
Average earnings per job (dollars)	22,970	23,702	24,338	25,178	26,070
Average wage and salary disbursements	22,867	23,982	24,786	26,059	27,137
Average nonfarm proprietors' income	13,284	14,255	14,241	14,070	14,455

See footnotes at end of table.

Footnotes for Table CA30
Regional Economic Profiles

1/ Total earnings less personal contributions for social insurance adjusted to place of residence.

2/ Consists largely of supplemental security income payments, family assistance, general assistance payments, food stamp payments, and other assistance payments, including emergency assistance.

3/ Census Bureau midyear population estimates. Estimates for 1990-98 reflect county population estimates available as of March 2000 except for Prince George's and Montgomery, MD. A portion of Takoma Park, MD was annexed from Prince George's County, MD to Montgomery County, MD on March 1, 1997. The Census Bureau adjusted their population estimates to reflect this annexation back through 1990. The Prince George's MD and Montgomery, MD population estimates for 1990-1996 have been adjusted by BEA to be consistent with BEA income estimates, which do not reflect the annexation.

4/ Type of income divided by population yields a per capita measure for that type of income.

5/ Excludes limited partners.

6/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

7/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

8/ Estimates for 1979 forward reflect Alaska Census Areas as defined in the 1980 Decennial Census; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

9/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

10/ Halifax, VA contains South Boston for all years.

(L) Less than $50,000 or less than 10 jobs, as appropriate, but the estimates for this item are included in the totals.

(N) Data not available for this year.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 11, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	58,586	262	12-31	05/59	63.68	9,904
GSB	Golden State Bancorp of CA	NYSE	CA,NV	Div.	56,491	356	12-31	10/83	29.99	4,071
DSL	Downey Financial Corp. of CA	NYSE	Southern CA	Thrift	11,105	129	12-31	01/71	47.58	1,342
WES	Westcorp of Irvine CA	NYSE	California	Div.	10,073	25	12-31	05/86	20.10	720
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	4,726	25	12-31	12/83	25.70	444
PFB	PFF Bancorp, Inc. of Pomona CA	AMEX	Southern CA	Thrift	2,975	24	03-31	03/96	29.60	391
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	1,856	8	12-31	/	24.75	133
ITLA	ITLA Capital Corp of CA (3)	OTC	Los Angeles CA	Thrift	1,508	6	12-31	10/95	23.02	135
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,400	17	06-30	12/93	31.75	166
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,062	12	06-30	06/96	27.39	102
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	690	4	12-31	/	5.00	78
MBBC	Monterey Bay Bancorp of CA	OTC	West Central CA	Thrift	537	8	12-31	02/95	16.20	56
LFCO	Life Financial Corp of CA	OTC	Southern CA	Thrift	272 S	5	12-31	/	3.00	4
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	179	5	12-31	01/96	12.75	12
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	5,526	36	09-30	12/85	14.74	370
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	4,654	70	12-31	11/83	11.21	651
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	2,113 S	38	12-31	05/01	17.33	274
OCN	Ocwen Financial Corp. of FL	NYSE	Southeast FL	Div.	2,069 M	1	12-31	/	9.99	671
HARB	Harbor Florida Bancshrs of FL	OTC	Eastern FL	Thrift	1,859	31	09-30	03/98	19.44	469
CMSV	Community Svgs Bcshrs of FL	OTC	Southeast FL	Thrift	961	22	12-31	12/98	18.95	164
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	823	12	12-31	01/94	22.00	78
FFBK	FloridaFirst Bancorp of FL	OTC	Westcentral FL	Thrift	654	11	09-30	12/00	17.85	98
FDTR	Federal Trust Corp of FL	OTC	Northcentral FL	Thrift	297 S	3	12-31	/	4.00	22
Mid-Atlantic Companies										

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 11, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,RI,CT	M.B.	34,995 S	578	12-31	08/86	13.25	3,340
ASFC	Astoria Financial Corp. of NY	OTC	New York City NY	Thrift	22,668	86	12-31	11/93	29.99	2,722
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	20,186	74	12-31	01/94	43.60	4,350
HCBK	Hudson Cty Bcp MHC of NJ(38.7) (3)	OTC	New Jersey	Thrift	11,427	79	12-31	07/99	32.06	3,179
NYCB	New York Community Bcrp of NY (3)	OTC	New York City NY	Thrift	9,205	86	12-31	11/93	28.06	2,858
RSLN	Roslyn Bancorp, Inc. of NY (3)	OTC	Long Island NY	M.B.	8,737	27	12-31	01/97	19.75	1,721
ICBC	Independence Comm Bnk Cp of NY	OTC	NJ,NY	Thrift	7,625	66	03-31	03/98	27.75	1,620
SIB	Staten Island Bancorp of NY (3)	NYSE	NY,NJ	Thrift	5,994	30	12-31	12/97	18.60	1,162
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,374	58	12-31	10/00	16.42	643
NWSB	Northwest Bcrp MHC of PA(25.4)	OTC	PA,OH,NY	Thrift	4,121	116	06-30	11/94	11.88	564
FNFG	First Niagara MHC of NY (38.3) (3)	OTC	North/Central NY	Thrift	2,858	36	12-31	04/98	18.16	466
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	2,780	18	06-30	06/96	30.25	520
FSLA	First Sentinal Bancorp of NJ	OTC	Eastern NJ	Thrift	2,139	22	12-31	04/98	13.00	402
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	1,916	18	03-31	07/98	23.30	355
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	1,913	27	12-31	11/86	17.60	161
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,807	21	06-30	07/94	23.95	179
CMSB	Commonwealth Bancorp Inc of PA	OTC	Southeastern PA	M.B.	1,784	60	12-31	06/96	23.72	246
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,764	15	12-31	07/96	27.85	275
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,488	10	12-31	11/95	17.05	230
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,410	33	06-30	07/87	24.45	139
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,253 S	16	12-31	06/90	11.36	83
TRYF	Troy Financial Corp of Troy NY	OTC	Eastcentral NY	Thrift	1,106	21	09-30	03/99	28.13	275
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	967	31	12-31	12/88	10.00	67
PBCP	Provident Bcp MHC of NY (45.2)	OTC	Southern NY	Thrift	894	13	09-30	01/99	27.34	220
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	864	15	12-31	03/96	17.00	92
FBBC	First Bell Bancorp, Inc. of PA	OTC	Pittsburgh PA	Thrift	858 S	7	12-31	06/95	15.00	71
PFNC	Progress Financial Corp. of PA	OTC	Southeastern PA	Thrift	851	18	12-31	07/83	8.51	49
NEP	Northeast PA Fin. Corp of PA	AMEX	Northeast PA	Thrift	819	16	09-30	04/98	16.32	78
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	807	8	12-31	12/97	24.23	121
THTL	Thistle Group Holdings of PA	OTC	Philadelphia PA	Thrift	724 S	11	12-31	07/98	12.01	81
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	711	16	12-31	07/94	22.40	61
WGBC	Willow Grv Bcp MHC of PA(43.0)	OTC	Philadelphia PA	Thrift	644	11	06-30	12/98	21.81	108
SFFS	Sound Fed Bp MHC of NY (41.1)	OTC	NY,CT	Thrift	591	8	03-31	10/98	15.20	72

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 11, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
YFCB	Yonkers Fin Corp of Yonkers NY	OTC	Yonkers NY	Thrift	579	9	09-30	04/96	28.80	67
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	574	4	09-30	08/87	19.90	44
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	561	10	09-30	06/88	17.99	36
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	540	11	12-31	11/89	26.94	69
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	502	7	09-30	01/95	15.32	31
EQSB	Equitable Bank of Wheaton MD	OTC	Central MD	Thrift	470	5	09-30	09/93	27.42	36
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	449	5	03-31	10/94	10.99	25
LFED	Leeds Fed Bksr MHC of MD(27.3)	OTC	Baltimore MD	Thrift	420	2	06-30	05/94	31.90	145
PHFC	Pittsburgh Home Fin Corp of PA	OTC	Pittsburgh PA	Thrift	417	9	09-30	04/96	12.14	17
BCSB	BCSB Bankcorp MHC of MD (36.0)	OTC	Northeast MD	Thrift	411	11	09-30	07/98	10.30	60
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	407	6	06-30	11/93	15.95	43
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	404	9	09-30	/	6.19	19
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	377	7	12-31	03/95	29.61	102
WEBK	West Essex Bp MHC of NJ (40.2)	OTC	NorthCentral NJ	Thrift	371	8	12-31	10/98	19.22	95
ONFC	Oneida Fincl MHC of NY (43.1)	OTC	Central NY	Thrift	353	6	12-31	12/98	21.30	72
FLBC	Finger Lakes Bancorp Inc of NY	OTC	Western NY	Thrift	343	7	12-31	11/00	10.90	36
LIBB	Liberty Bancrp MHC of NJ(36.7)	OTC	Northeast NJ	Thrift	338 S	7	12-31	07/98	18.00	59
PHSB	PHSB Financial Corp of PA	OTC	Western PA	Thrift	315	9	12-31	12/01	14.00	49
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	280	6	12-31	03/85	25.25	22
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	278 J	5	07-31	/	5.97	27
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	259 S	5	12-31	06/85	10.00	13
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	255	6	06-30	02/87	19.15	37
ROME	Rome Bncp Inc MHC of NY (41.6) (3)	OTC	Central NY	Thrift	247	4	12-31	10/99	18.50	55
PBHC	Pathfinder BC MHC of NY (39.3) (3)	OTC	Upstate NY	Thrift	244	5	12-31	11/95	13.00	34
PLSK	Pulaski Bncp MHC of NJ (41.8)	OTC	New Jersey	Thrift	238 S	6	12-31	04/97	32.50	62
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	199	3	06-30	01/97	15.05	14
PRBC	Prestige Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	198 S	5	12-31	06/96	13.47	14
GCBC	Green Co Bcrp MHC of NY (42.8)	OTC	Southeast NY	Thrift	197	6	06-30	12/98	19.00	38
WHGB	WHG Bancshrs of Lutherville MD	OTC	Baltimore MD	Thrift	164	5	09-30	04/96	14.00	18
SKBO	Skibo Fin Corp MHC of PA(39.4)	OTC	Western PA	Thrift	154	3	03-31	04/97	12.94	41
GOV	Gouverneur Bcp MHC of NY(42.4)	AMEX	Northern NY	Thrift	83	1	09-30	03/99	8.45	19

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 11, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
CF	Charter One Fin., Inc. of OH	NYSE	NY,OH,MI,IL,VT	Div.	38,174	414	12-31	01/88	31.40	7,044
CFB	Commercial Federal Corp. of NE	NYSE	IA,CO,NE,KS,OK	M.B.	12,902	231	12-31	12/84	25.80	1,186
CFFN	Capitol Fd Fn MHC of KS (35.1)	OTC	Kansas	Thrift	8,705	34	09-30	04/99	22.54	1,681
FBC	Flagstar Bancorp, Inc of MI	NYSE	MI,IN	Thrift	6,107 S	59	12-31	/	22.04	422
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	5,595	27	12-31	01/90	33.21	763
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,580	49	03-31	07/92	19.68	489
BKMU	Bank Mutual Cp MHC of WI(49.6)	OTC	WI,MN	Thrift	2,906	70	12-31	11/00	17.20	384
FTFC	First Fed. Capital Corp. of WI	OTC	Southern WI,IL	Thrift	2,718	75	12-31	11/89	17.50	354
STFR	St. Francis Cap. Corp. of WI	OTC	Milwaukee WI	Thrift	2,200	22	09-30	06/93	22.89	210
UCFC	United Community Fin. of OH	OTC	Youngstown OH	Thrift	1,945	17	12-31	07/98	7.77	277
SUFI	Superior Financial Corp of AR	OTC	Eastcentral AR	Thrift	1,668 S	58	12-31	/	15.50	137
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,659	24	06-30	01/99	16.82	246
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,604	23	12-31	07/98	13.48	184
METF	Metropolitan Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,578 S	24	12-31	/	2.75	22
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,133	13	12-31	10/95	15.80	108
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,007 S	16	12-31	/	12.95	91
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO,KS	Thrift	993	8	09-30	09/85	18.50	157
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	922	14	03-31	03/01	18.24	165
HOMF	Home Fed Bancorp of Seymour IN	OTC	Southern IN	Thrift	862	17	06-30	01/88	20.56	92
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	770	17	12-31	12/99	16.65	111
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	736	31	06-30	04/92	12.45	46
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	719	11	12-31	06/94	15.71	69
PVFC	PVF Capital Corp. of OH	OTC	Cleveland OH	R.E.	695	13	06-30	12/92	10.75	56
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	673	7	12-31	04/98	14.00	64
FBCI	Fidelity Bancorp of Chicago IL	OTC	Chicago IL	Thrift	666	5	09-30	12/93	19.60	59
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	652	17	06-30	04/99	12.05	51
FFKY	First Fed. Fin. Corp. of KY	OTC	Central KY	Thrift	610	13	06-30	07/87	18.50	70
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	551	15	09-30	09/93	13.60	33
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	523	11	09-30	10/94	19.05	41
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN,OH	Thrift	511 S	11	12-31	03/87	15.50	49
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	493	8	12-31	12/98	17.11	88
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	491	14	09-30	07/87	16.25	57
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	484	7	09-30	08/88	9.80	44
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	482	21	09-30	04/98	9.70	43
KNK	Kankakee Bancorp, Inc. of IL	AMEX	Northeast IL	Thrift	479 S	15	12-31	01/93	36.50	44

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 11, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	455	8	09-30	03/00	20.43	51
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	424 S	5	12-31	10/97	19.55	84
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	413	7	09-30	03/94	21.50	29
GFED	Guaranty Fed Bancshares of MO	OTC	Southwest MO	Thrift	408	5	06-30	12/97	13.50	55
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	380 S	8	12-31	03/96	23.11	41
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	363	3	06-30	05/01	17.55	73
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	341	5	12-31	05/96	18.15	27
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	337 S	6	12-31	07/94	19.75	36
WAYN	Wayne Svgs Bks MHC of OH(47.5)	OTC	Central OH	Thrift	332	9	03-31	06/93	19.50	50
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	319	5	09-30	12/98	19.65	55
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	289	6	12-31	04/97	23.85	24
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	284	6	06-30	05/97	14.30	25
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	281	4	12-31	02/95	16.90	23
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	280	7	12-31	01/88	12.00	19
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	275 S	9	12-31	01/99	14.65	37
HFBC	HopFed Bancorp of KY	OTC	Southwest KY	Thrift	273 S	5	12-31	02/98	10.73	39
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	255	7	06-30	04/94	17.09	21
FFBI	First Federal Bancshares of IL	OTC	Westcentral IL	Thrift	250 S	6	12-31	09/00	16.43	37
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	244 S	3	12-31	08/96	18.56	23
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	243	10	06-30	12/93	13.60	24
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	238	3	12-31	06/95	13.65	21
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	230	8	12-31	04/95	19.50	23
JXSB	Jcksnville SB MHC of IL (45.6)	OTC	Central IL	Thrift	230 S	7	12-31	04/95	10.60	20
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	229	6	09-30	07/92	7.10	22
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	229	4	06-30	04/93	13.80	19
BFFC	Big Foot Financial Corp. of IL	OTC	Chicago IL	Thrift	228	3	06-30	12/96	16.25	25
SFBI	Security Financial Bcrp of IN	OTC	Northeast IN	Thrift	199	6	06-30	01/00	20.15	39
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	191 S	2	12-31	04/01	14.70	22
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	186 S	5	12-31	12/96	24.00	19
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	183	7	06-30	04/99	13.30	24
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	168	3	12-31	06/95	21.05	18
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	168 S	5	12-31	08/87	2.41	14
FKAN	First Kansas Fin. Corp. of KS	OTC	Northeast KS	Thrift	153	6	12-31	06/98	14.00	14

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 11, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)											
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	152	S	6	12-31	/	5.50	9
FFSL	First Independence Corp. of KS	OTC	Southeast KS	Thrift	151		3	09-30	10/93	14.35	13
PTRS	Potters Financial Corp. of OH	OTC	Northeast OH	Thrift	147	S	3	12-31	12/93	21.90	22
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	146		3	06-30	07/95	17.23	21
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	145	S	1	12-31	12/96	11.30	9
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	142		2	12-31	12/97	14.49	30
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	142	S	2	12-31	01/95	17.68	12
LXMO	Lexington B&L Fin. Corp. of MO	OTC	West Central MO	Thrift	142		3	09-30	06/96	13.40	10
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	142		3	12-31	04/96	10.40	9
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	139		1	06-30	05/95	10.69	16
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	138		1	12-31	06/95	16.75	17
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	137		3	06-30	04/97	10.75	16
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	137	S	3	09-30	10/95	11.49	15
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	136		2	12-31	12/93	12.50	14
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	136		3	06-30	03/95	14.80	10
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	136		2	06-30	04/96	12.01	15
GCFC	Grand Central Fin. Corp. of OH	OTC	Northeast OH	Thrift	131	S	4	12-31	12/98	10.25	18
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	128		3	06-30	03/98	11.00	18
CBES	CBES Bancorp, Inc. of MO	OTC	Western MO	Thrift	127		3	06-30	09/96	13.69	12
PBNC	PFS Bancorp Inc of IN	OTC	Southeastern IN	Thrift	125	P	3	06-30	10/01	13.90	21
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	113		3	06-30	02/95	10.25	12
PFFC	Peoples Financial Corp. of OH	OTC	Northeast OH	Thrift	106		4	09-30	09/96	12.12	15
SFFC	StateFed Financial Corp. of IA	OTC	Des Moines IA	Thrift	98		3	06-30	01/94	10.00	13
WCFB	Wbstr Cty Fed MHC of IA (38.4)	OTC	Central IA	Thrift	97	S	1	12-31	08/94	16.25	30
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	96		1	12-31	10/98	13.26	20
MSBF	MSB Financial, Inc of MI	OTC	Southcentral MI	Thrift	91		2	06-30	02/95	12.35	15
KYF	Kentucky First Bancorp of KY	AMEX	Central KY	Thrift	79		2	06-30	08/95	13.05	12
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	68		2	06-30	07/96	3.98	5
New England Companies											
PBCT	Peoples Bank, MHC of CT (40.7) (3)	OTC	CT	Div.	11,890		144	12-31	07/88	23.35	1,436

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 11, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
WBST	Webster Financial Corp. of CT	OTC	Central CT,NH	Thrift	11,857	106	12-31	12/86	35.76	1,758
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	3,348	42	12-31	11/98	18.72	455
SBMC	Connecticut Bancshares of CT (3)	OTC	Northeast CT	Thrift	2,446	28	12-31	03/00	27.20	306
AMFH	American Fin. Holdings of CT (3)	OTC	Central CT	Thrift	1,901	17	12-31	11/99	27.34	564
FAB	FirstFed America Bancorp of MA	AMEX	MA,RI	Thrift	1,699	15	03-31	01/97	21.80	136
FESX	First Essex Bancorp, Inc of MA (3)	OTC	MA,NH	Div.	1,592	19	12-31	08/87	28.96	218
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,471	11	12-31	10/95	24.85	111
MDBK	Medford Bancorp, Inc. of MA (3)	OTC	Eastern MA	Thrift	1,413	18	12-31	03/86	24.65	191
PORT	Port Fin. Corp of Brighton MA	OTC	Eastern MA	Thrift	1,138	11	12-31	04/00	32.08	186
BRKL	Brookline Bncp MHC of MA(43.4) (3)	OTC	Eastern MA	Thrift	1,100	6	12-31	03/98	16.92	453
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,032	11	12-31	06/00	21.95	141
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	971	15	12-31	05/86	45.64	144
WFD	Westfield Finl MHC of MA (47.) (3)	AMEX	Southwestern MA	Thrift	783	10	06-30	12/01	14.25	151
ABBK	Abington Bancorp of MA (3)	OTC	Southeastern MA	Thrift	770	12	12-31	06/86	16.48	51
WRO	Woronoco Bancorp, Inc of MA	AMEX	Southwest MA	Thrift	668	12	12-31	03/99	18.80	70
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	607	18	06-30	02/86	17.70	78
BYS	Bay State Bancorp, Inc. of MA	AMEX	Eastern MA	Thrift	528	6	03-31	03/98	40.55	67
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	493 S	14	12-31	05/86	16.35	31
WRNB	Warren Bancorp of Peabody MA (3)	OTC	Eastern MA	R.E.	464	6	12-31	07/86	12.10	89
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	438	5	12-31	05/86	12.45	55
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	438	11	06-30	08/87	14.60	38
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	433	8	03-31	10/86	27.99	46
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	386	6	12-31	12/88	25.60	52
ANE	Alliance Bncp of New Eng of CT (3)	AMEX	Northern CT	Thrift	385	9	12-31	12/86	13.36	31
IPSW	Ipswich Bancshares, Inc. of MA (3)	OTC	Northwest MA	Thrift	321	8	12-31	05/93	20.26	39
MYST	Mystic Fin., Inc of Medford MA (3)	OTC	Eastern MA	Thrift	311	5	06-30	01/98	15.90	26
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	168 J	5	04-30	12/87	14.02	19
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	147	3	09-30	03/96	21.95	20
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,ID,AZ,UT	Thrift	6,992	108	09-30	11/82	25.27	1,603

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 11, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
STSA	Sterling Financial Corp. of WA	OTC	WA,ID,OR,MT	M.B.	3,039	77	12-31	/	20.00	211
KFBI	Klamath First Bancorp of OR	OTC	Southern OR	Thrift	1,461	36	09-30	10/95	13.60	93
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	745	15	03-31	08/86	12.88	111
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	678	10	12-31	12/85	13.60	64
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	647	11	03-31	10/99	17.06	91
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	592 S	18	12-31	01/98	12.47	96
OTFC	Oregon Trail Fin. Corp. of OR	OTC	Northeast OR,WA	Thrift	399	9	03-31	10/97	18.31	55
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	396	12	03-31	10/97	12.70	57
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	380	12	09-30	01/98	15.75	70
FBNW	FirstBank NW Corp. of ID	OTC	West WA/East ID	Thrift	297	8	03-31	07/97	18.24	27
EFBC	Empire Federal Bancorp of MT	OTC	Southern MT	Thrift	149 S	4	12-31	01/97	14.30	22
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC	Thrift	2,319	41	09-30	11/83	27.00	362
EBSI	Eagle Bancshares of Tucker GA	OTC	Atlanta GA	Thrift	1,149	14	03-31	04/86	15.75	89
CHFN	Charter Fincl MHC of GA (20.0)	OTC	Southwest GA	Thrift	946	5	09-30	10/01	23.00	456
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	767	15	09-30	09/90	9.35	99
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	669 S	16	12-31	05/96	23.80	73
TSH	Teche Hlding Cp of Franklin LA	AMEX	Southern LA	Thrift	500	14	09-30	04/95	21.74	52
COOP	Cooperative Bancshares of NC	OTC	Eastern NC	Thrift	458	16	12-31	08/91	11.55	33
GBNK	Gaston Fed Bnp MHC of NC(42.1)	OTC	Southwest NC	Thrift	448	6	12-31	04/98	14.90	63
CAVB	Cavalry Bancorp, Inc. of TN	OTC	Central TN	Thrift	433	9	12-31	03/98	13.00	92
ANA	Acadiana Bancshares, Inc of LA	AMEX	Southern LA	Thrift	316	5	12-31	07/96	25.00	30
UFBS	Union Fin Bancshares Inc of SC	OTC	Northwest SC	Thrift	297	7	09-30	/	10.75	21
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	257	6	03-31	03/88	11.48	26
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	245	3	09-30	07/00	21.80	27
FGHC	First Georgia Hold., Inc of GA	OTC	Southeastern GA	Thrift	241	6	09-30	02/87	3.80	29
HFBA	HFB Financial Corp of KY	OTC	Southeast KY,TN	Thrift	225	4	06-30	12/92	13.75	18
BFSB	Bedford Bancshares, Inc. of VA	OTC	Southwest VA	Thrift	223	4	09-30	08/94	14.10	29
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	214 S	2	12-31	10/96	7.00	22
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	189	3	12-31	04/97	14.92	25

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 11, 2002(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-East Companies (continued)										
FFDB	FirstFed Bancorp, Inc. of AL	OTC	Central AL	Thrift	184 S	8	12-31	11/91	6.99	16
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	160	4	09-30	02/95	11.30	10
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	124	2	06-30	12/97	12.25	22
HSTD	Homestead Bancorp, Inc. of LA	OTC	Southeastern LA	Thrift	120 S	2	12-31	07/98	9.60	9
SRN	Southern Banc Company of AL	AMEX	Northeast AL	Thrift	103	4	06-30	10/95	11.20	11
UTBI	United Tenn. Bancshares of TN	OTC	Eastern TN	Thrift	102 S	3	12-31	01/98	9.70	13
South-West Companies										
CBSA	Coastal Bancorp of Houston TX	OTC	Houston TX	M.B.	2,598	50	12-31	/	32.34	189
JXVL	Jacksonville Bancorp Inc of TX	OTC	East Central TX	Thrift	391	8	09-30	04/96	22.00	40
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	200	1	06-30	06/95	15.00	17
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	173 S	5	12-31	08/86	8.18	12
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,AZ	Thrift	1,530 S	3	12-31	/	11.00	71
HCBC	High Country Bancorp of CO	OTC	Southcentral CO	Thrift	171	4	06-30	12/97	17.00	16
CRZY	Crazy Woman Creek Bncorp of WY	OTC	Northeast WY	Thrift	70	2	09-30	03/96	14.20	11
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 03/11/02

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of March 8, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
SAIF-Insured Thrifts	17.23	261.88	1.04	15.00	14.44	117.14	12.08	124.92	15.91	0.40	2.45	32.92	2,155	10.53	0.74	0.78	8.13	0.68	6.85
State of MI	17.54	200.78	-0.01	14.25	8.43	123.44	13.89	123.44	15.60	0.33	2.09	37.12	2,374	12.59	1.01	1.07	13.41	0.55	-1.00
Comparable Group																			
State of MI																			
CTZN Citizens First Bancorp of MI	18.24	165.07	1.01	16.55	NM	110.21	17.90	110.21	18.06	0.32	1.75	31.68	922	16.24	0.31	0.52	3.34	1.04	6.75
FBC Flagstar Bancorp, Inc of MI	22.04	421.85	-1.99	13.57	7.50	162.42	6.91	162.42	NM	0.28	1.27	NM	6,107	4.25	NA	0.94	25.93	-0.64	-17.55
MSBF MSB Financial, Inc of MI	12.35	15.43	0.94	12.64	9.36	97.71	16.87	97.71	13.14	0.40	3.24	42.55	91	17.27	1.70	1.77	10.95	1.26	7.80

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of March 8, 2002

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Financial Characteristics(6): Reported ROA (%)	Financial Characteristics(6): Reported ROE (%)	Financial Characteristics(6): Core ROA (%)	Financial Characteristics(6): Core ROE (%)
	SAIF-Insured Thrifts	17.23	261.88	1.04	15.00	14.44	117.14	12.08	124.92	15.91	0.40	2.45	32.92	2,155	10.53	0.74	0.78	8.13	0.68	6.85
	Special Selection Grouping(8)	13.41	16.84	0.83	14.66	15.14	92.39	11.95	94.01	15.25	0.41	3.05	36.17	153	12.78	1.34	0.77	6.15	0.72	5.71
	Comparable Group																			
	Special Comparative Group(8)																			
AMFC	AMB Fin. Corp. of Munster IN	10.40	8.95	0.90	13.61	9.90	76.41	6.32	76.41	11.56	0.24	2.31	26.67	142	8.27	0.99	0.65	7.94	0.55	6.80
ASBP	ASB Financial Corp. of OH	10.69	16.38	0.74	9.78	13.71	109.30	11.81	109.30	14.45	0.48	4.49	64.86	139	10.81	0.76	0.86	8.23	0.82	7.81
BFFC	Big Foot Financial Corp. of IL	16.25	24.52	0.86	18.64	22.89	87.18	10.77	87.18	18.90	0.24	1.48	27.91	228	12.35	0.11	0.48	3.73	0.58	4.51
BRBI	Blue River Bancshares of IN	5.50	8.53	-0.56	9.12	NM	60.31	5.62	73.14	NM	0.00	0.00	NM	152	9.32	3.20	-0.57	-6.13	-0.56	-6.02
CBES	CBES Bancorp, Inc. of MO	13.69	11.99	-1.00	16.62	NM	82.37	9.42	82.37	NM	0.32	2.34	NM	127	11.43	7.42	-0.43	-4.30	-0.59	-5.89
CKFB	CKF Bancorp of Danville KY	17.68	12.11	1.41	18.34	12.54	96.40	8.51	106.06	12.54	0.70	3.96	49.65	142	8.83	1.60	0.93	7.81	0.93	7.81
CIBI	Community Inv. Bncp, Inc of OH	10.25	11.53	1.08	10.73	9.67	95.53	10.17	95.53	9.49	0.30	2.93	27.78	113	10.64	NA	1.03	10.21	1.05	10.40
FFDF	FFD Financial Corp of Dover OH	12.01	14.94	0.89	13.20	11.77	90.98	11.01	90.98	13.49	0.38	3.16	42.70	136	12.10	NA	0.96	7.69	0.84	6.71
FFWC	FFW Corporation of Wabash IN	13.80	19.04	1.41	16.08	9.08	85.82	8.31	90.43	9.79	0.56	4.06	39.72	229	9.68	NA	0.91	9.60	0.85	8.91
FFED	Fidelity Fed. Bancorp of IN(7)	2.41	13.52	-0.13	1.95	NM	123.59	8.03	135.39	NM	0.00	0.00	NM	168	6.50	2.33	0.13	2.33	-0.43	-7.56
FBTC	First BancTrust Corp of IL	14.70	22.36	0.80	18.64	12.89	78.86	11.68	78.86	18.38	0.20	1.36	25.00	191	14.81	2.81	0.92	6.21	0.65	4.36
FBEI	First Bancorp of Indiana of IN	13.30	23.90	0.51	17.56	19.56	75.74	13.05	81.60	26.08	0.30	2.26	58.82	183	17.22	0.19	0.68	3.72	0.51	2.79
FBSI	First Bancshares, Inc. of MO	13.60	23.69	1.03	14.57	13.20	93.34	9.76	95.77	13.20	0.16	1.18	15.53	243	10.46	1.33	0.80	7.12	0.80	7.12
FFBZ	First Federal Bncrp, Inc of OH	7.10	22.44	0.73	6.51	8.55	109.06	9.78	109.23	9.73	0.20	2.82	27.40	229	8.97	0.24	1.12	13.47	0.99	11.85
FFSL	First Independence Corp. of KS	14.35	13.49	1.63	15.47	6.08	92.76	8.90	92.76	8.80	0.50	3.48	30.67	151	9.60	1.99	1.46	15.72	1.01	10.86
FKAN	First Kansas Fin. Corp. of KS	14.00	14.36	0.70	16.77	22.58	83.48	9.41	83.73	20.00	0.20	1.43	28.57	153	11.27	0.09	0.42	3.68	0.48	4.15
FNFI	First Niles Fin., Inc. of OH	13.26	20.10	0.42	11.85	24.56	111.90	20.91	111.90	NM	0.52	3.92	NM	96	18.69	1.52	0.92	4.44	0.71	3.46
FKKY	Frankfort First Bancorp of KY	17.23	21.47	1.20	14.57	14.36	118.26	14.72	118.26	14.36	1.12	6.50	NM	146	12.45	0.55	1.01	8.26	1.01	8.26
GCFC	Grand Central Fin. Corp. of OH	10.25	17.94	0.33	10.41	NM	98.46	13.69	98.46	NM	0.36	3.51	NM	131	13.90	0.34	0.38	2.92	0.42	3.21
GTPS	Great American Bancorp of IL	21.05	18.25	1.33	21.41	15.14	98.32	10.84	98.32	15.83	0.44	2.09	33.08	168	11.03	0.23	0.73	6.24	0.70	5.97
HFFB	Harrodsburg 1st Fin Bcrp of KY	11.49	15.43	0.51	16.61	22.53	69.18	11.30	70.32	22.53	0.60	5.22	NM	137	16.34	0.75	0.55	2.91	0.55	2.91
HCFC	Home City Fin. Corp. of OH	11.30	8.94	1.00	14.84	9.42	76.15	6.16	78.75	11.30	0.44	3.89	44.00	145	8.09	1.11	0.73	8.09	0.61	6.74
HWEN	Home Financial Bancorp of IN	3.98	5.40	0.33	4.52	11.37	88.05	7.95	88.05	12.06	0.12	3.02	36.36	68	9.03	2.65	0.71	7.54	0.67	7.11
HLFC	Home Loan Financial Corp of OH	11.00	18.21	0.87	11.89	12.36	92.51	14.27	92.51	12.64	0.48	4.36	55.17	128	15.42	0.73	1.19	7.42	1.16	7.25
JXSB	Jcksnville SB MHC of IL (45.6)	10.60	9.23	0.93	10.62	NM	99.81	8.79	119.24	11.40	0.30	2.83	14.72	230	8.81	3.02	-0.01	-0.09	0.77	8.66
KYF	Kentucky First Bancorp of KY	13.05	12.10	0.85	13.53	15.35	96.45	15.35	96.45	15.35	0.64	4.90	NM	79	15.91	0.27	1.04	6.31	1.04	6.31
LXMO	Lexington B&L Fin. Corp. of MO	13.40	10.25	0.70	18.97	17.18	70.64	7.21	74.69	19.14	0.30	2.24	42.86	142	10.21	0.67	0.48	4.13	0.43	3.71
LOGN	Logansport Fin. Corp. of IN	16.75	17.34	1.35	16.81	12.41	99.64	12.56	99.64	12.41	0.48	2.87	35.56	138	12.60	1.46	1.03	7.98	1.03	7.98
MSBF	MSB Financial, Inc of MI	12.35	15.43	0.94	12.64	9.36	97.71	16.87	97.71	13.14	0.40	3.24	42.55	91	17.27	1.70	1.77	10.95	1.26	7.80
NBSI	North Bancshares of Chicago IL	12.50	14.46	0.38	11.66	29.76	107.20	10.61	107.20	NM	0.44	3.52	NM	136	9.90	NA	0.35	3.73	0.32	3.37
NEIB	Northeast Indiana Bncrp of IN	13.65	21.17	1.19	16.94	10.75	80.58	8.88	80.58	11.47	0.48	3.52	40.34	238	11.02	NA	0.82	7.41	0.77	6.94
PBNC	PFS Bancorp Inc of IN	13.90	21.14	0.68	17.35	23.17	80.12	16.91	80.12	20.44	0.00	0.00	0.00	125	21.11	0.75	0.73	3.46	0.83	3.92
PFFC	Peoples Financial Corp. of OH(7)	12.12	14.96	0.17	8.42	NM	143.94	14.09	143.94	NM	0.24	1.98	NM	106	9.79	NA	0.43	4.38	0.20	2.01
PSFC	Peoples Sidney Fin. Corp of OH	10.75	15.92	0.43	11.50	22.40	93.48	11.61	93.48	25.00	0.36	3.35	NM	137	12.41	1.13	0.53	4.15	0.47	3.71
PTRS	Potters Financial Corp. of OH(7)	21.90	21.88	1.72	13.27	13.27	165.03	14.89	165.03	12.73	0.48	2.19	27.91	147	9.02	0.74	1.10	13.16	1.14	13.72
RIVR	River Valley Bancorp of IN	24.00	19.34	1.92	21.71	10.67	110.55	10.39	110.75	12.50	0.60	2.50	31.25	186	9.40	0.60	1.06	10.47	0.90	8.93
SFBI	Security Financial Bcrp of IN	20.15	38.69	0.60	19.30	NM	104.40	19.44	104.40	NM	0.00	0.00	0.00	199	18.62	NA	0.52	2.81	0.57	3.07
SOBI	Sobieski Bancorp of S. Bend IN	14.80	9.95	0.84	20.04	13.96	73.85	7.31	73.85	17.62	0.32	2.16	38.10	136	9.90	NA	0.56	5.42	0.45	4.29
SFFC	StateFed Financial Corp. of IA	10.00	12.80	0.58	11.32	17.24	88.34	13.03	88.34	17.24	0.40	4.00	68.97	98	14.75	NA	0.71	4.85	0.71	4.85
UCBC	Union Community Bancorp of IN	14.49	30.43	0.88	16.07	16.47	90.17	21.37	90.17	16.47	0.60	4.14	68.18	142	23.70	NA	1.42	5.30	1.42	5.30
WCFB	Wbstr Cty Fed MHC of IA (38.4)	16.25	11.67	0.60	11.33	27.08	143.42	31.37	143.42	27.08	1.00	6.15	NM	97	21.87	0.71	1.17	5.30	1.17	5.30
WEFC	Wells Fin. Corp. of Wells MN	19.50	22.72	2.22	20.23	6.79	96.39	9.86	96.39	8.78	0.72	3.69	32.43	230	10.23	NA	1.50	14.96	1.16	11.57

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

(8) Includes Mid-West Companies; Assets less than $250 Million;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-4
Peer Group Market Area Comparative Analysis

Institution	County	Population 1990 (000)	Population 2000 (000)	Proj. Pop. 2005 (000)	1990-2000 % Change	2000-2005 % Change	Median Age	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
AMB Financial Corp. of IN	Lake	476	480	479	1.0%	-0.3%	35.9	18,701	88.9%	1.8%
Citizens First Bancorp of MI	St. Clair	146	164	174	12.5%	6.4%	36.1	21,343	95.8%	27.1%
FFW Corporation of Wabash IN	Wabash	35	34	34	-1.7%	-1.0%	36.6	17,790	84.5%	24.5%
First Bancorp of IN	Vanderburgh	165	168	168	1.7%	-0.2%	37.3	20,637	98.1%	3.6%
Logansport Fin. Corp. of IN	Cass	38	39	40	1.7%	1.5%	37.5	17,848	84.8%	17.1%
MSB Financial, Inc. of MI	Calhoun	136	142	146	4.6%	2.7%	36.5	20,649	92.7%	5.5%
Northeast Indiana Bancorp of IN	Huntington	35	37	38	5.8%	1.5%	35.6	20,113	95.6%	29.6%
River Valley Bancorp of IN	Jefferson	30	32	33	7.7%	4.3%	36.7	17,462	83.0%	36.0%
Security Financial Bancorp of IN	Lake	476	480	479	1.0%	-0.3%	35.9	18,701	88.9%	2.8%
Sobieski Bancorp of S. Bend IN	St. Joseph	247	259	261	4.8%	0.7%	35.2	19,451	92.4%	2.4%
Union Community Bancorp of IN	Montgomery	34	37	37	6.6%	1.7%	36.9	19,665	93.5%	14.5%
	Averages:	**165**	**170**	**172**	**4.2%**	**1.5%**	**36.4**	**19,305**	**90.7%**	**15.0%**
	Medians:	**136**	**142**	**146**	**4.6%**	**1.5%**	**36.5**	**19,451**	**92.4%**	**14.5%**
Monarch Community Bank	**Branch**	**42**	**44**	**44**	**5.5%**	**0.8%**	**36.1**	**16,180**	**72.6%**	**20.0%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

Sources: CACI, SNL Securities

EXHIBIT IV-1
Thrift Stock Prices:
As of March 8, 2002

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of March 8, 2002

Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(194)	17.21	11,466	278.3	18.36	12.69	17.07	0.90	24.71	7.28	1.28	1.09	15.40	14.62	168.03
NYSE Traded Companies(11)	27.34	94,485	2,708.7	31.81	19.22	27.24	1.13	27.73	15.28	2.25	1.66	15.66	14.06	250.97
AMEX Traded Companies(17)	19.32	3,703	74.3	19.83	14.18	19.14	1.02	25.28	9.08	1.40	1.17	18.63	17.92	201.01
NASDAQ Listed OTC Companies(166)	16.27	6,490	130.1	17.26	12.07	16.14	0.87	24.44	6.53	1.20	1.04	15.03	14.30	158.65
California Companies(13)	29.95	36,771	1,576.5	33.98	20.88	29.68	1.82	24.99	9.10	2.78	2.51	20.89	20.32	292.55
Florida Companies(9)	14.57	25,587	329.0	15.38	9.62	14.77	-1.50	49.77	16.55	0.69	0.58	10.71	10.43	118.40
Mid-Atlantic Companies(37)	17.42	17,911	331.6	18.21	12.45	17.28	0.89	29.14	9.11	1.20	1.12	14.17	13.30	178.83
Mid-West Companies(91)	15.75	7,224	161.5	16.83	11.94	15.60	1.05	22.96	5.51	1.18	0.94	15.38	14.66	152.07
New England Companies(7)	27.17	10,419	336.9	27.64	19.04	26.74	2.01	31.87	12.24	1.99	1.65	21.11	18.60	256.62
North-West Companies(9)	16.74	11,487	248.0	17.29	12.70	16.60	1.03	21.65	8.10	1.27	1.04	15.49	14.12	144.41
South-East Companies(21)	14.23	3,457	51.6	15.05	11.08	14.22	0.21	15.59	5.33	0.98	0.82	14.33	14.04	138.02
South-West Companies(4)	19.38	2,568	64.5	21.60	12.84	19.07	1.23	24.66	10.34	1.90	1.85	16.14	14.88	237.81
Western Companies (Excl CA)(3)	14.07	2,729	32.7	15.92	11.62	13.98	0.74	14.39	2.76	0.94	0.83	14.80	14.69	170.72
Thrift Strategy(179)	16.90	7,251	190.4	18.00	12.57	16.80	0.74	24.07	6.67	1.25	1.07	15.49	14.83	163.41
Mortgage Banker Strategy(9)	22.03	46,205	724.8	23.37	14.03	21.45	2.66	36.19	12.89	1.68	1.32	15.88	13.05	240.62
Real Estate Strategy(2)	10.28	4,835	49.9	12.50	8.25	10.30	-0.29	19.59	1.11	1.14	0.83	9.08	9.06	121.05
Diversified Strategy(4)	22.87	115,763	3,126.5	25.35	16.83	22.18	4.14	28.53	23.65	1.64	1.29	13.55	11.95	224.61
Companies Issuing Dividends(167)	17.40	11,920	301.1	18.55	12.93	17.28	0.83	23.39	6.80	1.31	1.13	15.48	14.67	165.58
Companies Without Dividends(27)	15.85	8,271	118.1	17.00	10.95	15.63	1.36	34.02	10.69	1.11	0.78	14.80	14.29	185.26
Equity/Assets <6%(16)	17.29	20,857	498.7	19.39	11.84	16.98	2.06	19.92	8.86	1.37	0.83	13.64	11.95	267.91
Equity/Assets 6-12%(131)	18.04	12,055	314.6	19.19	13.24	17.90	0.90	26.07	7.67	1.42	1.23	15.67	14.79	181.60
Equity/Assets >12%(47)	14.94	6,817	108.7	15.79	11.48	14.88	0.50	22.60	5.74	0.88	0.78	15.24	15.02	98.87
Converted Last 3 Mths (no MHC)(1)	14.00	3,497	49.0	14.24	8.59	13.46	4.01	52.67	17.15	0.64	0.62	15.11	15.11	90.19
Actively Traded Companies(16)	26.48	64,989	1,958.7	28.04	18.84	26.15	1.98	24.65	13.33	2.12	1.98	15.85	13.68	222.14
Market Value Below $20 Million(46)	12.29	1,209	13.9	13.40	9.57	12.17	1.22	17.47	5.86	0.79	0.65	14.25	13.98	141.43
Holding Company Structure(191)	17.25	11,616	282.5	18.40	12.72	17.12	0.91	24.77	7.24	1.29	1.09	15.40	14.61	167.38
Assets Over $1 Billion(51)	22.62	34,640	908.4	24.42	15.77	22.37	1.27	28.31	10.44	1.74	1.44	15.29	13.69	207.90
Assets $500 Million-$1 Billion(37)	17.33	4,492	71.6	18.17	12.87	17.21	1.00	24.53	7.47	1.35	1.21	15.95	15.28	179.03
Assets $250-$500 Million(46)	15.98	2,731	39.6	16.72	11.98	15.86	0.72	28.06	6.64	1.16	0.98	15.75	15.11	164.62
Assets less than $250 Million(60)	13.13	1,436	17.2	14.20	10.29	13.07	0.63	18.74	4.77	0.91	0.77	14.87	14.66	127.04
Goodwill Companies(104)	17.84	16,124	360.7	19.18	13.01	17.65	1.17	23.59	8.04	1.32	1.13	15.20	13.80	178.22
Non-Goodwill Companies(89)	16.50	4,855	168.7	17.42	12.38	16.43	0.56	25.55	5.71	1.25	1.06	15.75	15.75	156.77
Acquirors of FSLIC Cases(7)	31.12	61,903	2,595.5	35.77	22.71	31.11	1.17	8.37	10.97	2.54	2.33	19.13	17.57	277.40

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 8, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(33)	21.39	16,792	440.3	22.41	14.57	21.06	1.73	32.24	9.89	1.34	1.33	14.88	13.95	163.98
NYSE Traded Companies(2)	31.10	81,125	2,755.9	32.96	20.05	31.59	-1.10	36.73	18.00	-0.92	0.58	12.73	10.30	149.13
AMEX Traded Companies(4)	17.97	3,065	57.5	18.19	12.72	17.77	1.30	36.65	9.40	1.45	1.48	15.56	15.14	163.86
NASDAQ Listed OTC Companies(27)	21.17	13,955	321.1	22.25	14.44	20.76	2.02	31.22	9.34	1.50	1.36	14.95	14.05	165.15
California Companies(1)	23.02	5,859	134.9	23.74	15.90	23.10	-0.35	15.79	9.83	3.10	3.10	23.54	23.53	257.43
Mid-Atlantic Companies(9)	24.93	44,101	1,238.3	26.77	15.84	25.01	-0.01	40.82	10.04	1.00	1.16	12.67	10.82	161.05
New England Companies(19)	21.48	6,266	140.2	22.17	15.02	20.86	3.00	32.94	10.63	1.49	1.42	16.16	15.43	173.36
North-West Companies(3)	14.51	6,224	88.7	15.13	10.48	14.45	0.56	15.30	7.38	1.19	1.05	13.42	13.40	117.19
South-East Companies(1)	7.00	3,115	21.8	8.00	6.01	6.98	0.29	9.72	2.94	0.29	0.29	7.60	7.60	68.64
Thrift Strategy(29)	21.65	15,220	425.1	22.65	14.79	21.38	1.24	32.02	9.69	1.30	1.34	15.59	14.60	166.57
Mortgage Banker Strategy(1)	19.75	87,116	1,720.5	22.43	14.13	20.37	-3.04	21.24	12.86	1.28	1.30	6.53	6.52	100.29
Real Estate Strategy(1)	12.10	7,383	89.3	12.15	7.88	10.50	15.24	47.74	28.04	0.96	0.89	5.75	5.75	62.80
Diversified Strategy(2)	23.28	8,340	189.6	24.20	15.07	22.19	4.26	33.04	2.10	2.06	1.42	13.78	12.62	210.25
Companies Issuing Dividends(32)	21.34	17,145	450.2	22.37	14.53	20.99	1.80	32.77	9.89	1.28	1.27	14.60	13.64	160.97
Companies Without Dividends(1)	23.02	5,859	134.9	23.74	15.90	23.10	-0.35	15.79	9.83	3.10	3.10	23.54	23.53	257.43
Equity/Assets <6%(4)	15.81	4,868	81.2	16.52	11.03	15.42	2.52	34.70	7.21	1.41	1.04	10.98	10.70	206.85
Equity/Assets 6-12%(24)	22.73	19,891	536.9	23.86	15.30	22.33	2.02	34.54	10.81	1.37	1.41	15.04	13.90	169.42
Equity/Assets >12%(5)	18.34	9,073	192.2	18.99	13.21	18.33	-0.10	19.74	7.10	1.13	1.10	16.49	16.15	112.17
Actively Traded Companies(8)	23.78	5,312	113.3	24.64	16.23	22.80	4.18	34.63	12.02	1.79	1.59	17.14	16.62	175.35
Market Value Below $20 Million(2)	17.99	1,134	19.5	18.38	13.07	17.65	2.19	31.27	2.48	1.35	1.18	14.48	14.43	142.48
Holding Company Structure(30)	21.37	18,382	482.7	22.36	14.47	21.03	1.75	32.56	10.70	1.27	1.27	14.72	13.72	159.19
Assets Over $1 Billion(14)	24.77	33,912	929.3	26.18	16.38	24.75	0.13	33.92	9.72	1.26	1.38	14.68	12.99	159.26
Assets $500 Million-$1 Billion(7)	21.08	4,903	94.3	21.60	14.49	20.19	3.26	31.73	13.59	1.51	1.27	16.52	15.98	172.43
Assets $250-$500 Million(9)	18.41	2,861	44.9	19.34	12.94	17.97	3.26	32.80	9.68	1.47	1.46	14.81	14.53	182.16
Assets less than $250 Million(3)	14.32	1,794	20.3	14.92	10.71	14.09	1.56	24.08	2.63	1.00	0.88	12.19	12.15	117.86
Goodwill Companies(22)	23.50	22,029	594.1	24.69	15.61	23.19	1.22	36.23	10.29	1.40	1.41	15.43	14.06	179.46
Non-Goodwill Companies(11)	16.76	5,271	102.0	17.40	12.31	16.38	2.85	23.45	9.02	1.22	1.14	13.69	13.69	129.93

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 8, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(21)	17.51	12,547	82.9	18.66	10.50	17.65	-0.42	62.98	11.87	0.56	0.59	10.71	10.00	90.75
BIF-Insured Thrifts(7)	19.46	32,750	330.1	20.70	12.84	19.48	-0.30	46.13	7.98	0.86	0.74	11.75	10.91	101.82
AMEX Traded Companies(2)	11.35	6,429	39.5	12.00	7.75	11.42	-0.49	45.63	7.46	0.43	0.38	9.90	9.90	55.30
NASDAQ Listed OTC Companies(26)	18.69	19,531	165.5	19.92	11.50	18.80	-0.38	59.20	11.03	0.67	0.66	11.11	10.30	97.50
Mid-Atlantic Companies(18)	18.33	14,598	126.7	19.23	10.18	18.47	-0.55	71.53	12.58	0.66	0.64	10.27	9.57	91.58
Mid-West Companies(5)	16.65	25,174	211.6	17.59	11.83	16.85	-0.63	29.99	4.77	0.64	0.85	12.06	10.97	104.80
New England Companies(3)	18.17	32,953	285.1	20.07	14.49	18.11	0.15	15.51	6.44	0.82	0.60	12.76	12.13	102.79
South-East Companies(2)	18.95	12,016	58.8	21.55	12.45	18.80	0.55	77.08	15.22	0.28	0.25	11.83	11.26	77.10
Thrift Strategy(27)	17.85	16,567	136.3	18.88	10.77	17.98	-0.47	61.23	10.77	0.62	0.64	10.83	10.13	89.66
Diversified Strategy(1)	23.35	61,510	584.9	27.82	20.66	23.01	1.48	-14.72	9.83	1.23	0.56	15.20	13.32	193.31
Companies Issuing Dividends(26)	18.03	18,734	161.7	19.17	11.14	18.16	-0.46	55.50	9.98	0.67	0.67	10.82	10.01	96.99
Companies Without Dividends(2)	18.63	15,201	81.0	20.25	11.64	18.50	0.40	86.25	19.01	0.33	0.23	13.09	13.09	60.84
Equity/Assets 6-12%(17)	18.87	26,061	229.6	20.27	11.55	19.09	-0.85	57.74	9.01	0.72	0.71	10.87	9.73	113.77
Equity/Assets >12%(11)	16.98	7,769	50.6	17.83	10.67	16.92	0.26	58.52	13.15	0.55	0.52	11.22	11.00	66.27
Market Value Below $20 Million(2)	9.52	2,093	8.7	10.38	7.01	9.43	0.96	29.42	2.57	0.17	0.63	9.00	8.14	78.61
Holding Company Structure(25)	17.95	17,110	144.5	18.91	10.76	18.12	-0.69	60.39	10.46	0.67	0.65	10.70	10.02	90.19
Assets Over $1 Billion(7)	20.30	51,075	453.2	21.61	13.64	20.46	-0.85	34.50	9.56	0.97	0.86	11.64	10.33	113.50
Assets $500 Million-$1 Billion(5)	19.95	10,803	72.8	21.43	12.52	19.97	-0.15	70.91	12.03	0.66	0.60	12.94	12.20	89.23
Assets $250-$500 Million(8)	18.89	4,179	26.5	20.25	10.09	19.17	-0.81	83.02	13.25	0.48	0.48	10.06	9.51	94.94
Assets less than $250 Million(8)	14.11	2,391	13.9	14.81	8.91	14.05	0.30	52.90	9.02	0.45	0.56	10.11	9.73	76.36
Goodwill Companies(12)	16.48	17,879	124.4	17.88	10.79	16.57	-0.55	48.00	6.70	0.72	0.71	11.05	9.25	114.65
Non-Goodwill Companies(16)	19.23	18,840	176.9	20.24	11.47	19.34	-0.27	65.26	13.62	0.60	0.58	10.99	10.99	79.21
MHC Institutions(28)	18.08	18,440	155.0	19.26	11.18	18.19	-0.39	58.07	10.73	0.65	0.63	11.01	10.26	93.98
MHC Converted Last 3 Months(1)	14.25	10,580	70.9	14.89	10.00	14.39	-0.97	42.50	6.58	0.50	0.42	12.41	12.41	73.98

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 8, 2002

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies														
BBX BankAtlantic Bancorp of FL	11.21	58,079	651.1	11.48	4.80	11.19	0.18	81.10	22.11	0.58	0.60	7.53	6.84	80.13
CF Charter One Fin., Inc. of OH	31.40	224,340	7,044.3	31.69	23.40	30.95	1.45	10.33	15.65	2.23	1.90	13.05	11.49	170.16
CFB Commercial Federal Corp. of NE	25.80	45,975	1,186.2	28.90	19.57	25.10	2.79	14.72	9.79	2.12	2.06	15.98	11.82	280.62
DSL Downey Financial Corp. of CA	47.58	28,213	1,342.4	60.10	32.62	47.90	-0.67	6.78	15.35	4.26	3.71	26.01	25.90	393.61
FED FirstFed Financial Corp. of CA	25.70	17,295	444.5	36.60	21.41	26.17	-1.80	-11.53	0.27	2.91	2.88	18.83	18.09	273.28
FBC Flagstar Bancorp, Inc of MI	22.04	19,140	421.8	27.00	13.50	23.20	-5.00	40.65	9.49	2.94	-1.99	13.57	13.57	319.08
GSB Golden State Bancorp of CA	29.99	135,756	4,071.3	35.43	23.50	30.63	-2.09	6.16	14.68	3.02	2.66	18.93	14.21	416.12
GDW Golden West Fin. Corp. of CA	63.68	155,532	9,904.3	70.90	45.02	64.32	-1.00	9.25	8.21	5.23	5.08	27.55	27.55	376.68
GPT GreenPoint Fin. Corp. of NY*	43.60	99,762	4,349.6	45.71	29.00	44.58	-2.20	25.61	21.96	-2.95	1.02	16.61	12.64	202.34
OCN Ocwen Financial Corp. of FL	9.99	67,152	670.8	10.44	5.00	9.99	0.00	71.94	56.58	-0.24	-0.90	7.13	6.99	30.81
SOV Sovereign Bancorp, Inc. of PA	13.25	252,050	3,339.7	13.50	7.16	13.07	1.38	49.89	8.25	0.16	0.78	8.53	3.08	138.84
SIB Staten Island Bancorp of NY*	18.60	62,487	1,162.3	20.20	11.10	18.60	0.00	47.85	14.04	1.12	0.14	8.84	7.95	95.92
WES Westcorp of Irvine CA	20.10	35,802	719.6	23.85	15.42	17.15	17.20	25.70	7.66	1.56	1.50	15.10	15.09	281.34
AMEX Traded Companies														
ANA Acadiana Bancshares, Inc of LA	25.00	1,184	29.6	25.60	18.75	25.40	-1.57	32.63	7.76	1.96	1.49	22.65	22.65	266.47
ANE Alliance Bncp of New Eng of CT*	13.36	2,339	31.2	14.00	8.37	13.24	0.91	48.12	11.33	1.27	1.55	9.44	9.43	164.41
BYS Bay State Bancorp, Inc. of MA	40.55	1,648	66.8	40.69	28.40	40.51	0.10	38.16	10.94	2.96	2.94	31.98	31.98	320.14
BHL Berkshire Hills Bancorp of MA*	21.95	6,425	141.0	22.20	16.50	22.00	-0.23	20.27	8.40	1.39	1.58	21.68	20.03	160.59
BFD BostonFed Bancorp, Inc. of MA	24.85	4,451	110.6	25.50	20.40	23.90	3.97	2.26	3.11	2.17	0.42	20.98	16.99	330.46
CNY Carver Bancorp, Inc. of NY	10.99	2,296	25.2	11.50	8.15	10.65	3.19	18.81	22.11	1.20	1.35	14.32	14.12	195.76
EFC EFC Bancorp, Inc of Elgin IL	14.00	4,607	64.5	14.50	10.35	13.90	0.72	31.46	1.08	1.01	0.98	14.90	14.90	146.18
FCB Falmouth Bancorp, Inc. of MA*	21.95	916	20.1	21.95	16.00	21.75	0.92	35.08	4.52	1.70	1.43	18.57	18.57	160.45
FAB FirstFed America Bancorp of MA	21.80	6,220	135.6	21.80	14.90	20.50	6.34	40.19	25.65	1.98	1.57	19.50	19.33	273.11
GAF GA Financial Corp., Inc. of PA	17.00	5,410	92.0	17.62	13.91	17.13	-0.76	15.65	1.49	0.95	0.93	17.92	17.85	159.67
GOV Gouverneur Bcp MHC of NY(42.4)	8.45	2,277	8.2	9.10	5.50	8.45	0.00	48.77	8.33	0.35	0.33	7.39	7.39	36.62
KNK Kankakee Bancorp, Inc. of IL	36.50	1,205	44.0	37.00	22.75	36.50	0.00	60.44	24.57	2.57	2.26	33.62	29.86	397.91
KYF Kentucky First Bancorp of KY	13.05	927	12.1	13.22	10.77	12.91	1.08	18.64	0.77	0.85	0.85	13.53	13.53	85.04
NBN Northeast Bancorp of Auburn ME*	14.60	2,578	37.6	14.60	10.00	14.09	3.62	43.14	13.35	1.42	1.34	12.54	12.54	169.97
NEP Northeast PA Fin. Corp of PA	16.32	4,776	77.9	17.70	12.03	16.71	-2.33	31.61	-3.43	1.00	0.90	15.54	12.99	171.43
PFB PFF Bancorp, Inc. of Pomona CA	29.60	13,221	391.3	29.98	19.25	29.15	1.54	19.89	7.25	2.54	2.55	21.67	21.57	225.02
SZB SouthFirst Bancshares of AL	11.30	870	9.8	11.80	9.30	11.30	0.00	8.13	16.49	-0.62	-0.81	17.23	16.56	184.15
SRN Southern Banc Company of AL	11.20	1,006	11.3	11.75	9.70	10.85	3.23	4.19	-0.44	0.52	0.50	17.50	17.46	102.39
TSH Teche Hlding Cp of Franklin LA	21.74	2,371	51.5	22.25	16.50	21.40	1.59	29.79	9.80	2.09	2.07	22.01	22.01	211.03
WSB Washington SB, FSB of Bowie MD	5.97	4,570	27.3	6.70	3.43	5.90	1.19	38.19	16.83	0.54	0.34	6.30	6.30	60.73
WFD Westfield Finl MHC of MA (47.)*	14.25	10,580	70.9	14.89	10.00	14.39	-0.97	42.50	6.58	0.50	0.42	12.41	12.41	73.98
WFI Winton Financial Corp. of OH	9.80	4,445	43.6	10.50	8.10	10.00	-2.00	11.36	5.38	0.95	0.60	8.45	8.41	108.98
WRO Woronoco Bancorp, Inc of MA	18.80	3,737	70.3	19.00	14.35	18.60	1.08	28.33	5.03	1.14	0.99	18.69	18.18	178.75
NASDAQ Listed OTC Companies														
AMFC AMB Fin. Corp. of Munster IN	10.40	861	9.0	11.63	7.95	10.84	-4.06	4.00	15.56	1.05	0.90	13.61	13.61	164.52
ASBP ASB Financial Corp. of OH	10.69	1,532	16.4	10.98	8.60	10.20	4.80	22.17	6.69	0.78	0.74	9.78	9.78	90.49
ABBK Abington Bancorp of MA*	16.48	3,118	51.4	17.00	12.84	15.62	5.51	26.19	8.85	1.09	0.85	12.56	11.83	246.99
AABC Access Anytime Bancorp of NM	8.18	1,462	12.0	9.40	5.97	8.18	0.00	28.21	2.25	0.40	0.27	8.64	7.34	118.19
AFBC Advance Fin. Bancorp of WV	15.05	932	14.0	15.35	10.81	15.00	0.33	40.79	11.48	1.56	1.19	18.54	18.54	213.85
ALLB Alliance Bank MHC of PA (20.0)	29.61	3,441	20.4	32.60	9.82	31.50	-6.00	201.53	8.26	0.68	0.68	10.07	10.07	109.60
ASBI Ameriana Bancorp of IN	15.50	3,147	48.8	15.50	10.31	13.85	11.91	29.17	15.67	1.06	0.95	13.63	13.13	162.50
AMFH American Fin. Holdings of CT*	27.34	20,613	563.6	27.60	19.25	27.05	1.07	24.27	7.60	1.39	1.18	19.16	19.16	92.20
ABCW Anchor BanCorp Wisconsin of WI	19.68	24,846	489.0	19.75	12.88	18.75	4.96	33.42	10.94	1.28	1.08	10.45	9.65	144.07
ASFC Astoria Financial Corp. of NY	29.99	90,767	2,722.1	31.55	24.43	30.10	-0.37	9.41	13.34	2.39	2.40	16.44	14.40	249.74
BCSB BCSB Bankcorp MHC of MD (36.0)	10.30	5,867	21.8	10.62	8.02	10.30	0.00	24.85	11.35	0.03	0.02	7.21	7.21	70.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 8, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
BKMU Bank Mutual Cp MHC of WI(49.6)	17.20	22,337	189.5	18.00	10.00	17.10	0.58	59.11	12.57	0.91	0.79	13.61	10.97	130.09
BKUNA BankUnited Fin. Corp. of FL	14.74	25,096	369.9	15.95	9.63	15.01	-1.80	34.00	-0.74	0.86	0.73	11.92	10.79	220.21
BFSB Bedford Bancshares, Inc. of VA	14.10	2,043	28.8	14.37	9.13	14.06	0.28	48.42	3.30	1.22	1.22	11.41	11.41	109.17
BFFC Big Foot Financial Corp. of IL	16.25	1,509	24.5	17.60	12.90	16.00	1.56	15.00	2.85	0.71	0.86	18.64	18.64	150.88
BRBI Blue River Bancshares of IN	5.50	1,550	8.5	5.50	3.31	5.07	8.48	44.36	31.58	-0.57	-0.56	9.12	7.52	97.89
BYFC Broadway Financial Corp. of CA	12.75	911	11.6	13.10	7.75	12.80	-0.39	41.67	1.59	0.72	0.72	15.45	15.45	196.38
BRKL Brookline Bncp MHC of MA(43.4)*	16.92	26,768	199.6	17.49	12.80	16.93	-0.06	18.74	2.92	0.72	0.82	10.66	10.66	41.08
CBES CBES Bancorp, Inc. of MO	13.69	876	12.0	14.80	10.88	13.00	5.31	25.83	-0.80	-0.73	-1.00	16.62	16.62	145.39
CITZ CFS Bancorp, Inc of Munster IN	13.48	13,626	183.7	14.96	10.69	13.51	-0.22	17.83	-6.06	0.82	0.89	12.57	12.57	117.73
CKFB CKF Bancorp of Danville KY	17.68	685	12.1	18.98	11.63	17.50	1.03	36.00	19.62	1.41	1.41	18.34	16.67	207.65
CAFI Camco Fin Corp of Cambridge OH	12.95	7,041	91.2	14.59	10.00	12.82	1.01	15.11	1.97	1.13	0.93	11.87	11.44	143.04
CFFN Capitol Fd Fn MHC of KS (35.1)	22.54	74,581	635.8	23.70	15.06	23.51	-4.13	38.71	8.16	1.06	1.06	12.68	12.68	116.72
CAVB Cavalry Bancorp, Inc. of TN	13.00	7,080	92.0	13.25	9.75	13.05	-0.38	11.78	13.44	0.28	0.28	6.89	6.89	61.14
CEBK Central Bncrp of Somerville MA*	27.99	1,651	46.2	29.75	17.50	27.62	1.34	49.28	6.06	1.58	1.43	23.57	22.18	262.17
CHFN Charter Fincl MHC of GA (20.0)	23.00	19,822	91.2	25.60	13.27	22.60	1.77	130.00	31.43	0.15	0.03	13.77	13.77	47.70
CFSL Chesterfield Financial of IL	17.55	4,174	73.3	17.80	13.10	17.30	1.45	75.50	7.34	0.67	0.67	18.31	18.31	86.94
CTZN Citizens First Bancorp of MI	18.24	9,050	165.1	19.16	12.50	19.10	-4.50	32.08	16.18	0.50	1.01	16.55	16.55	101.89
CFSB Citizens First Fin Corp. of IL	18.15	1,515	27.5	19.55	13.51	17.55	3.42	29.09	2.54	1.37	1.08	20.40	20.40	224.80
CBSA Coastal Bancorp of Houston TX	32.34	5,835	188.7	40.00	17.63	31.75	1.86	15.75	11.90	3.31	3.31	22.27	18.53	445.23
CFCP Coastal Fin. Corp. of SC	9.35	10,616	99.3	10.50	6.75	9.35	0.00	33.57	-2.50	0.90	0.84	5.42	5.42	72.24
CMSB Commonwealth Bancorp Inc of PA	23.72	10,351	245.5	23.72	16.03	23.40	1.37	36.01	7.09	1.33	1.42	14.46	12.05	172.38
CFFC Community Fin. Corp. of VA	11.48	2,258	25.9	11.50	9.63	11.50	-0.17	19.21	8.30	1.16	1.09	11.67	11.64	113.93
CIBI Community Inv. Bncp, Inc of OH	10.25	1,125	11.5	12.97	8.31	9.90	3.54	21.73	2.50	1.06	1.08	10.73	10.73	100.81
CMSV Community Svgs Bcshrs of FL(8)	18.95	8,660	164.1	19.00	13.13	18.94	0.05	37.22	-0.21	0.63	0.63	13.67	13.67	110.94
SBMC Connecticut Bancshares of CT*	27.20	11,236	305.6	29.00	19.13	26.80	1.49	29.89	5.22	1.14	1.46	20.95	18.02	217.73
COOP Cooperative Bancshares of NC	11.55	2,835	32.7	13.50	9.50	12.04	-4.07	-5.71	6.94	1.02	0.99	11.86	11.86	161.59
CRZY Crazy Woman Creek Bncorp of WY	14.20	789	11.2	18.50	12.00	14.15	0.35	7.17	6.37	0.22	0.23	17.09	16.76	89.23
DCOM Dime Community Bancshars of NY*	30.25	17,197	520.2	32.20	16.17	29.51	2.51	62.81	7.80	1.81	1.81	14.18	10.80	161.65
DFBS Dutchfork Bancshares Inc of SC	21.80	1,246	27.2	23.50	16.50	21.90	-0.46	29.15	6.08	2.88	0.93	26.30	26.30	196.31
ESBF ESB Financial Corp. of PA	11.36	7,320	83.2	13.55	8.18	11.65	-2.49	33.02	9.76	0.98	0.98	11.30	10.30	171.24
EBSI Eagle Bancshares of Tucker GA	15.75	5,677	89.4	16.59	12.38	15.30	2.94	14.05	5.07	0.32	0.51	14.76	14.76	202.36
ESBK Elmira Svgs Bank, FSB of NY*	25.25	880	22.2	27.00	18.41	25.30	-0.20	20.76	-2.13	2.58	2.29	22.59	21.71	317.80
EFBC Empire Federal Bancorp of MT	14.30	1,508	21.6	15.49	13.13	14.25	0.35	5.46	-3.05	0.75	0.60	19.26	19.26	98.53
EQSB Equitable Bank of Wheaton MD	27.42	1,310	35.9	28.20	20.00	27.42	0.00	36.69	7.53	2.14	1.92	21.34	21.34	358.61
EVRT Evertrust Fin. Grp, Inc. of WA*	17.06	5,322	90.8	18.15	11.60	17.20	-0.81	24.07	12.24	1.02	1.01	17.71	17.71	121.57
FFDF FFD Financial Corp of Dover OH	12.01	1,244	14.9	12.95	8.38	12.15	-1.15	40.30	0.08	1.02	0.89	13.20	13.20	109.05
FFLC FFLC Bancorp of Leesburg FL	22.00	3,564	78.4	24.05	16.75	23.25	-5.38	29.41	6.02	1.76	1.76	17.98	17.98	230.96
FFWC FFW Corporation of Wabash IN	13.80	1,380	19.0	14.40	11.13	14.30	-3.50	13.77	3.76	1.52	1.41	16.08	15.26	166.15
FMCO FMS Fin Corp. of Burlington NJ	10.00	6,718	67.2	10.00	5.50	9.50	5.26	14.29	11.98	0.81	0.76	7.77	7.77	143.87
FFHH FSF Financial Corp. of MN	19.05	2,156	41.1	20.00	14.06	18.49	3.03	25.41	7.93	2.04	0.98	19.68	17.16	242.38
FDTR Federal Trust Corp of FL	4.00	5,409	21.6	4.40	2.13	4.25	-5.88	82.65	14.61	0.21	0.11	3.35	3.35	54.96
FBCI Fidelity Bancorp of Chicago IL	19.60	3,034	59.5	20.25	13.75	19.70	-0.51	40.00	6.00	1.96	1.64	15.90	15.90	219.66
FSBI Fidelity Bancorp, Inc. of PA	17.99	1,985	35.7	17.99	13.62	17.55	2.51	18.90	11.05	1.86	1.68	17.69	16.77	282.62
FFFL Fidelity Bankshares, Inc of FL	17.33	15,788	273.6	18.40	10.76	17.35	-0.12	52.69	8.52	0.39	0.40	11.21	11.07	133.81
FFED Fidelity Fed. Bancorp of IN(8)	2.41	5,608	13.5	4.25	1.50	2.50	-3.60	33.15	-1.23	0.04	-0.13	1.95	1.78	30.00
FLBC Finger Lakes Bancorp Inc of NY	10.90	3,343	36.4	11.47	7.63	11.10	-1.80	37.28	2.35	0.57	0.44	10.99	10.99	102.71
FBTC First BancTrust Corp of IL	14.70	1,521	22.4	15.80	11.15	14.95	-1.67	47.00	-2.00	1.14	0.80	18.64	18.64	125.84
FBEI First Bancorp of Indiana of IN	13.30	1,797	23.9	16.05	12.25	13.30	0.00	-5.41	0.61	0.68	0.51	17.56	16.30	101.95
FBSI First Bancshares, Inc. of MO	13.60	1,742	23.7	14.45	9.65	14.10	-3.55	36.00	13.71	1.03	1.03	14.57	14.20	139.34
FBBC First Bell Bancorp, Inc. of PA	15.00	4,758	71.4	15.50	13.26	14.60	2.74	2.11	7.53	1.22	1.17	14.16	14.16	180.35
FCAP First Capital, Inc. of IN	14.65	2,536	37.2	14.75	10.50	14.25	2.81	30.22	1.74	1.20	1.15	13.14	13.10	108.62
FDEF First Defiance Fin. Corp of OH	15.80	6,854	108.3	18.00	12.79	16.10	-1.86	15.41	3.95	1.99	1.01	16.20	14.27	165.25
FESX First Essex Bancorp, Inc of MA*	28.96	7,534	218.2	29.84	18.25	26.97	7.38	36.28	2.77	2.24	2.12	16.62	14.40	211.35
FFBH First Fed. Bancshares of AR	23.80	3,051	72.6	24.25	19.15	23.38	1.80	18.64	3.48	1.58	1.48	22.77	22.77	219.25
FTFC First Fed. Capital Corp. of WI	17.50	20,201	353.5	17.50	12.75	16.25	7.69	28.39	11.46	1.41	0.61	9.52	8.29	134.53

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 8, 2002

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
FFKY	First Fed. Fin. Corp. of KY	18.50	3,758	69.5	19.49	13.50	18.48	0.11	21.79	10.38	1.78	1.78	15.15	12.81	162.45
FFBI	First Federal Bancshares of IL	16.43	2,243	36.9	17.43	14.25	16.10	2.05	8.16	-0.12	0.94	0.88	21.29	21.29	111.65
FFSX	First Federal Bankshares of IA	12.05	4,264	51.4	13.50	9.69	12.40	-2.82	16.09	-2.43	0.68	0.28	16.75	12.32	152.82
FFBZ	First Federal Bncrp, Inc of OH	7.10	3,161	22.4	7.70	4.75	6.86	3.50	36.80	18.33	0.83	0.73	6.51	6.50	72.58
FFCH	First Fin. Holdings Inc. of SC	27.00	13,395	361.7	27.62	17.75	27.34	-1.24	31.32	11.71	1.83	1.65	11.99	11.20	173.11
FFHS	First Franklin Corp. of OH	12.00	1,614	19.4	12.00	8.50	10.07	19.17	33.33	17.07	0.71	0.56	13.76	13.75	173.29
FGHC	First Georgia Hold., Inc of GA	3.80	7,714	29.3	6.24	1.86	3.81	-0.26	-5.00	-5.00	0.23	0.23	2.59	2.53	31.22
FFSL	First Independence Corp. of KS	14.35	940	13.5	14.85	12.50	14.35	0.00	10.38	2.43	2.36	1.63	15.47	15.47	161.17
FKAN	First Kansas Fin. Corp. of KS	14.00	1,026	14.4	15.25	13.25	14.30	-2.10	-2.64	-2.10	0.62	0.70	16.77	16.72	148.80
FKFS	First Keystone Fin., Inc of PA	15.32	2,041	31.3	15.32	11.50	14.47	5.87	33.22	9.43	1.23	1.19	14.81	14.81	246.07
CASH	First Midwest Fin., Inc. of IA	13.60	2,460	33.5	14.25	11.40	13.37	1.72	12.12	0.59	0.71	0.72	17.52	16.14	223.95
FMSB	First Mutual Bncshrs Inc of WA*	13.60	4,726	64.3	14.25	10.94	13.20	3.03	-2.86	0.74	1.46	1.12	11.00	11.00	143.54
FNFG	First Niagara MHC of NY (38.3)*	18.16	25,681	178.5	19.45	10.75	18.66	-2.68	55.35	7.90	0.83	0.81	10.15	7.00	111.29
FNFI	First Niles Fin., Inc. of OH	13.26	1,516	20.1	13.31	10.50	13.20	0.45	15.30	1.22	0.54	0.42	11.85	11.85	63.40
FPFC	First Place Fin. Corp. of OH	16.82	14,642	246.3	16.95	11.30	16.84	-0.12	41.58	6.79	1.16	0.96	13.01	11.57	113.29
FSFF	First SecurityFed Fin of IL	19.55	4,305	84.2	20.75	15.56	19.50	0.26	25.08	-2.25	1.50	1.49	17.14	17.11	98.38
FSLA	First Sentinal Bancorp of NJ	13.00	30,940	402.2	14.49	10.44	13.05	-0.38	14.94	3.83	0.82	0.81	7.44	7.26	69.13
FBNW	FirstBank NW Corp. of ID	18.24	1,453	26.5	18.40	13.00	18.25	-0.05	30.29	12.25	1.57	0.76	19.01	19.01	204.47
FFDB	FirstFed Bancorp, Inc. of AL	6.99	2,305	16.1	9.25	5.90	6.85	2.04	-15.27	3.56	0.57	0.57	7.97	7.53	79.62
FFBK	FloridaFirst Bancorp of FL	17.85	5,487	97.9	18.00	12.66	17.45	2.29	22.01	10.94	0.98	0.95	17.25	17.25	119.27
FFIC	Flushing Fin. Corp. of NY*	17.05	13,488	230.0	18.96	11.58	16.95	0.59	42.08	-4.21	1.11	1.09	9.89	9.60	110.29
FKKY	Frankfort First Bancorp of KY	17.23	1,246	21.5	17.85	13.38	17.20	0.17	21.94	-1.26	1.20	1.20	14.57	14.57	117.06
GUPB	GFSB Bancorp, Inc of Gallup NM	15.00	1,150	17.3	15.00	11.25	15.00	0.00	33.33	17.19	1.57	1.53	13.70	13.70	173.52
GSLA	GS Financial Corp. of LA	14.92	1,663	24.8	15.50	14.19	15.10	-1.19	1.15	-0.13	0.97	0.73	21.29	21.29	113.35
GBNK	Gaston Fed Bnp MHC of NC(42.1)	14.90	4,209	26.4	17.50	11.63	15.00	-0.67	24.17	-1.00	0.40	0.47	9.89	8.75	106.50
GCFC	Grand Central Fin. Corp. of OH	10.25	1,750	17.9	11.00	8.50	9.90	3.54	2.50	4.27	0.30	0.33	10.41	10.41	74.89
GTPS	Great American Bancorp of IL	21.05	867	18.3	23.37	14.06	21.03	0.10	32.06	-7.35	1.39	1.33	21.41	21.41	194.17
PEDE	Great Pee Dee Bancorp of SC	12.25	1,775	21.7	13.00	9.61	12.15	0.82	25.38	0.57	0.59	0.59	14.34	14.34	69.60
GAFC	Greater Atlant. Fin Corp of VA	6.19	3,007	18.6	6.70	3.00	6.20	-0.16	33.69	1.48	0.06	-1.24	7.14	6.71	134.36
GCBC	Green Co Bcrp MHC of NY (42.8)	19.00	2,005	16.4	19.75	9.15	18.75	1.33	85.37	26.25	0.61	0.61	12.68	12.68	98.44
GFED	Guaranty Fed Bancshares of MO	13.50	4,040	54.5	15.49	10.60	14.10	-4.26	4.81	1.50	0.94	0.65	12.47	12.46	101.02
HCBB	HCB Bancshares, Inc. of AR	14.30	1,779	25.4	14.95	8.56	14.48	-1.24	65.70	12.42	0.55	0.55	17.14	17.04	159.79
HFFC	HF Financial Corp. of SD	12.45	3,665	45.6	14.85	9.75	11.95	4.18	8.26	12.67	1.16	1.04	14.74	13.24	200.88
HFBA	HFB Financial Corp of KY	13.75	1,297	17.8	14.60	10.38	13.90	-1.08	15.74	2.23	1.12	1.04	16.17	16.02	173.51
HMNF	HMN Financial, Inc. of MN	15.71	4,396	69.1	17.15	13.27	15.60	0.71	7.38	1.42	1.24	0.90	16.41	15.39	163.62
HARB	Harbor Florida Bancshrs of FL	19.44	24,122	468.9	20.33	15.25	19.70	-1.32	24.38	14.35	1.02	1.00	9.33	9.19	77.05
HARL	Harleysville Svgs Fin Cp of PA	19.90	2,233	44.4	20.71	15.50	20.03	-0.65	24.37	12.68	1.80	1.74	15.64	15.64	257.05
HFFB	Harrodsburg 1st Fin Bcrp of KY	11.49	1,343	15.4	14.00	10.00	11.40	0.79	-4.25	4.64	0.51	0.51	16.61	16.34	101.67
HTHR	Hawthorne Fin. Corp. of CA	24.75	5,360	132.7	25.33	15.38	23.36	5.95	52.31	28.91	3.14	3.19	22.47	22.47	346.31
HMLK	Hemlock Fed. Fin. Corp. of IL	23.85	1,013	24.2	26.00	17.88	24.12	-1.12	32.06	-7.38	1.94	1.65	20.61	19.13	284.98
HFWA	Heritage Financial Corp of WA	12.47	7,704	96.1	12.55	9.65	12.50	-0.24	23.10	4.53	0.82	0.68	10.30	9.42	76.82
HCBC	High Country Bancorp of CO	17.00	913	15.5	17.50	14.25	17.00	0.00	13.79	-2.86	1.76	1.19	17.02	17.02	187.08
HIFS	Hingham Inst. for Sav. of MA*	25.60	2,047	52.4	27.00	18.25	25.20	1.59	39.28	8.02	2.49	2.44	16.38	16.38	188.66
HCFC	Home City Fin. Corp. of OH	11.30	791	8.9	13.76	10.30	11.30	0.00	2.73	-5.83	1.20	1.00	14.84	14.35	183.36
HOMF	Home Fed Bancorp of Seymour IN	20.56	4,451	91.5	23.60	15.79	21.15	-2.79	21.80	10.24	2.21	1.66	17.10	16.79	193.69
HWEN	Home Financial Bancorp of IN	3.98	1,357	5.4	4.63	3.44	3.99	-0.25	-0.50	-2.93	0.35	0.33	4.52	4.52	50.05
HLFC	Home Loan Financial Corp of OH	11.00	1,655	18.2	11.50	8.25	10.81	1.76	29.41	2.33	0.89	0.87	11.89	11.89	77.11
HSTD	Homestead Bancorp, Inc. of LA	9.60	939	9.0	9.84	9.03	9.69	-0.93	5.96	3.56	0.59	0.51	13.13	13.13	127.81
HFBC	HopFed Bancorp of KY	10.73	3,680	39.5	12.86	10.00	10.30	4.17	-12.41	-10.43	0.43	0.74	12.10	12.10	74.26
HRZB	Horizon Financial Corp. of WA*	12.88	8,623	111.1	13.00	8.91	12.95	-0.54	24.69	9.15	1.10	1.01	11.54	11.48	86.45
HCBK	Hudson Cty Bcp MHC of NJ(38.7)*	32.06	99,159	1,240.3	32.60	17.44	31.95	0.34	59.26	21.67	1.36	1.36	13.00	13.00	115.24
HRBT	Hudson River Bancorp Inc of NY	23.30	15,226	354.8	25.06	13.50	22.88	1.84	67.14	6.39	1.16	1.15	14.90	12.26	125.86
ITLA	ITLA Capital Corp of CA*	23.02	5,859	134.9	23.74	15.90	23.10	-0.35	15.79	9.83	3.10	3.10	23.54	23.53	257.43
ICBC	Independence Comm Bnk Cp of NY	27.75	58,373	1,619.9	28.85	15.38	27.46	1.06	62.00	21.92	1.47	1.46	15.08	11.76	130.62
IFSB	Independence FSB of DC	10.00	1,283	12.8	13.19	8.50	10.00	0.00	-11.11	5.26	0.13	-0.12	17.91	17.06	202.01

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 8, 2002

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
IPSW	Ipswich Bancshares, Inc. of MA(8)*	20.26	1,926	39.0	20.30	9.19	20.15	0.55	96.51	55.85	1.46	1.38	7.85	7.85	166.73
JXVL	Jacksonville Bancorp Inc of TX	22.00	1,823	40.1	22.00	16.50	21.35	3.04	21.35	10.00	2.31	2.30	19.95	19.95	214.30
JXSB	Jcksnville SB MHC of IL (45.6)	10.60	1,909	9.2	11.65	8.52	10.40	1.92	10.07	-3.20	-0.01	0.93	10.62	8.89	120.60
KFBI	Klamath First Bancorp of OR	13.60	6,829	92.9	15.22	11.91	13.38	1.64	-2.02	3.42	0.98	0.46	16.01	9.54	213.93
LSBX	LSB Corp of No. Andover MA*	12.45	4,380	54.5	14.00	9.81	12.45	0.00	5.42	-1.89	0.77	0.72	12.35	12.35	100.06
LSBI	LSB Fin. Corp. of Lafayette IN	16.90	1,379	23.3	17.00	12.21	16.44	2.80	33.81	4.00	1.57	1.24	16.96	16.96	203.74
LARL	Laurel Capital Group Inc of PA	19.15	1,941	37.2	20.00	15.75	19.10	0.26	16.91	2.13	1.70	1.67	13.74	13.74	131.51
LFED	Leeds Fed Bksr MHC of MD(27.3)(8)	31.90	4,538	39.5	32.35	13.10	31.75	0.47	140.75	1.24	0.53	0.53	11.40	11.40	92.62
LXMO	Lexington B&L Fin. Corp. of MO	13.40	765	10.3	13.50	12.05	13.25	1.13	4.04	8.06	0.78	0.70	18.97	17.94	185.80
LIBB	Liberty Bancrp MHC of NJ(36.7)	18.00	3,267	21.6	18.26	8.80	17.45	3.15	97.15	38.46	0.27	0.27	9.45	9.45	103.40
LFCO	Life Financial Corp of CA(8)	3.00	1,334	4.0	4.40	0.80	3.20	-6.25	-12.79	46.34	-3.99	-4.31	7.38	7.38	203.54
LNCB	Lincoln Bancorp of IN	17.11	5,155	88.2	18.25	12.50	17.25	-0.81	34.20	-3.88	0.79	0.70	16.73	16.26	95.57
LOGN	Logansport Fin. Corp. of IN	16.75	1,035	17.3	17.50	11.25	16.90	-0.89	36.73	11.67	1.35	1.35	16.81	16.81	133.40
MAFB	MAF Bancorp, Inc. of IL	33.21	22,983	763.3	33.46	24.30	32.27	2.91	22.14	12.58	2.59	2.31	18.97	14.37	243.44
MFBC	MFB Corp. of Mishawaka IN	21.50	1,340	28.8	21.87	18.00	21.25	1.18	16.22	6.97	2.20	1.51	26.13	26.13	308.11
MSBF	MSB Financial, Inc of MI	12.35	1,249	15.4	12.85	8.25	12.75	-3.14	25.00	15.42	1.32	0.94	12.64	12.64	73.19
MASB	MassBank Corp. of Reading MA*	45.64	3,147	143.6	46.39	32.00	42.00	8.67	41.52	27.49	3.42	2.50	36.51	36.17	308.60
MTXC	Matrix Bancorp, Inc. of CO	11.00	6,485	71.3	11.75	8.60	10.80	1.85	22.22	4.76	0.85	1.08	10.30	10.30	235.86
MFLR	Mayflower Co-Op. Bank of MA*	14.02	1,352	19.0	14.80	10.13	13.55	3.47	27.45	0.43	1.00	0.92	10.39	10.29	124.50
MDBK	Medford Bancorp, Inc. of MA*	24.65	7,734	190.6	24.99	17.25	24.70	-0.20	32.81	16.49	1.78	1.60	14.43	14.23	182.67
METF	Metropolitan Fin. Corp. of OH	2.75	8,121	22.3	4.25	2.28	2.75	0.00	-34.37	-9.84	-0.24	-0.91	5.65	5.33	194.34
MBBC	Monterey Bay Bancorp of CA	16.20	3,456	56.0	17.50	9.50	16.19	0.06	54.29	4.52	1.09	1.04	14.51	14.08	155.50
MFSF	MutualFirst Fin. Inc. of IN	16.65	6,694	111.5	16.69	13.88	16.50	0.91	14.83	10.26	1.21	1.07	16.39	16.24	115.07
MYST	Mystic Fin., Inc of Medford MA*	15.90	1,626	25.9	16.25	13.32	15.35	3.58	8.68	14.64	0.66	1.02	15.86	15.86	191.39
NASB	NASB Fin, Inc. of Grandview MO	18.50	8,496	157.2	18.60	11.88	17.95	3.06	48.00	17.68	2.18	0.99	11.70	11.56	116.84
NHTB	NH Thrift Bancshares of NH	16.35	1,923	31.4	16.90	12.00	16.00	2.19	23.40	4.47	1.20	1.05	14.90	8.46	256.55
NYCB	New York Community Bcrp of NY*	28.06	101,845	2,857.8	31.63	16.25	29.45	-4.72	60.89	22.69	1.03	0.95	9.65	3.04	90.38
NMIL	Newmil Bancorp, Inc. of CT*	17.70	4,391	77.7	18.15	11.08	17.50	1.14	52.19	20.82	1.28	1.22	11.52	9.40	138.24
NBSI	North Bancshares of Chicago IL	12.50	1,157	14.5	14.50	9.75	12.50	0.00	19.05	-3.85	0.42	0.38	11.66	11.66	117.81
FFFD	North Central Bancshares of IA	23.11	1,771	40.9	23.54	19.50	22.55	2.48	14.80	12.24	2.41	2.41	20.59	17.72	214.81
NEIB	Northeast Indiana Bncrp of IN	13.65	1,551	21.2	13.95	10.43	13.01	4.92	25.46	9.20	1.27	1.19	16.94	16.94	153.70
NWSB	Northwest Bcrp MHC of PA(25.4)	11.88	47,489	143.4	12.24	8.75	12.06	-1.49	25.05	3.85	0.67	0.61	6.16	4.67	86.78
OCFC	OceanFirst Fin. Corp of NJ	27.85	9,861	274.6	27.85	21.00	27.53	1.16	26.59	15.27	1.84	1.58	14.88	14.70	178.85
ONFC	Oneida Fincl MHC of NY (43.1)	21.30	3,370	30.9	23.00	12.25	21.30	0.00	63.85	-3.62	0.89	0.81	13.36	11.95	104.66
OTFC	Oregon Trail Fin. Corp. of OR	18.31	2,980	54.6	18.63	13.94	18.30	0.05	27.95	4.33	1.50	1.58	17.30	17.28	133.96
PBNC	PFS Bancorp Inc of IN	13.90	1,521	21.1	14.40	10.00	13.85	0.36	39.00	2.21	0.60	0.68	17.35	17.35	82.18
PHSB	PHSB Financial Corp of PA	14.00	3,497	49.0	14.24	8.59	13.46	4.01	52.67	17.15	0.64	0.62	15.11	15.11	90.19
PVFC	PVF Capital Corp. of OH	10.75	5,224	56.2	14.50	8.41	10.60	1.42	27.82	-3.15	1.32	1.06	9.71	9.71	133.12
PBCI	Pamrapo Bancorp, Inc. of NJ	26.94	2,577	69.4	27.25	20.31	26.70	0.90	19.73	3.62	1.94	1.94	18.44	18.44	209.41
PFED	Park Bancorp of Chicago IL	18.56	1,231	22.8	19.90	15.13	18.56	0.00	20.68	4.50	1.36	1.19	22.20	22.20	197.91
PVSA	Parkvale Financial Corp of PA	24.45	5,668	138.6	25.50	20.88	23.50	4.04	2.13	12.62	2.46	2.32	17.46	17.42	248.70
PBHC	Pathfinder BC MHC of NY (39.3)*	13.00	2,601	13.3	14.15	5.50	13.40	-2.99	116.67	-1.89	0.62	0.46	8.53	7.63	93.95
PFSB	PennFed Fin. Services of NJ	23.95	7,486	179.3	25.17	18.25	24.67	-2.92	26.05	-3.43	1.79	1.78	15.35	14.55	241.42
PFDC	Peoples Bancorp of Auburn IN	16.25	3,496	56.8	17.00	14.50	16.40	-0.91	10.17	0.93	1.40	1.34	16.73	15.82	140.56
PBCT	Peoples Bank, MHC of CT (40.7)*	23.35	61,510	584.9	27.82	20.66	23.01	1.48	-14.72	9.83	1.23	0.56	15.20	13.32	193.31
PCBI	Peoples Community Bcrp. of OH	20.43	2,484	50.7	20.80	13.00	19.15	6.68	38.51	-1.30	1.02	0.18	15.95	14.80	183.00
PFFC	Peoples Financial Corp. of OH(8)	12.12	1,234	15.0	12.30	5.75	12.12	0.00	89.97	0.75	0.37	0.17	8.42	8.42	86.01
PSFC	Peoples Sidney Fin. Corp of OH	10.75	1,481	15.9	11.00	8.56	11.00	-2.27	25.58	3.37	0.48	0.43	11.50	11.50	92.63
PHFC	Pittsburgh Home Fin Corp of PA	12.14	1,409	17.1	13.15	10.51	12.14	0.00	5.57	8.78	0.33	0.32	15.14	15.02	295.83
PFSL	Pocahontas Bancorp, Inc. of AR	9.70	4,469	43.3	10.30	6.75	10.20	-4.90	39.77	12.14	0.40	0.71	10.04	6.69	107.86
PORT	Port Fin. Corp of Brighton MA	32.08	5,804	186.2	32.50	17.75	32.15	-0.22	66.65	23.05	1.79	1.86	21.26	21.26	196.11
PTRS	Potters Financial Corp. of OH(8)	21.90	999	21.9	22.05	12.00	21.84	0.27	59.27	0.46	1.65	1.72	13.27	13.27	147.12
PRBC	Prestige Bancorp, Inc. of PA(8)	13.47	1,059	14.3	13.64	8.00	13.44	0.22	50.84	48.02	-1.94	-2.26	11.41	11.41	186.82
PFNC	Progress Financial Corp. of PA	8.51	5,734	48.8	8.75	5.60	8.31	2.41	3.91	13.47	0.09	-0.12	8.82	8.82	148.48
PBCP	Provident Bcp MHC of NY (45.2)	27.34	8,041	99.5	29.77	17.00	27.63	-1.05	57.31	-6.37	1.01	0.96	12.96	12.96	111.22

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 8, 2002

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
PROV Provident Fin. Holdings of CA	27.39	3,716	101.8	27.50	17.00	27.10	1.07	36.07	5.35	2.64	0.84	26.98	26.97	285.73
PLSK Pulaski Bncp MHC of NJ (41.8)(8)	32.50	1,921	26.1	32.55	10.88	32.42	0.25	192.00	28.46	0.54	0.66	12.99	12.99	123.68
PULB Pulaski Fin Cp of St. Louis MO	19.65	2,800	55.0	20.40	10.00	20.00	-1.75	87.14	24.76	1.35	0.78	11.12	11.12	114.03
QCBC Quaker City Bancorp, Inc of CA	31.75	5,220	165.7	33.50	22.88	31.70	0.16	34.36	6.37	3.48	3.42	22.27	22.16	268.13
RIVR River Valley Bancorp of IN	24.00	806	19.3	28.35	16.02	23.20	3.45	42.18	15.94	2.25	1.92	21.71	21.67	230.91
RVSB Riverview Bancorp, Inc. of WA	12.70	4,487	57.0	12.70	9.25	12.50	1.60	31.06	4.53	1.03	0.78	11.97	11.80	88.26
ROME Rome Bncp Inc MHC of NY (41.6)*	18.50	2,949	22.8	18.50	12.75	18.00	2.78	45.10	8.82	0.78	0.77	12.33	12.33	83.91
RSLN Roslyn Bancorp, Inc. of NY*	19.75	87,116	1,720.5	22.43	14.13	20.37	-3.04	21.24	12.86	1.28	1.30	6.53	6.52	100.29
SCFS Seacoast Fin Serv Corp of MA*	18.72	24,319	455.3	19.45	12.88	19.02	-1.58	25.30	9.15	1.27	1.27	12.57	11.08	137.65
SFBI Security Financial Bcrp of IN	20.15	1,920	38.7	20.75	16.25	20.05	0.50	22.12	-0.25	0.55	0.60	19.30	19.30	103.64
SKBO Skibo Fin Corp MHC of PA(39.4)	12.94	3,130	15.9	13.50	7.20	12.94	0.00	52.24	23.24	0.23	0.23	7.87	7.87	49.18
SOBI Sobieski Bancorp of S. Bend IN	14.80	672	9.9	15.27	12.38	14.25	3.86	19.55	7.64	1.06	0.84	20.04	20.04	202.49
SFFS Sound Fed Bp MHC of NY (41.1)	15.20	4,767	29.7	15.45	9.81	15.25	-0.33	53.85	16.48	0.99	0.99	12.60	9.67	124.01
SSFC South Street Fin. Corp. of NC*	7.00	3,115	21.8	8.00	6.01	6.98	0.29	9.72	2.94	0.29	0.29	7.60	7.60	68.64
SMBC Southern Missouri Bncrp of MO	17.09	1,212	20.7	17.10	13.00	17.10	-0.06	27.16	5.49	1.44	1.44	19.30	16.42	210.09
STFR St. Francis Cap. Corp. of WI	22.89	9,183	210.2	23.50	17.69	22.25	2.88	27.17	-1.04	2.14	1.47	17.86	16.40	239.54
SFFC StateFed Financial Corp. of IA	10.00	1,280	12.8	11.75	7.80	9.93	0.70	-2.44	-2.44	0.58	0.58	11.32	11.32	76.75
STSA Sterling Financial Corp. of WA	20.00	10,545	210.9	20.00	10.80	18.80	6.38	56.49	37.46	1.54	1.37	15.71	11.48	288.15
SUFI Superior Financial Corp of AR	15.50	8,863	137.4	17.62	12.63	15.30	1.31	6.90	-0.96	1.45	1.36	14.21	7.76	188.15
THRD TF Fin. Corp. of Newtown PA	22.40	2,718	60.9	23.75	16.45	22.39	0.04	25.28	6.16	2.11	2.51	21.33	19.45	261.66
THTL Thistle Group Holdings of PA	12.01	6,730	80.8	12.33	7.50	12.05	-0.33	31.54	22.55	0.65	0.51	13.09	11.92	107.51
TSBK Timberland Bancorp, Inc. of WA	15.75	4,460	70.2	16.31	13.19	15.40	2.27	18.87	1.61	1.26	1.20	15.98	15.98	85.29
TRYF Troy Financial Corp of Troy NY	28.13	9,770	274.8	28.37	14.06	27.38	2.74	87.53	13.43	1.12	1.10	16.97	13.77	113.21
UCBC Union Community Bancorp of IN	14.49	2,100	30.4	15.20	12.40	14.49	0.00	7.33	4.24	0.88	0.88	16.07	16.07	67.81
UFBS Union Fin Bancshares Inc of SC	10.75	1,928	20.7	11.50	9.00	11.00	-2.27	19.44	2.38	0.71	0.63	12.66	9.48	154.04
UCFC United Community Fin. of OH	7.77	35,668	277.1	8.87	6.18	7.72	0.65	13.60	7.92	0.44	0.35	7.34	6.61	54.52
UPFC United PanAm Fin. Corp of CA(8)	5.00	15,571	77.9	6.21	1.13	4.78	4.60	342.48	3.09	0.50	0.45	4.86	4.86	44.29
UTBI United Tenn. Bancshares of TN	9.70	1,344	13.0	9.70	8.00	9.20	5.43	4.86	15.34	0.68	0.69	10.35	9.63	76.11
WHGB WHG Bancshrs of Lutherville MD(8)	14.00	1,285	18.0	14.05	10.25	13.96	0.29	33.33	0.00	0.31	0.31	13.18	13.18	127.54
WSFS WSFS Financial Corp. of DE*	17.60	9,146	161.0	18.55	11.88	17.40	1.15	29.79	1.44	1.87	0.71	10.93	10.83	209.15
WVFC WVS Financial Corp. of PA	15.95	2,724	43.4	17.45	12.38	16.00	-0.31	27.60	0.82	1.80	1.80	10.92	10.92	149.26
WRNB Warren Bancorp of Peabody MA*	12.10	7,383	89.3	12.15	7.88	10.50	15.24	47.74	28.04	0.96	0.89	5.75	5.75	62.80
WSBI Warwick Community Bncrp of NY*	24.23	4,992	121.0	24.25	14.05	22.89	5.85	56.32	15.88	1.19	1.17	14.82	14.26	161.60
WFSL Washington Federal, Inc. of WA	25.27	63,417	1,602.5	26.35	19.46	25.99	-2.77	3.65	7.81	1.96	1.94	13.88	13.31	110.25
WAYN Wayne Svgs Bks MHC of OH(47.5)(8)	19.50	2,569	23.8	23.00	10.26	21.00	-7.14	25.81	19.63	0.66	0.54	10.03	9.92	129.30
WYPT Waypoint Financial Corp of PA	16.42	39,177	643.3	16.50	9.90	16.35	0.43	58.19	8.89	1.00	0.88	12.41	12.06	137.17
WCFB Wbstr Cty Fed MHC of IA (38.4)	16.25	1,868	11.7	17.00	13.75	16.40	-0.91	12.07	1.56	0.60	0.60	11.33	11.33	51.80
WBST Webster Financial Corp. of CT	35.76	49,149	1,757.6	37.10	25.50	35.55	0.59	24.12	13.42	2.71	2.69	20.48	13.97	241.25
WEFC Wells Fin. Corp. of Wells MN	19.50	1,165	22.7	21.55	16.41	20.00	-2.50	10.61	4.17	2.87	2.22	20.23	20.23	197.78
WEBK West Essex Bp MHC of NJ (40.2)	19.22	4,921	38.0	19.50	10.00	19.48	-1.33	86.60	26.03	0.62	0.62	10.35	9.64	75.34
WOFC Western Ohio Fin. Corp. of OH	19.75	1,815	35.8	19.85	16.78	19.40	1.80	7.86	5.33	1.03	0.94	23.43	23.43	185.63
WGBC Willow Grv Bcp MHC of PA(43.0)(8)	21.81	4,941	46.3	22.10	11.62	21.10	3.36	81.75	13.36	0.57	0.46	12.72	12.49	130.27
YFCB Yonkers Fin Corp of Yonkers NY(8)	28.80	2,324	66.9	29.00	16.25	28.80	0.00	60.00	0.52	1.13	1.44	17.94	17.94	248.98

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of March 8, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(194)	10.30	9.86	0.79	8.39	7.02	0.68	6.97	0.76	138.01	0.93	14.08	112.82	11.25	120.21	15.58	0.40	2.44	31.35
NYSE Traded Companies(11)	7.91	7.09	0.75	13.53	7.18	0.46	8.71	0.69	287.97	1.42	12.01	168.26	13.02	186.19	13.74	0.28	1.06	19.91
AMEX Traded Companies(17)	9.95	9.68	0.72	7.58	6.97	0.61	6.21	0.41	192.75	0.91	13.57	101.14	9.84	105.33	15.48	0.47	2.70	30.62
NASDAQ Listed OTC Companies(166)	10.50	10.07	0.80	8.12	7.01	0.70	6.93	0.80	127.61	0.90	14.27	110.20	11.28	117.62	15.71	0.40	2.51	32.24
California Companies(13)	7.44	7.27	0.94	13.69	9.14	0.85	12.53	0.49	333.60	1.27	11.51	138.83	10.13	144.63	12.09	0.18	0.67	8.71
Florida Companies(9)	10.85	10.58	0.55	6.76	4.36	0.31	5.10	0.64	164.64	1.18	17.55	140.10	15.38	144.59	17.92	0.22	1.20	20.19
Mid-Atlantic Companies(37)	8.57	7.99	0.72	8.51	6.64	0.66	7.70	0.48	168.78	0.96	14.33	123.12	10.64	130.26	15.43	0.42	2.33	31.18
Mid-West Companies(91)	11.15	10.73	0.82	7.94	7.10	0.68	6.07	0.94	99.77	0.82	14.36	103.79	11.26	110.63	15.90	0.43	2.80	34.99
New England Companies(7)	8.44	7.47	0.81	9.48	7.38	0.69	7.69	0.19	363.68	1.17	13.91	127.55	10.89	155.63	15.46	0.58	2.31	31.38
North-West Companies(9)	12.55	11.85	1.04	8.41	7.49	0.89	6.97	0.73	172.52	0.94	13.63	110.68	13.60	124.59	18.26	0.45	2.79	38.59
South-East Companies(21)	10.92	10.69	0.75	7.30	6.57	0.66	6.55	0.83	86.65	0.86	13.79	107.87	11.11	110.91	15.76	0.34	2.59	35.41
South-West Companies(4)	7.38	6.89	0.79	11.17	9.02	0.76	10.68	0.91	60.85	0.71	12.32	114.91	8.27	126.43	9.71	0.35	1.61	15.41
Western Companies (Excl CA)(3)	10.87	10.75	0.54	6.59	6.54	0.46	6.29	1.10	94.36	2.17	11.30	96.59	9.89	97.13	12.24	0.33	2.11	14.20
Thrift Strategy(179)	10.50	10.11	0.80	8.17	7.01	0.70	6.81	0.76	139.50	0.90	14.20	109.78	11.22	116.18	15.66	0.40	2.51	31.96
Mortgage Banker Strategy(9)	7.01	5.71	0.68	10.50	7.00	0.59	9.32	0.73	126.75	1.09	13.66	145.61	10.16	172.44	15.36	0.28	1.22	23.15
Real Estate Strategy(2)	7.52	7.51	0.95	13.03	10.99	0.68	9.46	0.90	38.58	0.52	9.23	113.34	8.53	113.62	13.24	0.34	3.28	30.84
Diversified Strategy(4)	10.18	9.55	0.53	10.84	5.63	0.06	7.28	0.64	104.54	2.02	12.30	168.07	16.31	190.11	13.73	0.41	1.52	25.77
Companies Issuing Dividends(167)	10.40	9.95	0.83	8.70	7.32	0.74	7.48	0.74	131.20	0.86	14.03	113.96	11.43	121.66	15.63	0.45	2.78	35.71
Companies Without Dividends(27)	9.53	9.23	0.50	6.22	4.92	0.27	3.43	0.96	188.55	1.40	14.54	104.77	10.02	110.06	14.92	0.00	0.00	0.00
Equity/Assets <6%(16)	5.10	4.54	0.45	9.27	6.01	0.22	3.83	0.96	117.62	1.35	12.19	119.82	6.19	139.25	13.50	0.20	1.04	11.44
Equity/Assets 6-12%(131)	8.86	8.37	0.79	9.24	7.60	0.69	8.02	0.77	147.57	0.91	13.16	116.39	10.19	124.24	14.66	0.42	2.46	31.06
Equity/Assets >12%(47)	15.85	15.60	0.90	5.83	5.80	0.80	5.18	0.70	118.70	0.85	17.18	100.92	15.77	103.23	18.56	0.40	2.84	39.73
Converted Last 3 Mths (no MHC)(1)	16.75	16.75	0.78	6.54	4.57	0.75	6.33	0.19	253.96	1.09	21.88	92.65	15.52	92.65	22.58	0.32	2.29	50.00
Actively Traded Companies(16)	7.69	6.68	1.01	13.53	7.77	0.93	12.48	0.71	132.19	0.93	12.60	167.50	12.95	194.19	14.79	0.52	2.10	28.01
Market Value Below $20 Million(46)	10.85	10.65	0.62	5.58	6.00	0.52	4.40	1.15	90.42	0.76	14.39	86.92	9.45	88.84	14.95	0.37	2.98	35.61
Holding Company Structure(191)	10.33	9.89	0.80	8.42	7.04	0.68	7.01	0.76	138.84	0.94	14.10	113.15	11.31	120.64	15.58	0.40	2.45	31.60
Assets Over $1 Billion(51)	8.31	7.47	0.85	11.18	7.06	0.70	8.86	0.61	198.44	1.21	13.50	146.82	12.35	164.94	15.56	0.38	1.76	26.27
Assets $500 Million-$1 Billion(37)	9.32	8.92	0.79	8.92	7.70	0.70	7.81	0.53	131.23	0.85	13.13	110.25	10.19	114.88	14.84	0.48	2.74	34.47
Assets $250-$500 Million(46)	10.57	10.24	0.77	7.47	6.95	0.66	6.07	0.65	132.14	0.86	14.69	103.83	10.89	109.36	16.21	0.38	2.40	31.90
Assets less than $250 Million(60)	12.52	12.35	0.76	6.24	6.62	0.67	5.45	1.16	87.99	0.78	14.74	90.23	11.19	91.71	15.57	0.38	2.91	34.19
Goodwill Companies(104)	9.38	8.60	0.78	8.77	6.85	0.67	7.35	0.64	161.25	0.93	14.10	118.17	10.86	131.53	15.80	0.41	2.46	33.50
Non-Goodwill Companies(89)	11.30	11.30	0.82	8.07	7.35	0.72	6.73	0.95	99.71	0.90	14.06	105.68	11.49	105.68	15.30	0.38	2.44	28.47
Acquirors of FSLIC Cases(7)	7.72	7.16	0.92	12.98	7.34	0.85	11.89	0.84	45.34	0.72	12.16	155.08	11.83	172.96	13.08	0.45	2.05	24.52

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 8, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(33)	9.51	8.87	0.91	10.14	6.78	0.89	9.66	0.35	253.40	1.10	15.22	152.65	14.11	158.62	16.18	0.50	2.46	35.39
NYSE Traded Companies(2)	8.71	7.27	-0.17	-0.95	-0.37	0.35	3.23	0.39	85.16	0.76	16.61	236.45	20.47	289.45	NM	0.70	2.22	35.71
AMEX Traded Companies(4)	9.55	9.29	0.90	10.26	8.33	0.92	10.75	0.55	168.54	1.18	12.38	119.35	11.02	121.47	12.19	0.38	2.08	26.00
NASDAQ Listed OTC Companies(27)	9.56	8.92	1.00	10.97	7.09	0.93	9.98	0.33	271.18	1.11	15.61	151.33	14.10	154.10	16.79	0.51	2.54	36.88
California Companies(1)	9.14	9.14	1.26	13.42	13.47	1.26	13.42	0.00	0.00	2.03	7.43	97.79	8.94	97.83	7.43	0.00	0.00	0.00
Mid-Atlantic Companies(9)	8.21	6.74	0.82	10.83	5.29	0.85	10.24	0.49	175.10	0.93	16.36	209.79	17.47	223.53	19.09	0.53	2.08	34.07
New England Companies(19)	9.70	9.30	0.94	10.06	7.02	0.90	9.73	0.31	293.36	1.16	15.10	137.51	13.16	144.82	15.46	0.54	2.56	37.96
North-West Companies(3)	11.86	11.84	1.07	9.54	8.42	0.95	8.17	0.11	587.16	1.25	12.58	110.53	12.80	110.72	13.93	0.40	2.79	35.32
South-East Companies(1)	11.07	11.07	0.45	3.79	4.14	0.45	3.79	0.30	66.41	0.26	24.14	92.11	10.20	92.11	24.14	0.40	5.71	0.00
Thrift Strategy(29)	9.84	9.15	0.87	9.15	6.58	0.87	9.05	0.34	260.57	1.05	15.61	144.17	13.95	149.64	16.08	0.50	2.45	35.65
Mortgage Banker Strategy(1)	6.51	6.50	1.35	18.52	6.48	1.37	18.81	0.53	88.37	1.10	15.43	302.45	19.69	302.91	15.19	0.50	2.53	39.06
Real Estate Strategy(1)	9.16	9.16	1.54	17.61	7.93	1.42	16.33	0.38	279.54	1.46	12.60	210.43	19.27	210.43	13.60	0.46	3.80	47.92
Diversified Strategy(2)	6.54	6.00	1.00	15.98	9.18	0.68	10.17	0.38	258.28	2.05	11.17	167.64	11.06	181.81	19.22	0.52	1.97	23.92
Companies Issuing Dividends(32)	9.52	8.86	0.90	10.03	6.56	0.88	9.53	0.35	253.40	1.06	15.48	154.42	14.28	160.64	16.48	0.52	2.54	36.61
Companies Without Dividends(1)	9.14	9.14	1.26	13.42	13.47	1.26	13.42	0.00	0.00	2.03	7.43	97.79	8.94	97.83	7.43	0.00	0.00	0.00
Equity/Assets <6%(4)	5.35	5.23	0.73	13.67	8.92	0.56	10.45	0.51	184.32	1.75	11.68	144.59	7.74	147.83	17.60	0.29	1.86	22.96
Equity/Assets 6-12%(24)	8.90	8.11	0.91	10.42	6.59	0.90	10.24	0.35	235.13	0.99	15.51	162.43	14.32	170.09	15.84	0.53	2.44	34.66
Equity/Assets >12%(5)	14.91	14.69	1.07	6.68	6.42	1.01	6.39	0.19	419.92	1.31	16.01	110.54	16.94	112.32	16.80	0.51	2.93	46.05
Actively Traded Companies(8)	10.01	9.78	1.10	11.66	7.56	1.00	10.65	0.17	449.84	1.13	13.58	146.00	14.11	150.81	15.13	0.65	2.90	38.71
Market Value Below $20 Million(2)	9.96	9.92	0.95	9.22	7.44	0.83	8.13	0.00	0.00	1.10	13.47	126.57	12.47	127.23	15.29	0.54	3.23	44.12
Holding Company Structure(30)	9.66	8.96	0.90	9.89	6.55	0.88	9.44	0.29	263.35	1.10	15.64	154.55	14.44	161.01	16.61	0.49	2.39	35.18
Assets Over $1 Billion(14)	9.68	8.45	0.94	10.47	5.95	0.96	10.14	0.30	260.32	1.10	16.08	184.17	17.13	195.87	17.40	0.52	2.04	34.42
Assets $500 Million-$1 Billion(7)	10.00	9.66	0.94	9.54	7.36	0.82	8.20	0.24	313.09	1.14	14.34	129.28	12.52	136.55	16.38	0.55	2.59	36.27
Assets $250-$500 Million(9)	8.46	8.36	0.89	11.11	7.89	0.89	11.19	0.56	215.86	1.16	13.93	132.03	11.12	133.55	13.39	0.44	2.49	34.01
Assets less than $250 Million(3)	10.33	10.30	0.78	7.41	6.34	0.70	6.69	0.30	66.41	0.82	17.02	115.08	11.71	115.52	18.24	0.49	4.06	44.12
Goodwill Companies(22)	8.76	7.83	0.88	10.48	6.62	0.88	10.07	0.37	258.55	1.11	15.04	164.90	14.20	174.29	16.29	0.53	2.29	34.48
Non-Goodwill Companies(11)	11.15	11.15	0.99	9.38	7.14	0.92	8.75	0.29	235.89	1.07	15.62	125.72	13.92	125.72	15.96	0.44	2.86	37.51

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 8, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(21)	13.13	12.49	0.65	5.21	3.14	0.67	5.52	0.57	189.49	0.89	21.93	164.15	21.12	175.92	21.86	0.42	2.56	40.15
BIF-Insured Thrifts(7)	13.54	12.86	0.98	7.44	4.40	0.92	6.50	0.48	296.85	1.12	23.02	165.02	21.79	182.19	23.78	0.52	2.54	36.73
AMEX Traded Companies(2)	18.48	18.48	0.84	4.90	3.83	0.76	4.36	0.34	146.16	1.06	26.32	114.59	21.17	114.59	25.61	0.10	1.18	28.57
NASDAQ Listed OTC Companies(26)	12.78	12.06	0.74	5.95	3.48	0.74	5.94	0.56	222.23	0.95	21.84	168.94	21.33	183.49	22.31	0.48	2.68	40.65
Mid-Atlantic Companies(18)	11.82	11.14	0.74	6.37	3.62	0.71	6.06	0.48	211.36	0.88	22.04	176.90	20.28	192.17	23.72	0.40	2.37	44.19
Mid-West Companies(5)	13.00	12.14	0.70	4.99	3.40	0.87	6.95	0.99	110.88	0.50	22.42	136.84	18.17	149.30	20.38	0.59	3.51	51.54
New England Companies(3)	16.86	16.54	1.05	6.66	4.34	0.98	5.21	0.29	455.56	1.48	23.66	142.39	24.18	149.62	20.63	0.67	3.20	0.00
South-East Companies(2)	19.08	18.54	0.44	2.60	1.67	0.36	2.53	0.49	127.55	1.62	NM	158.84	31.10	168.66	NM	0.16	1.07	0.00
Thrift Strategy(27)	13.48	12.85	0.75	5.76	3.43	0.76	5.90	0.55	217.18	0.93	22.69	164.88	21.72	177.86	22.55	0.41	2.41	38.93
Diversified Strategy(1)	7.86	6.89	0.66	8.28	5.27	0.30	3.77	0.38	252.09	1.68	18.98	153.62	12.08	175.30	NM	1.36	5.82	0.00
Companies Issuing Dividends(26)	12.38	11.67	0.77	6.12	3.64	0.78	6.14	0.56	227.38	0.90	22.01	166.54	20.19	181.10	22.55	0.49	2.79	45.41
Companies Without Dividends(2)	22.82	22.82	0.51	3.02	2.08	0.33	2.19	0.41	132.63	1.62	28.50	140.93	33.74	140.93	NM	0.00	0.00	0.00
Equity/Assets 6-12%(17)	9.59	8.64	0.66	6.49	3.67	0.66	6.52	0.70	163.92	0.84	20.64	174.14	16.79	194.69	21.33	0.44	2.44	44.17
Equity/Assets >12%(11)	18.37	18.14	0.88	4.98	3.29	0.85	4.81	0.33	298.00	1.12	25.15	150.78	27.66	154.03	24.73	0.45	2.72	25.82
Market Value Below $20 Million(2)	14.49	13.78	0.49	2.37	2.02	0.85	6.61	3.02	16.89	0.95	24.14	107.08	15.93	116.79	18.50	0.25	2.60	57.14
Holding Company Structure(25)	12.97	12.34	0.81	6.26	3.73	0.79	6.04	0.43	232.89	0.87	22.69	167.87	21.07	181.16	23.40	0.43	2.51	41.92
Assets Over $1 Billion(7)	11.81	10.73	1.00	8.53	4.85	0.96	7.72	0.29	305.91	0.91	20.83	176.41	20.52	204.14	21.52	0.61	2.97	46.24
Assets $500 Million-$1 Billion(5)	16.86	16.27	0.70	5.59	3.59	0.59	5.07	0.32	205.11	1.34	23.64	153.36	26.08	162.50	21.92	0.17	0.83	16.97
Assets $250-$500 Million(8)	10.73	10.17	0.55	4.54	2.36	0.55	4.53	0.55	216.37	0.86	23.93	187.19	19.83	195.88	26.30	0.43	2.53	48.69
Assets less than $250 Million(8)	14.79	14.45	0.70	4.49	3.10	0.78	5.41	0.95	143.14	0.87	23.98	139.18	20.68	144.53	23.27	0.45	3.16	49.49
Goodwill Companies(12)	9.84	8.27	0.68	6.76	4.20	0.69	6.79	0.70	189.90	0.92	19.68	152.04	15.00	184.06	20.71	0.48	2.72	38.52
Non-Goodwill Companies(16)	15.69	15.69	0.80	5.22	3.01	0.78	5.11	0.42	242.83	0.99	24.86	173.24	25.83	173.24	24.38	0.42	2.44	39.15
MHC Institutions(28)	13.25	12.60	0.75	5.86	3.51	0.74	5.81	0.55	218.77	0.96	22.44	164.41	21.32	177.75	22.55	0.45	2.56	38.93
MHC Converted Last 3 Months(1)	16.77	16.77	0.70	4.96	3.51	0.59	4.17	0.34	146.16	0.94	28.50	114.83	19.26	114.83	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 8, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
	Financial Institution	(%)	(%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
BBX	BankAtlantic Bancorp of FL	9.40	8.54	0.71	10.55	5.17	0.74	10.91	NA	NA	NA	19.33	148.87	13.99	163.89	18.68	0.12	1.07	20.69
CF	Charter One Fin., Inc. of OH	7.67	6.75	1.41	18.63	7.10	1.21	15.87	0.64	104.54	1.00	14.08	240.61	18.45	273.28	16.53	0.80	2.55	35.87
CFB	Commercial Federal Corp. of NE	5.69	4.21	0.76	12.11	8.22	0.74	11.77	1.10	71.98	1.27	12.17	161.45	9.19	218.27	12.52	0.32	1.24	15.09
DSL	Downey Financial Corp. of CA	6.61	6.58	1.10	17.74	8.95	0.96	15.45	0.83	38.99	0.38	11.17	182.93	12.09	183.71	12.82	0.36	0.76	8.45
FED	FirstFed Financial Corp. of CA	6.89	6.62	1.10	16.94	11.32	1.09	16.76	0.17	936.37	1.84	8.83	136.48	9.40	142.07	8.92	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc of MI	4.25	4.25	0.94	25.93	13.34	-0.64	-17.55	NA	NA	0.71	7.50	162.42	6.91	162.42	NM	0.28	1.27	9.52
GSB	Golden State Bancorp of CA	4.55	3.41	0.68	17.33	10.07	0.60	15.26	NA	NA	1.25	9.93	158.43	7.21	211.05	11.27	0.40	1.33	13.25
GDW	Golden West Fin. Corp. of CA	7.31	7.31	1.42	20.26	8.21	1.38	19.68	NA	NA	0.63	12.18	231.14	16.91	231.14	12.54	0.29	0.46	5.54
GPT	GreenPoint Fin. Corp. of NY*	8.21	6.25	-1.59	-14.22	-6.77	0.55	4.92	NA	NA	0.80	NM	262.49	21.55	344.94	NM	1.00	2.29	NM
OCN	Ocwen Financial Corp. of FL	23.14	22.69	-0.58	-3.27	-2.40	-2.16	-12.28	NA	NA	3.53	NM	140.11	32.42	142.92	NM	0.00	0.00	NM
SOV	Sovereign Bancorp, Inc. of PA	6.14	2.22	0.12	1.97	1.21	0.57	9.62	NA	NA	1.30	NM	155.33	9.54	NM	16.99	0.10	0.75	62.50
SIB	Staten Island Bancorp of NY*	9.22	8.29	1.25	12.32	6.02	0.16	1.54	0.39	85.16	0.71	16.61	210.41	19.39	233.96	NM	0.40	2.15	35.71
WES	Westcorp of Irvine CA	5.37	5.36	0.61	10.66	7.76	0.59	10.25	NA	NA	2.28	12.88	133.11	7.14	133.20	13.40	0.44	2.19	28.21
AMEX Traded Companies																			
ANA	Acadiana Bancshares, Inc of LA	8.50	8.50	0.73	8.56	7.84	0.55	6.51	NA	NA	1.17	12.76	110.38	9.38	110.38	16.78	0.60	2.40	30.61
ANE	Alliance Bncp of New Eng of CT*	5.74	5.74	0.81	14.46	9.51	0.99	17.65	0.55	176.19	1.44	10.52	141.53	8.13	141.68	8.62	0.30	2.25	23.62
BYS	Bay State Bancorp, Inc. of MA	9.99	9.99	0.97	9.12	7.30	0.96	9.06	0.04	NA	1.00	13.70	126.80	12.67	126.80	13.79	0.72	1.78	24.32
BHL	Berkshire Hills Bancorp of MA*	13.50	12.47	0.87	5.96	6.33	0.99	6.78	NA	NA	1.38	15.79	101.25	13.67	109.59	13.89	0.48	2.19	34.53
BFD	BostonFed Bancorp, Inc. of MA	6.35	5.14	0.68	10.62	8.73	0.13	2.05	NA	NA	1.15	11.45	118.45	7.52	146.26	NM	0.60	2.41	27.65
CNY	Carver Bancorp, Inc. of NY	7.32	7.21	0.64	8.80	10.92	0.72	9.90	0.53	165.17	1.28	9.16	76.75	5.61	77.83	8.14	0.00	0.00	0.00
EFC	EFC Bancorp, Inc of Elgin IL	10.19	10.19	0.74	6.85	7.21	0.72	6.64	0.38	87.40	0.42	13.86	93.96	9.58	93.96	14.29	0.52	3.71	51.49
FCB	Falmouth Bancorp, Inc. of MA*	11.57	11.57	1.09	8.81	7.74	0.92	7.41	NA	NA	0.89	12.91	118.20	13.68	118.20	15.35	0.48	2.19	28.24
FAB	FirstFed America Bancorp of MA	7.14	7.08	0.72	10.74	9.08	0.57	8.51	0.17	493.47	1.55	11.01	111.79	7.98	112.78	13.89	0.56	2.57	28.28
GAF	GA Financial Corp., Inc. of PA	11.22	11.18	0.58	5.36	5.59	0.57	5.25	0.19	191.99	0.73	17.89	94.87	10.65	95.24	18.28	0.72	4.24	NM
GOV	Gouverneur Bcp MHC of NY(42.4)	20.18	20.18	0.99	4.83	4.14	0.93	4.56	NA	NA	1.17	24.14	114.34	23.07	114.34	25.61	0.20	2.37	57.14
KNK	Kankakee Bancorp, Inc. of IL	8.45	7.50	0.67	7.89	7.04	0.59	6.94	0.47	103.75	0.60	14.20	108.57	9.17	122.24	16.15	0.48	1.32	18.68
KYF	Kentucky First Bancorp of KY	15.91	15.91	1.04	6.31	6.51	1.04	6.31	0.27	107.87	0.52	15.35	96.45	15.35	96.45	15.35	0.64	4.90	NM
NBN	Northeast Bancorp of Auburn ME*	7.38	7.38	0.84	11.81	9.73	0.79	11.15	0.54	160.88	1.02	10.28	116.43	8.59	116.43	10.90	0.25	1.71	17.61
NEP	Northeast PA Fin. Corp of PA	9.06	7.58	0.61	6.33	6.13	0.55	5.70	0.68	86.68	0.96	16.32	105.02	9.52	125.64	18.13	0.44	2.70	44.00
PFB	PFF Bancorp, Inc. of Pomona CA	9.63	9.59	1.14	12.59	8.58	1.14	12.64	0.30	373.96	1.34	11.65	136.59	13.15	137.23	11.61	0.32	1.08	12.60
SZB	SouthFirst Bancshares of AL	9.36	8.99	-0.33	-3.41	-5.49	-0.43	-4.45	1.25	84.33	1.54	NM	65.58	6.14	68.24	NM	0.60	5.31	NM
SRN	Southern Banc Company of AL	17.09	17.05	0.53	3.03	4.64	0.51	2.91	0.15	78.57	0.33	21.54	64.00	10.94	64.15	22.40	0.35	3.13	67.31
TSH	Teche Hlding Cp of Franklin LA	10.43	10.43	1.04	9.69	9.61	1.03	9.60	0.33	208.15	0.93	10.40	98.77	10.30	98.77	10.50	0.50	2.30	23.92
WSB	Washington SB, FSB of Bowie MD	10.37	10.37	0.89	8.57	9.05	0.56	5.40	NA	NA	0.86	11.06	94.76	9.83	94.76	17.56	0.12	2.01	22.22
WFD	Westfield Finl MHC of MA (47.)*	16.77	16.77	0.70	4.96	3.51	0.59	4.17	0.34	146.16	0.94	28.50	114.83	19.26	114.83	NM	0.00	0.00	0.00
WFI	Winton Financial Corp. of OH	7.75	7.72	0.89	11.70	9.69	0.57	7.39	0.90	38.58	0.38	10.32	115.98	8.99	116.53	16.33	0.37	3.78	38.95
WRO	Woronoco Bancorp, Inc of MA	10.46	10.17	0.66	6.06	6.06	0.57	5.26	0.08	485.79	0.63	16.49	100.59	10.52	103.41	18.99	0.44	2.34	38.60
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	8.27	8.27	0.65	7.94	10.10	0.55	6.80	0.99	54.71	0.66	9.90	76.41	6.32	76.41	11.56	0.24	2.31	22.86
ASBP	ASB Financial Corp. of OH	10.81	10.81	0.86	8.23	7.30	0.82	7.81	0.76	62.60	0.63	13.71	109.30	11.81	109.30	14.45	0.48	4.49	61.54
ABBK	Abington Bancorp of MA*	5.09	4.79	0.44	9.06	6.61	0.34	7.07	0.51	138.47	NA	15.12	131.21	6.67	139.31	19.39	0.40	2.43	36.70
AABC	Access Anytime Bancorp of NM	7.31	6.21	0.37	4.85	4.89	0.25	3.28	0.70	69.22	0.60	20.45	94.68	6.92	111.44	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	8.67	8.67	0.82	8.80	10.37	0.62	6.71	1.35	35.10	0.58	9.65	81.18	7.04	81.18	12.65	0.48	3.19	30.77
ALLB	Alliance Bank MHC of PA (20.0)	9.19	9.19	0.65	6.95	2.30	0.65	6.95	1.92	40.08	1.42	NM	294.04	27.02	294.04	NM	0.36	1.22	52.94
ASBI	Ameriana Bancorp of IN	8.39	8.08	0.63	7.91	6.84	0.57	7.09	0.65	52.11	0.47	14.62	113.72	9.54	118.05	16.32	0.64	4.13	60.38
AMFH	American Fin. Holdings of CT*	20.78	20.78	1.51	6.51	5.08	1.28	5.52	0.23	254.31	0.89	19.67	142.69	29.65	142.69	23.17	0.72	2.63	51.80
ABCW	Anchor BanCorp Wisconsin of WI	7.25	6.70	0.99	13.94	6.50	0.83	11.76	0.36	248.10	1.16	15.38	188.33	13.66	203.94	18.22	0.33	1.68	25.78
ASFC	Astoria Financial Corp. of NY	6.58	5.77	0.96	14.35	7.97	0.97	14.41	0.18	205.18	0.68	12.55	182.42	12.01	208.26	12.50	0.68	2.27	28.45
BCSB	BCSB Bankcorp MHC of MD (36.0)	10.28	10.28	0.05	0.41	0.29	0.03	0.28	0.17	230.88	0.59	NM	142.86	14.69	142.86	NM	0.50	4.85	NM
BKMU	Bank Mutual Cp MHC of WI(49.6)	10.46	8.43	0.71	6.87	5.29	0.62	5.97	0.13	312.21	0.66	18.90	126.38	13.22	156.79	21.77	0.32	1.86	35.16

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 8, 2002

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
BKUNA BankUnited Fin. Corp. of FL	5.41	4.90	0.43	8.47	5.83	0.36	7.19	0.59	54.66	0.48	17.14	123.66	6.69	136.61	20.19	0.00	0.00	0.00
BFSB Bedford Bancshares, Inc. of VA	10.45	10.45	1.20	10.73	8.65	1.20	10.73	0.41	111.49	0.53	11.56	123.58	12.92	123.58	11.56	0.44	3.12	36.07
BFFC Big Foot Financial Corp. of IL	12.35	12.35	0.48	3.73	4.37	0.58	4.51	0.11	118.58	0.17	22.89	87.18	10.77	87.18	18.90	0.24	1.48	33.80
BRBI Blue River Bancshares of IN	9.32	7.68	-0.57	-6.13	-10.36	-0.56	-6.02	3.20	49.49	2.16	NM	60.31	5.62	73.14	NM	0.00	0.00	NM
BYFC Broadway Financial Corp. of CA	7.87	7.87	0.37	4.77	5.65	0.37	4.77	0.26	335.68	1.16	17.71	82.52	6.49	82.52	17.71	0.20	1.57	27.78
BRKL Brookline Bncp MHC of MA(43.4)*	25.95	25.95	1.79	6.75	4.26	2.04	7.69	0.14	968.42	1.83	23.50	158.72	41.19	158.72	20.63	0.64	3.78	NM
CBES CBES Bancorp, Inc. of MO	11.43	11.43	-0.43	-4.30	-5.33	-0.59	-5.89	7.42	21.16	2.27	NM	82.37	9.42	82.37	NM	0.32	2.34	NM
CITZ CFS Bancorp, Inc of Munster IN	10.68	10.68	0.67	5.91	6.08	0.73	6.42	0.94	51.07	0.86	16.44	107.24	11.45	107.24	15.15	0.36	2.67	43.90
CKFB CKF Bancorp of Danville KY	8.83	8.03	0.93	7.81	7.98	0.93	7.81	1.60	19.91	0.36	12.54	96.40	8.51	106.06	12.54	0.70	3.96	49.65
CAFI Camco Fin Corp of Cambridge OH	8.30	8.00	0.78	9.92	8.73	0.64	8.17	0.82	40.17	0.39	11.46	109.10	9.05	113.20	13.92	0.48	3.71	42.48
CFFN Capitol Fd Fn MHC of KS (35.1)	10.86	10.86	0.93	7.87	4.70	0.93	7.87	0.10	56.47	0.09	21.26	177.76	19.31	177.76	21.26	0.72	3.19	67.92
CAVB Cavalry Bancorp, Inc. of TN	11.27	11.27	0.48	4.27	2.15	0.48	4.27	NA	NA	1.58	NM	188.68	21.26	188.68	NM	0.20	1.54	71.43
CEBK Central Bncrp of Somerville MA*	8.99	8.46	0.60	6.78	5.64	0.54	6.14	0.03	NA	1.00	17.72	118.75	10.68	126.19	19.57	0.40	1.43	25.32
CHFN Charter Fincl MHC of GA (20.0)	28.87	28.87	0.31	1.09	0.65	0.06	0.22	0.47	119.10	2.30	NM	167.03	48.22	167.03	NM	0.00	0.00	0.00
CFSL Chesterfield Financial of IL	21.06	21.06	0.77	3.66	3.82	0.77	3.66	NA	NA	0.96	26.19	95.85	20.19	95.85	26.19	0.00	0.00	0.00
CTZN Citizens First Bancorp of MI	16.24	16.24	0.52	3.34	2.74	1.04	6.75	0.31	396.89	1.54	NM	110.21	17.90	110.21	18.06	0.32	1.75	64.00
CFSB Citizens First Fin Corp. of IL	9.07	9.07	0.62	6.78	7.55	0.49	5.34	2.86	24.85	0.84	13.25	88.97	8.07	88.97	16.81	0.28	1.54	20.44
CBSA Coastal Bancorp of Houston TX	5.00	4.16	0.65	15.91	10.24	0.65	15.91	1.13	52.47	0.82	9.77	145.22	7.26	174.53	9.77	0.48	1.48	14.50
CFCP Coastal Fin. Corp. of SC	7.50	7.50	1.23	17.51	9.63	1.15	16.34	1.20	78.71	1.45	10.39	172.51	12.94	172.51	11.13	0.20	2.14	22.22
CMSB Commonwealth Bancorp Inc of PA	8.39	6.99	0.76	8.74	5.61	0.81	9.33	0.66	119.83	1.08	17.83	164.04	13.76	196.85	16.70	0.56	2.36	42.11
CFFC Community Fin. Corp. of VA	10.24	10.22	1.00	10.07	10.10	0.94	9.46	0.58	NA	NA	9.90	98.37	10.08	98.63	10.53	0.32	2.79	27.59
CIBI Community Inv. Bncp, Inc of OH	10.64	10.64	1.03	10.21	10.34	1.05	10.40	NA	NA	0.54	9.67	95.53	10.17	95.53	9.49	0.30	2.93	28.30
CMSV Community Svgs Bcshrs of FL(8)	12.32	12.32	0.57	4.71	3.32	0.57	4.71	0.28	165.13	0.66	NM	138.62	17.08	138.62	NM	0.44	2.32	69.84
SBMC Connecticut Bancshares of CT*	9.62	8.28	0.70	5.56	4.19	0.90	7.13	0.32	196.16	1.06	23.86	129.83	12.49	150.94	18.63	0.52	1.91	45.61
COOP Cooperative Bancshares of NC	7.34	7.34	0.67	8.99	8.83	0.65	8.73	0.84	65.77	0.67	11.32	97.39	7.15	97.39	11.67	0.20	1.73	19.61
CRZY Crazy Woman Creek Bncorp of WY	19.15	18.78	0.26	1.29	1.55	0.27	1.35	0.25	178.29	0.76	NM	83.09	15.91	84.73	NM	0.48	3.38	NM
DCOM Dime Community Bancshars of NY*	8.77	6.68	1.15	13.60	5.98	1.15	13.60	0.18	309.72	0.75	16.71	213.33	18.71	280.09	16.71	0.60	1.98	33.15
DFBS Dutchfork Bancshares Inc of SC	13.40	13.40	1.52	10.19	13.21	0.49	3.29	NA	NA	0.84	7.57	82.89	11.10	82.89	23.44	0.00	0.00	0.00
ESBF ESB Financial Corp. of PA	6.60	6.01	0.58	9.76	8.63	0.58	9.76	0.30	137.77	0.95	11.59	100.53	6.63	110.29	11.59	0.40	3.52	40.82
EBSI Eagle Bancshares of Tucker GA	7.29	7.29	0.15	2.27	2.03	0.24	3.61	1.40	62.78	1.41	NM	106.71	7.78	106.71	NM	0.00	0.00	0.00
ESBK Elmira Svgs Bank, FSB of NY*	7.11	6.83	0.82	11.96	10.22	0.73	10.61	1.62	44.41	0.90	9.79	111.78	7.95	116.31	11.03	0.72	2.85	27.91
EFBC Empire Federal Bancorp of MT	19.55	19.55	0.86	3.91	5.24	0.69	3.13	1.75	15.81	0.48	19.07	74.25	14.51	74.25	23.83	0.46	3.22	61.33
EQSB Equitable Bank of Wheaton MD	5.95	5.95	0.59	10.63	7.80	0.53	9.54	NA	NA	0.23	12.81	128.49	7.65	128.49	14.28	0.00	0.00	0.00
EVRT Evertrust Fin. Grp, Inc. of WA*	14.57	14.57	0.88	4.94	5.98	0.87	4.89	NA	NA	1.51	16.73	96.33	14.03	96.33	16.89	0.44	2.58	43.14
FFDF FFD Financial Corp of Dover OH	12.10	12.10	0.96	7.69	8.49	0.84	6.71	NA	NA	0.60	11.77	90.98	11.01	90.98	13.49	0.38	3.16	37.25
FFLC FFLC Bancorp of Leesburg FL	7.78	7.78	0.82	10.17	8.00	0.82	10.17	0.28	187.62	0.62	12.50	122.36	9.53	122.36	12.50	0.56	2.55	31.82
FFWC FFW Corporation of Wabash IN	9.68	9.18	0.91	9.60	11.01	0.85	8.91	NA	NA	1.28	9.08	85.82	8.31	90.43	9.79	0.56	4.06	36.84
FMCO FMS Fin Corp. of Burlington NJ	5.40	5.40	0.60	10.95	8.10	0.56	10.27	NA	NA	1.24	12.35	128.70	6.95	128.70	13.16	0.12	1.20	14.81
FFHH FSF Financial Corp. of MN	8.12	7.08	0.92	10.64	10.71	0.44	5.11	0.68	49.02	0.47	9.34	96.80	7.86	111.01	19.44	1.00	5.25	49.02
FDTR Federal Trust Corp of FL	6.10	6.10	0.40	6.52	5.25	0.21	3.42	1.48	42.10	0.70	19.05	119.40	7.28	119.40	NM	0.00	0.00	0.00
FBCI Fidelity Bancorp of Chicago IL	7.24	7.24	0.91	12.74	10.00	0.76	10.66	0.26	76.65	0.31	10.00	123.27	8.92	123.27	11.95	0.35	1.79	17.86
FSBI Fidelity Bancorp, Inc. of PA	6.26	5.93	0.66	10.75	10.34	0.60	9.71	0.48	105.42	0.90	9.67	101.70	6.37	107.27	10.71	0.48	2.67	25.81
FFFL Fidelity Bankshares, Inc of FL	8.38	8.27	0.31	4.94	2.25	0.32	5.06	NA	NA	NA	NM	154.59	12.95	156.55	NM	0.40	2.31	NM
FFED Fidelity Fed. Bancorp of IN(8)	6.50	5.93	0.13	2.33	1.66	-0.43	-7.56	2.33	53.27	1.89	NM	123.59	8.03	135.39	NM	0.00	0.00	0.00
FLBC Finger Lakes Bancorp Inc of NY	10.70	10.70	0.55	5.11	5.23	0.43	3.95	0.22	206.46	0.85	19.12	99.18	10.61	99.18	24.77	0.24	2.20	42.11
FBTC First BancTrust Corp of IL	14.81	14.81	0.92	6.21	7.76	0.65	4.36	2.81	30.89	1.55	12.89	78.86	11.68	78.86	18.38	0.20	1.36	17.54
FBEI First Bancorp of Indiana of IN	17.22	15.99	0.68	3.72	5.11	0.51	2.79	0.19	208.33	0.65	19.56	75.74	13.05	81.60	26.08	0.30	2.26	44.12
FBSI First Bancshares, Inc. of MO	10.46	10.19	0.80	7.12	7.57	0.80	7.12	1.33	23.70	0.40	13.20	93.34	9.76	95.77	13.20	0.16	1.18	15.53
FBBC First Bell Bancorp, Inc. of PA	7.85	7.85	0.69	9.21	8.13	0.66	8.83	0.06	171.93	0.20	12.30	105.93	8.32	105.93	12.82	0.48	3.20	39.34
FCAP First Capital, Inc. of IN	12.10	12.06	1.18	9.58	8.19	1.13	9.18	0.26	154.06	0.56	12.21	111.49	13.49	111.83	12.74	0.52	3.55	43.33
FDEF First Defiance Fin. Corp of OH	9.80	8.64	1.27	13.02	12.59	0.64	6.61	0.31	286.04	1.88	7.94	97.53	9.56	110.72	15.64	0.52	3.29	26.13
FESX First Essex Bancorp, Inc of MA*	7.86	6.81	1.07	14.47	7.73	1.01	13.70	0.29	278.26	NA	12.93	174.25	13.70	201.11	13.66	0.88	3.04	39.29
FFBH First Fed. Bancshares of AR	10.39	10.39	0.72	6.74	6.64	0.67	6.31	0.38	25.90	0.14	15.06	104.52	10.86	104.52	16.08	0.48	2.02	30.38
FTFC First Fed. Capital Corp. of WI	7.08	6.16	1.14	17.69	8.06	0.49	7.65	0.31	117.17	0.54	12.41	183.82	13.01	211.10	28.69	0.48	2.74	34.04
FFKY First Fed. Fin. Corp. of KY	9.33	7.89	1.10	12.22	9.62	1.10	12.22	0.47	114.35	0.62	10.39	122.11	11.39	144.42	10.39	0.72	3.89	40.45
FFBI First Federal Bancshares of IL	19.07	19.07	0.85	4.45	5.72	0.80	4.17	0.40	50.99	0.45	17.48	77.17	14.72	77.17	18.67	0.32	1.95	34.04

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 8, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FFSX	First Federal Bankshares of IA	10.96	8.06	0.43	4.00	5.64	0.18	1.65	NA	NA	1.18	17.72	71.94	7.89	97.81	NM	0.32	2.66	47.06
FFBZ	First Federal Bncrp, Inc of OH	8.97	8.96	1.12	13.47	11.69	0.99	11.85	0.24	290.63	0.80	8.55	109.06	9.78	109.23	9.73	0.20	2.82	24.10
FFCH	First Fin. Holdings Inc. of SC	6.93	6.47	1.06	16.09	6.78	0.95	14.51	0.82	84.83	0.83	14.75	225.19	15.60	241.07	16.36	0.68	2.52	37.16
FFHS	First Franklin Corp. of OH	7.94	7.93	0.41	5.21	5.92	0.33	4.11	0.43	92.44	0.54	16.90	87.21	6.92	87.27	21.43	0.30	2.50	42.25
FGHC	First Georgia Hold., Inc of GA	8.30	8.10	0.73	9.09	6.05	0.73	9.09	1.99	46.83	1.14	16.52	146.72	12.17	150.20	16.52	0.10	2.63	43.48
FFSL	First Independence Corp. of KS	9.60	9.60	1.46	15.72	16.45	1.01	10.86	1.99	24.97	0.57	6.08	92.76	8.90	92.76	8.80	0.50	3.48	21.19
FKAN	First Kansas Fin. Corp. of KS	11.27	11.24	0.42	3.68	4.43	0.48	4.15	0.09	206.15	0.45	22.58	83.48	9.41	83.73	20.00	0.20	1.43	32.26
FKFS	First Keystone Fin., Inc of PA	6.02	6.02	0.51	8.36	8.03	0.50	8.09	0.54	84.63	0.89	12.46	103.44	6.23	103.44	12.87	0.36	2.35	29.27
CASH	First Midwest Fin., Inc. of IA	7.82	7.21	0.33	4.10	5.22	0.34	4.16	1.34	56.29	1.18	19.15	77.63	6.07	84.26	18.89	0.52	3.82	73.24
FMSB	First Mutual Bncshrs Inc of WA*	7.66	7.66	1.04	14.04	10.74	0.80	10.77	0.08	NA	1.23	9.32	123.64	9.47	123.64	12.14	0.28	2.06	19.18
FNFG	First Niagara MHC of NY (38.3)*	9.12	6.29	0.79	8.43	4.57	0.77	8.22	0.44	147.98	1.00	21.88	178.92	16.32	259.43	22.42	0.40	2.20	48.19
FNFI	First Niles Fin., Inc. of OH	18.69	18.69	0.92	4.44	4.07	0.71	3.46	1.52	46.40	1.68	24.56	111.90	20.91	111.90	NM	0.52	3.92	NM
FPFC	First Place Fin. Corp. of OH	11.48	10.21	1.04	8.69	6.90	0.86	7.19	0.86	61.62	0.91	14.50	129.29	14.85	145.38	17.52	0.50	2.97	43.10
FSFF	First SecurityFed Fin of IL	17.42	17.39	1.58	8.29	7.67	1.57	8.23	0.40	158.25	0.94	13.03	114.06	19.87	114.26	13.12	0.52	2.66	34.67
FSLA	First Sentinal Bancorp of NJ	10.76	10.50	1.25	11.19	6.31	1.23	11.05	0.09	683.87	1.03	15.85	174.73	18.81	179.06	16.05	0.30	2.31	36.59
FBNW	FirstBank NW Corp. of ID	9.30	9.30	0.80	8.25	8.61	0.39	3.99	0.53	150.22	1.44	11.62	95.95	8.92	95.95	24.00	0.48	2.63	30.57
FFDB	FirstFed Bancorp, Inc. of AL	10.01	9.46	0.75	6.64	8.15	0.75	6.64	1.99	17.75	0.57	12.26	87.70	8.78	92.83	12.26	0.28	4.01	49.12
FFBK	FloridaFirst Bancorp of FL	14.46	14.46	0.86	5.72	5.49	0.83	5.55	NA	NA	0.80	18.21	103.48	14.97	103.48	18.79	0.24	1.34	24.49
FFIC	Flushing Fin. Corp. of NY*	8.97	8.70	1.07	11.44	6.51	1.05	11.24	0.16	272.90	0.61	15.36	172.40	15.46	177.60	15.64	0.36	2.11	32.43
FKKY	Frankfort First Bancorp of KY	12.45	12.45	1.01	8.26	6.96	1.01	8.26	0.55	12.80	0.07	14.36	118.26	14.72	118.26	14.36	1.12	6.50	NM
GUPB	GFSB Bancorp, Inc of Gallup NM	7.90	7.90	0.93	12.07	10.47	0.90	11.76	NA	NA	NA	9.55	109.49	8.64	109.49	9.80	0.40	2.67	25.48
GSLA	GS Financial Corp. of LA	18.78	18.78	0.86	4.42	6.50	0.65	3.33	0.13	174.70	0.53	15.38	70.08	13.16	70.08	20.44	0.36	2.41	37.11
GBNK	Gaston Fed Bnp MHC of NC(42.1)	9.29	8.22	0.56	4.12	2.68	0.66	4.84	0.51	135.99	0.93	NM	150.66	13.99	170.29	NM	0.32	2.15	NM
GCFC	Grand Central Fin. Corp. of OH	13.90	13.90	0.38	2.92	2.93	0.42	3.21	0.34	68.14	0.39	NM	98.46	13.69	98.46	NM	0.36	3.51	NM
GTPS	Great American Bancorp of IL	11.03	11.03	0.73	6.24	6.60	0.70	5.97	0.23	268.73	0.71	15.14	98.32	10.84	98.32	15.83	0.44	2.09	31.65
PEDE	Great Pee Dee Bancorp of SC	20.60	20.60	0.91	4.15	4.82	0.91	4.15	1.18	54.20	0.77	20.76	85.43	17.60	85.43	20.76	0.50	4.08	NM
GAFC	Greater Atlant. Fin Corp of VA	5.31	4.99	0.05	0.85	0.97	-1.02	-17.66	0.08	295.67	0.50	NM	86.69	4.61	92.25	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (42.8)	12.88	12.88	0.67	4.89	3.21	0.67	4.89	0.35	141.45	0.80	NM	149.84	19.30	149.84	NM	0.56	2.95	NM
GFED	Guaranty Fed Bancshares of MO	12.34	12.33	0.96	7.57	6.96	0.67	5.24	0.87	73.41	0.78	14.36	108.26	13.36	108.35	20.77	0.50	3.70	53.19
HCBB	HCB Bancshares, Inc. of AR	10.73	10.66	0.34	3.11	3.85	0.34	3.11	1.39	36.94	1.11	26.00	83.43	8.95	83.92	26.00	0.28	1.96	50.91
HFFC	HF Financial Corp. of SD	7.34	6.59	0.56	8.07	9.32	0.50	7.23	0.99	90.04	1.26	10.73	84.46	6.20	94.03	11.97	0.44	3.53	37.93
HFBA	HFB Financial Corp of KY	9.32	9.23	0.67	7.13	8.15	0.62	6.62	NA	NA	0.55	12.28	85.03	7.92	85.83	13.22	0.40	2.91	35.71
HMNF	HMN Financial, Inc. of MN	10.03	9.41	0.75	7.75	7.89	0.55	5.63	0.52	97.90	0.78	12.67	95.73	9.60	102.08	17.46	0.56	3.56	45.16
HARB	Harbor Florida Bancshrs of FL	12.11	11.93	1.42	10.99	5.25	1.39	10.78	0.20	374.19	0.94	19.06	208.36	25.23	211.53	19.44	0.45	2.31	44.12
HARL	Harleysville Svgs Fin Cp of PA	6.08	6.08	0.74	12.02	9.05	0.71	11.62	0.03	NA	0.68	11.06	127.24	7.74	127.24	11.44	0.52	2.61	28.89
HFFB	Harrodsburg 1st Fin Bcrp of KY	16.34	16.07	0.55	2.91	4.44	0.55	2.91	0.75	37.77	0.38	22.53	69.18	11.30	70.32	22.53	0.60	5.22	NM
HTHR	Hawthorne Fin. Corp. of CA	6.49	6.49	0.93	14.99	12.69	0.94	15.23	1.43	115.55	1.76	7.88	110.15	7.15	110.15	7.76	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	7.23	6.71	0.70	9.81	8.13	0.60	8.34	NA	NA	NA	12.29	115.72	8.37	124.67	14.45	0.60	2.52	30.93
HFWA	Heritage Financial Corp of WA	13.41	12.26	1.09	7.73	6.58	0.90	6.41	0.61	161.62	1.16	15.21	121.07	16.23	132.38	18.34	0.44	3.53	53.66
HCBC	High Country Bancorp of CO	9.10	9.10	0.99	10.02	10.35	0.67	6.78	1.13	73.21	1.04	9.66	99.88	9.09	99.88	14.29	0.50	2.94	28.41
HIFS	Hingham Inst. for Sav. of MA*	8.68	8.68	1.41	16.10	9.73	1.38	15.77	NA	NA	0.88	10.28	156.29	13.57	156.29	10.49	0.60	2.34	24.10
HCFC	Home City Fin. Corp. of OH	8.09	7.83	0.73	8.09	10.62	0.61	6.74	1.11	32.20	0.45	9.42	76.15	6.16	78.75	11.30	0.44	3.89	36.67
HOMF	Home Fed Bancorp of Seymour IN	8.83	8.67	1.14	13.63	10.75	0.85	10.24	1.14	62.74	0.94	9.30	120.23	10.61	122.45	12.39	0.60	2.92	27.15
HWEN	Home Financial Bancorp of IN	9.03	9.03	0.71	7.54	8.79	0.67	7.11	2.65	24.11	0.80	11.37	88.05	7.95	88.05	12.06	0.12	3.02	34.29
HLFC	Home Loan Financial Corp of OH	15.42	15.42	1.19	7.42	8.09	1.16	7.25	0.73	51.18	0.44	12.36	92.51	14.27	92.51	12.64	0.48	4.36	53.93
HSTD	Homestead Bancorp, Inc. of LA	10.27	10.27	0.48	4.44	6.15	0.42	3.84	0.25	111.51	0.43	16.27	73.12	7.51	73.12	18.82	0.24	2.50	40.68
HFBC	HopFed Bancorp of KY	16.29	16.29	0.65	3.49	4.01	1.11	6.00	0.26	121.89	0.55	24.95	88.68	14.45	88.68	14.50	0.44	4.10	NM
HRZB	Horizon Financial Corp. of WA*	13.35	13.28	1.28	9.63	8.54	1.18	8.84	0.13	587.16	1.01	11.71	111.61	14.90	112.20	12.75	0.48	3.73	43.64
HCBK	Hudson Cty Bcp MHC of NJ(38.7)*	11.28	11.28	1.31	10.08	4.24	1.31	10.08	NA	NA	0.40	23.57	246.62	27.82	246.62	23.57	0.60	1.87	44.12
HRBT	Hudson River Bancorp Inc of NY	11.84	9.74	1.08	8.05	4.98	1.07	7.98	0.90	177.69	2.07	20.09	156.38	18.51	190.05	20.26	0.40	1.72	34.48
ITLA	ITLA Capital Corp of CA*	9.14	9.14	1.26	13.42	13.47	1.26	13.42	NA	NA	2.03	7.43	97.79	8.94	97.83	7.43	0.00	0.00	0.00
ICBC	Independence Comm Bnk Cp of NY	11.54	9.00	1.17	10.25	5.30	1.16	10.18	0.61	169.53	1.33	18.88	184.02	21.24	235.97	19.01	0.44	1.59	29.93
IFSB	Independence FSB of DC	8.87	8.45	0.06	0.73	1.30	-0.06	-0.67	0.90	21.43	0.55	NM	55.83	4.95	58.62	NM	0.30	3.00	NM
IPSW	Ipswich Bancshares, Inc. of MA(8)*	4.71	4.71	0.94	18.55	7.21	0.88	17.53	0.06	NA	1.04	13.88	258.09	12.15	258.09	14.68	0.48	2.37	32.88
JXVL	Jacksonville Bancorp Inc of TX	9.31	9.31	1.23	11.83	10.50	1.23	11.78	NA	NA	NA	9.52	110.28	10.27	110.28	9.57	0.50	2.27	21.65
JXSB	Jcksnville SB MHC of IL (45.6)	8.81	7.37	-0.01	-0.09	-0.09	0.77	8.66	3.02	16.89	0.73	NM	99.81	8.79	119.24	11.40	0.30	2.83	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 8, 2002

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
KFBI	Klamath First Bancorp of OR	7.48	4.46	0.56	5.97	7.21	0.27	2.80	0.08	699.57	1.19	13.88	84.95	6.36	142.56	29.57	0.52	3.82	53.06
LSBX	LSB Corp of No. Andover MA*	12.34	12.34	0.78	6.34	6.18	0.73	5.93	0.22	418.29	1.75	16.17	100.81	12.44	100.81	17.29	0.44	3.53	57.14
LSBI	LSB Fin. Corp. of Lafayette IN	8.32	8.32	0.76	9.56	9.29	0.60	7.55	NA	NA	NA	10.76	99.65	8.29	99.65	13.63	0.44	2.60	28.03
LARL	Laurel Capital Group Inc of PA	10.45	10.45	1.28	12.69	8.88	1.26	12.46	0.24	291.15	1.02	11.26	139.37	14.56	139.37	11.47	0.72	3.76	42.35
LFED	Leeds Fed Bksr MHC of MD(27.3)(8)	12.31	12.31	0.64	4.74	1.66	0.64	4.74	0.62	27.85	0.31	NM	279.82	34.44	279.82	NM	0.60	1.88	NM
LXMO	Lexington B&L Fin. Corp. of MO	10.21	9.66	0.48	4.13	5.82	0.43	3.71	0.67	75.87	0.98	17.18	70.64	7.21	74.69	19.14	0.30	2.24	38.46
LIBB	Liberty Bancrp MHC of NJ(36.7)	9.14	9.14	0.28	2.78	1.50	0.28	2.78	0.11	230.00	0.41	NM	190.48	17.41	190.48	NM	0.12	0.67	44.44
LFCO	Life Financial Corp of CA(8)	3.63	3.63	-1.82	-47.84	NM	-1.97	NM	7.01	24.59	2.20	NM	40.65	1.47	40.65	NM	0.00	0.00	NM
LNCB	Lincoln Bancorp of IN	17.51	17.01	0.81	4.61	4.62	0.72	4.09	0.34	160.19	0.75	21.66	102.27	17.90	105.23	24.44	0.40	2.34	50.63
LOGN	Logansport Fin. Corp. of IN	12.60	12.60	1.03	7.98	8.06	1.03	7.98	1.46	56.23	1.00	12.41	99.64	12.56	99.64	12.41	0.48	2.87	35.56
MAFB	MAF Bancorp, Inc. of IL	7.79	5.90	1.12	14.76	7.80	1.00	13.16	0.36	96.50	0.46	12.82	175.07	13.64	231.11	14.38	0.60	1.81	23.17
MFBC	MFB Corp. of Mishawaka IN	8.48	8.48	0.72	8.72	10.23	0.49	5.99	0.66	178.83	1.60	9.77	82.28	6.98	82.28	14.24	0.42	1.95	19.09
MSBF	MSB Financial, Inc of MI	17.27	17.27	1.77	10.95	10.69	1.26	7.80	1.70	40.58	0.77	9.36	97.71	16.87	97.71	13.14	0.40	3.24	30.30
MASB	MassBank Corp. of Reading MA*	11.83	11.72	1.12	9.61	7.49	0.82	7.02	0.07	410.40	0.80	13.35	125.01	14.79	126.18	18.26	1.32	2.89	38.60
MTXC	Matrix Bancorp, Inc. of CO	4.37	4.37	0.36	8.47	7.73	0.46	10.76	1.93	31.57	4.70	12.94	106.80	4.66	106.80	10.19	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.35	8.27	0.80	9.62	7.13	0.74	8.85	NA	NA	1.30	14.02	134.94	11.26	136.25	15.24	0.60	4.28	60.00
MDBK	Medford Bancorp, Inc. of MA*	7.90	7.79	1.01	12.77	7.22	0.91	11.48	0.07	725.41	1.04	13.85	170.82	13.49	173.23	15.41	0.60	2.43	33.71
METF	Metropolitan Fin. Corp. of OH	2.91	2.74	-0.12	-4.12	-8.73	-0.44	-15.64	1.90	57.49	1.63	NM	48.67	1.42	51.59	NM	0.00	0.00	NM
MBBC	Monterey Bay Bancorp of CA	9.33	9.05	0.73	7.99	6.73	0.70	7.62	0.42	295.96	1.41	14.86	111.65	10.42	115.06	15.58	0.00	0.00	0.00
MFSF	MutualFirst Fin. Inc. of IN	14.24	14.11	1.05	6.86	7.27	0.93	6.07	1.04	67.77	0.85	13.76	101.59	14.47	102.52	15.56	0.36	2.16	29.75
MYST	Mystic Fin., Inc of Medford MA*	8.29	8.29	0.37	3.82	4.15	0.56	5.91	NA	NA	0.85	24.09	100.25	8.31	100.25	15.59	0.32	2.01	48.48
NASB	NASB Fin, Inc. of Grandview MO	10.01	9.89	1.83	20.13	11.78	0.83	9.14	NA	NA	0.75	8.49	158.12	15.83	160.03	18.69	0.60	3.24	27.52
NHTB	NH Thrift Bancshares of NH	5.81	3.30	0.49	8.36	7.34	0.43	7.32	0.27	332.43	1.24	13.63	109.73	6.37	193.26	15.57	0.64	3.91	53.33
NYCB	New York Community Bcrp of NY*	10.68	3.36	1.64	18.29	3.67	1.51	16.87	0.19	228.21	0.75	27.24	290.78	31.05	NM	29.54	0.64	2.28	62.14
NMIL	Newmil Bancorp, Inc. of CT*	8.33	6.80	0.99	11.42	7.23	0.95	10.88	0.31	295.65	1.59	13.83	153.65	12.80	188.30	14.51	0.50	2.82	39.06
NBSI	North Bancshares of Chicago IL	9.90	9.90	0.35	3.73	3.36	0.32	3.37	NA	NA	0.32	29.76	107.20	10.61	107.20	NM	0.44	3.52	NM
FFFD	North Central Bancshares of IA	9.59	8.25	1.11	11.73	10.43	1.11	11.73	0.42	181.48	0.90	9.59	112.24	10.76	130.42	9.59	0.72	3.12	29.88
NEIB	Northeast Indiana Bncrp of IN	11.02	11.02	0.82	7.41	9.30	0.77	6.94	NA	NA	1.19	10.75	80.58	8.88	80.58	11.47	0.48	3.52	37.80
NWSB	Northwest Bcrp MHC of PA(25.4)	7.10	5.38	0.82	11.45	5.64	0.75	10.43	0.53	98.31	0.72	17.73	192.86	13.69	254.39	19.48	0.24	2.02	35.82
OCFC	OceanFirst Fin. Corp of NJ	8.32	8.22	1.06	11.89	6.61	0.91	10.21	0.36	163.96	0.79	15.14	187.16	15.57	189.46	17.63	0.96	3.45	52.17
ONFC	Oneida Fincl MHC of NY (43.1)	12.77	11.42	0.89	6.90	4.18	0.81	6.28	0.08	586.67	1.00	23.93	159.43	20.35	178.24	26.30	0.76	3.57	NM
OTFC	Oregon Trail Fin. Corp. of OR	12.91	12.90	1.13	7.99	8.19	1.19	8.42	0.24	246.31	0.82	12.21	105.84	13.67	105.96	11.59	0.40	2.18	26.67
PBNC	PFS Bancorp Inc of IN	21.11	21.11	0.73	3.46	4.32	0.83	3.92	0.75	66.73	0.71	23.17	80.12	16.91	80.12	20.44	0.00	0.00	0.00
PHSB	PHSB Financial Corp of PA	16.75	16.75	0.78	6.54	4.57	0.75	6.33	0.19	253.96	1.09	21.88	92.65	15.52	92.65	22.58	0.32	2.29	50.00
PVFC	PVF Capital Corp. of OH	7.29	7.29	1.00	14.36	12.28	0.80	11.53	NA	NA	0.65	8.14	110.71	8.08	110.71	10.14	0.30	2.79	22.73
PBCI	Pamrapo Bancorp, Inc. of NJ	8.81	8.81	0.99	10.71	7.20	0.99	10.71	0.65	61.46	0.58	13.89	146.10	12.86	146.10	13.89	1.50	5.57	NM
PFED	Park Bancorp of Chicago IL	11.22	11.22	0.71	6.12	7.33	0.62	5.36	0.23	84.89	0.40	13.65	83.60	9.38	83.60	15.60	0.48	2.59	35.29
PVSA	Parkvale Financial Corp of PA	7.02	7.00	1.02	14.68	10.06	0.96	13.84	0.65	146.01	1.24	9.94	140.03	9.83	140.36	10.54	0.72	2.94	29.27
PBHC	Pathfinder BC MHC of NY (39.3)*	9.08	8.12	0.68	7.44	4.77	0.51	5.52	1.25	54.92	1.03	20.97	152.40	13.84	170.38	28.26	0.28	2.15	45.16
PFSB	PennFed Fin. Services of NJ	6.36	6.03	0.75	11.70	7.47	0.74	11.63	0.14	204.19	0.39	13.38	156.03	9.92	164.60	13.46	0.24	1.00	13.41
PFDC	Peoples Bancorp of Auburn IN	11.90	11.25	1.02	8.48	8.62	0.98	8.12	NA	NA	0.50	11.61	97.13	11.56	102.72	12.13	0.60	3.69	42.86
PBCT	Peoples Bank, MHC of CT (40.7)*	7.86	6.89	0.66	8.28	5.27	0.30	3.77	0.38	252.09	1.68	18.98	153.62	12.08	175.30	NM	1.36	5.82	NM
PCBI	Peoples Community Bcrp. of OH	8.72	8.09	0.65	6.71	4.99	0.11	1.18	0.34	307.83	1.15	20.03	128.09	11.16	138.04	NM	0.00	0.00	0.00
PFFC	Peoples Financial Corp. of OH(8)	9.79	9.79	0.43	4.38	3.05	0.20	2.01	NA	NA	0.29	NM	143.94	14.09	143.94	NM	0.24	1.98	64.86
PSFC	Peoples Sidney Fin. Corp of OH	12.41	12.41	0.53	4.15	4.47	0.47	3.71	1.13	44.17	0.57	22.40	93.48	11.61	93.48	25.00	0.36	3.35	NM
PHFC	Pittsburgh Home Fin Corp of PA	5.12	5.08	0.11	2.05	2.72	0.11	1.99	0.84	79.84	1.00	NM	80.18	4.10	80.83	NM	0.36	2.97	NM
PFSL	Pocahontas Bancorp, Inc. of AR	9.31	6.20	0.40	4.07	4.12	0.71	7.23	NA	NA	0.86	24.25	96.61	8.99	144.99	13.66	0.28	2.89	70.00
PORT	Port Fin. Corp of Brighton MA	10.84	10.84	1.00	7.53	5.58	1.04	7.82	0.01	NA	1.19	17.92	150.89	16.36	150.89	17.25	0.40	1.25	22.35
PTRS	Potters Financial Corp. of OH(8)	9.02	9.02	1.10	13.16	7.53	1.14	13.72	0.74	168.32	1.68	13.27	165.03	14.89	165.03	12.73	0.48	2.19	29.09
PRBC	Prestige Bancorp, Inc. of PA(8)	6.11	6.11	-1.01	-16.78	-14.40	-1.18	-19.55	3.46	48.74	2.28	NM	118.05	7.21	118.05	NM	0.00	0.00	NM
PFNC	Progress Financial Corp. of PA	5.94	5.94	0.06	1.01	1.06	-0.08	-1.35	NA	NA	1.96	NM	96.49	5.73	96.49	NM	0.00	0.00	0.00
PBCP	Provident Bcp MHC of NY (45.2)	11.65	11.65	0.93	8.16	3.69	0.88	7.75	0.31	335.88	1.51	27.07	210.96	24.58	210.96	28.48	0.40	1.46	39.60
PROV	Provident Fin. Holdings of CA	9.44	9.44	0.88	10.11	9.64	0.28	3.22	0.30	185.65	0.97	10.38	101.52	9.59	101.56	NM	0.00	0.00	0.00
PLSK	Pulaski Bncp MHC of NJ (41.8)(8)	10.50	10.50	0.43	4.23	1.66	0.53	5.16	0.29	182.58	0.90	NM	250.19	26.28	250.19	NM	0.40	1.23	74.07
PULB	Pulaski Fin Cp of St. Louis MO	9.75	9.75	1.28	12.22	6.87	0.74	7.06	0.85	76.37	1.00	14.56	176.71	17.23	176.71	25.19	0.30	1.53	22.22
QCBC	Quaker City Bancorp, Inc of CA	8.31	8.26	1.37	17.25	10.96	1.35	16.96	0.21	386.64	0.96	9.12	142.57	11.84	143.28	9.28	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 8, 2002

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
RIVR River Valley Bancorp of IN	9.40	9.38	1.06	10.47	9.38	0.90	8.93	0.60	166.46	1.16	10.67	110.55	10.39	110.75	12.50	0.60	2.50	26.67
RVSB Riverview Bancorp, Inc. of WA	13.56	13.37	1.10	8.71	8.11	0.84	6.60	0.73	77.32	0.79	12.33	106.10	14.39	107.63	16.28	0.44	3.46	42.72
ROME Rome Bncp Inc MHC of NY (41.6)*	14.69	14.69	0.93	6.16	4.22	0.92	6.08	0.31	211.52	0.94	23.72	150.04	22.05	150.04	24.03	0.36	1.95	46.15
RSLN Roslyn Bancorp, Inc. of NY*	6.51	6.50	1.35	18.52	6.48	1.37	18.81	0.53	88.37	1.10	15.43	302.45	19.69	302.91	15.19	0.50	2.53	39.06
SCFS Seacoast Fin Serv Corp of MA*	9.13	8.05	0.98	10.37	6.78	0.98	10.37	0.47	186.76	1.15	14.74	148.93	13.60	168.95	14.74	0.40	2.14	31.50
SFBI Security Financial Bcrp of IN	18.62	18.62	0.52	2.81	2.73	0.57	3.07	NA	NA	1.37	NM	104.40	19.44	104.40	NM	0.00	0.00	0.00
SKBO Skibo Fin Corp MHC of PA(39.4)	16.00	16.00	0.48	2.89	1.78	0.48	2.89	0.07	376.11	0.87	NM	164.42	26.31	164.42	NM	0.48	3.71	NM
SOBI Sobieski Bancorp of S. Bend IN	9.90	9.90	0.56	5.42	7.16	0.45	4.29	NA	NA	0.47	13.96	73.85	7.31	73.85	17.62	0.32	2.16	30.19
SFFS Sound Fed Bp MHC of NY (41.1)	10.16	7.80	0.84	8.15	6.51	0.84	8.15	0.17	219.29	0.60	15.35	120.63	12.26	157.19	15.35	0.28	1.84	28.28
SSFC South Street Fin. Corp. of NC*	11.07	11.07	0.45	3.79	4.14	0.45	3.79	0.30	66.41	0.26	24.14	92.11	10.20	92.11	24.14	0.40	5.71	NM
SMBC Southern Missouri Bncrp of MO	9.19	7.82	0.73	7.52	8.43	0.73	7.52	0.37	152.49	0.73	11.87	88.55	8.13	104.08	11.87	0.50	2.93	34.72
STFR St. Francis Cap. Corp. of WI	7.46	6.85	0.85	12.66	9.35	0.59	8.69	0.51	110.25	0.99	10.70	128.16	9.56	139.57	15.57	0.60	2.62	28.04
SFFC StateFed Financial Corp. of IA	14.75	14.75	0.71	4.85	5.80	0.71	4.85	NA	NA	NA	17.24	88.34	13.03	88.34	17.24	0.40	4.00	68.97
STSA Sterling Financial Corp. of WA	5.45	3.98	0.58	10.50	7.70	0.52	9.35	0.82	82.49	0.97	12.99	127.31	6.94	174.22	14.60	0.00	0.00	0.00
SUFI Superior Financial Corp of AR	7.55	4.12	0.77	11.03	9.35	0.72	10.34	0.51	140.28	1.11	10.69	109.08	8.24	199.74	11.40	0.40	2.58	27.59
THRD TF Fin. Corp. of Newtown PA	8.15	7.43	0.82	10.22	9.42	0.97	12.15	0.54	51.68	0.52	10.62	105.02	8.56	115.17	8.92	0.60	2.68	28.44
THTL Thistle Group Holdings of PA	12.18	11.09	0.62	5.15	5.41	0.49	4.04	0.46	63.22	0.82	18.48	91.75	11.17	100.76	23.55	0.32	2.66	49.23
TSBK Timberland Bancorp, Inc. of WA	18.74	18.74	1.50	7.80	8.00	1.42	7.43	1.14	77.11	1.09	12.50	98.56	18.47	98.56	13.13	0.44	2.79	34.92
TRYF Troy Financial Corp of Troy NY	14.99	12.16	0.98	6.56	3.98	0.96	6.44	0.32	400.86	1.89	25.12	165.76	24.85	204.28	25.57	0.48	1.71	42.86
UCBC Union Community Bancorp of IN	23.70	23.70	1.42	5.30	6.07	1.42	5.30	NA	NA	0.42	16.47	90.17	21.37	90.17	16.47	0.60	4.14	68.18
UFBS Union Fin Bancshares Inc of SC	8.22	6.15	0.50	5.83	6.60	0.44	5.17	0.47	82.35	0.72	15.14	84.91	6.98	113.40	17.06	0.40	3.72	56.34
UCFC United Community Fin. of OH	13.46	12.12	0.98	6.05	5.66	0.78	4.81	0.67	88.73	0.81	17.66	105.86	14.25	117.55	22.20	0.30	3.86	68.18
UPFC United PanAm Fin. Corp of CA(8)	10.97	10.97	1.33	10.68	10.00	1.20	9.62	0.03	NA	6.45	10.00	102.88	11.29	102.88	11.11	0.00	0.00	0.00
UTBI United Tenn. Bancshares of TN	13.60	12.65	0.91	6.79	7.01	0.93	6.89	0.69	98.45	0.97	14.26	93.72	12.74	100.73	14.06	0.30	3.09	44.12
WHGB WHG Bancshrs of Lutherville MD(8)	10.33	10.33	0.24	2.40	2.21	0.24	2.40	NA	NA	NA	NM	106.22	10.98	106.22	NM	0.36	2.57	NM
WSFS WSFS Financial Corp. of DE*	5.23	5.18	0.94	17.49	10.63	0.36	6.64	0.47	238.30	2.05	9.41	161.02	8.42	162.51	24.79	0.16	0.91	8.56
WVFC WVS Financial Corp. of PA	7.32	7.32	1.24	17.16	11.29	1.24	17.16	1.20	56.38	1.58	8.86	146.06	10.69	146.06	8.86	0.64	4.01	35.56
WRNB Warren Bancorp of Peabody MA*	9.16	9.16	1.54	17.61	7.93	1.42	16.33	0.38	279.54	1.46	12.60	210.43	19.27	210.43	13.60	0.46	3.80	47.92
WSBI Warwick Community Bncrp of NY*	9.17	8.82	0.79	8.07	4.91	0.78	7.94	0.34	133.76	0.70	20.36	163.50	14.99	169.92	20.71	0.40	1.65	33.61
WFSL Washington Federal, Inc. of WA	12.59	12.07	1.78	14.79	7.76	1.76	14.64	0.70	42.21	0.49	12.89	182.06	22.92	189.86	13.03	0.87	3.44	44.39
WAYN Wayne Svgs Bks MHC of OH(47.5)(8)	7.76	7.67	0.53	6.67	3.38	0.44	5.46	1.07	20.30	0.28	29.55	194.42	15.08	196.57	NM	0.68	3.49	NM
WYPT Waypoint Financial Corp of PA	9.05	8.79	0.77	8.31	6.09	0.67	7.32	0.45	94.68	0.93	16.42	132.31	11.97	136.15	18.66	0.40	2.44	40.00
WCFB Wbstr Cty Fed MHC of IA (38.4)	21.87	21.87	1.17	5.30	3.69	1.17	5.30	0.71	57.93	0.53	27.08	143.42	31.37	143.42	27.08	1.00	6.15	NM
WBST Webster Financial Corp. of CT	8.49	5.79	1.14	13.91	7.58	1.13	13.81	0.57	143.04	1.43	13.20	174.61	14.82	255.98	13.29	0.68	1.90	25.09
WEFC Wells Fin. Corp. of Wells MN	10.23	10.23	1.50	14.96	14.72	1.16	11.57	NA	NA	NA	6.79	96.39	9.86	96.39	8.78	0.72	3.69	25.09
WEBK West Essex Bp MHC of NJ (40.2)	13.74	12.80	0.84	6.07	3.23	0.84	6.07	0.49	74.60	0.81	NM	185.70	25.51	199.38	NM	0.52	2.71	NM
WOFC Western Ohio Fin. Corp. of OH	12.62	12.62	0.54	4.46	5.22	0.49	4.07	0.92	51.75	0.58	19.17	84.29	10.64	84.29	21.01	1.00	5.06	NM
WGBC Willow Grv Bcp MHC of PA(43.0)(8)	9.76	9.59	0.45	4.57	2.61	0.37	3.69	0.75	91.69	1.00	NM	171.46	16.74	174.62	NM	0.52	2.38	NM
YFCB Yonkers Fin Corp of Yonkers NY(8)	7.21	7.21	0.47	6.49	3.92	0.60	8.27	0.06	556.18	0.53	25.49	160.54	11.57	160.54	20.00	0.40	1.39	35.40

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended	DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1994: Quarter 1	3625.1	445.8	743.5	241.6	143.1
Quarter 2	3625.0	444.3	706.0	269.6	152.6
Quarter 3	3843.2	462.6	764.3	279.7	149.2
Quarter 4	3834.4	459.3	752.0	244.7	137.6
1995: Quarter 1	4157.7	500.7	817.2	278.4	152.1
Quarter 2	4556.1	544.8	933.5	313.5	171.7
Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996: Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997: Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998: Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999: Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000: Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001: Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002: As of March 8, 2002	10572.5	1164.3	1,929.7	1001.5	490.6

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3
Monarch Community Bank
Historical Thrift Stock Indices

<Index Values>

	Index Values			Price Appreciation (%)		
	01/31/02	12/31/01	01/31/01	1 Month	YTD	LTM
All Publicly Traded Thrifts	984.6	918.2	825.1	7.23	7.23	19.33
MHC Index	1,276.7	1,172.1	943.2	8.92	8.92	35.36
Insurance Indexes						
SAIF Thrifts	941.9	880.6	772.4	6.96	6.96	21.95
BIF Thrifts	1,180.3	1,098.5	1,007.1	7.45	7.45	17.20
Stock Exchange Indexes						
AMEX Thrifts	279.7	269.7	219.5	3.69	3.69	27.43
NYSE Thrifts	664.3	620.8	590.6	7.00	7.00	12.47
OTC Thrifts	1,076.2	998.4	809.1	7.79	7.79	33.02
Geographic Indexes						
Mid-Atlantic Thrifts	2,220.5	1,999.8	1,607.5	11.03	11.03	38.13
Midwestern Thrifts	2,059.9	1,943.0	1,751.1	6.01	6.01	17.63
New England Thrifts	776.2	747.5	655.8	3.83	3.83	18.36
Southeastern Thrifts	929.2	850.2	645.0	9.29	9.29	44.05
Southwestern Thrifts	808.1	768.4	650.9	5.16	5.16	24.15
Western Thrifts	971.5	917.8	889.5	5.86	5.86	9.23
Asset Size Indexes						
Less than $250M	867.0	838.1	680.3	3.45	3.45	27.44
$250M to $500M	1,970.9	1,885.5	1,445.3	4.53	4.53	36.37
$500M to $1B	970.1	922.4	721.0	5.17	5.17	34.55
$1B to $5B	1,267.2	1,210.7	915.2	4.66	4.66	38.47
Over $5B	610.1	565.3	530.1	7.92	7.92	15.11
Pink Indexes						
Pink Thrifts	227.3	220.4	170.5	3.13	3.13	33.33
Less than $75M	246.6	239.7	192.6	2.88	2.88	28.03
Over $75M	234.6	227.3	173.8	3.19	3.19	34.97
Comparative Indexes						
Dow Jones Industrials	9,920.0	10,021.6	10,887.4	-1.01	-1.01	-8.89
S&P 500	1,130.2	1,148.1	1,365.9	-1.56	-1.56	-17.25

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Table IV-4
Michigan Thrift Acquisitions 1995-Present

Announce Date	Complete Date	Buyer Short Name		Target Name			Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)		P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
							Target Financials at Announcement						Deal Terms and Pricing at Announcement							
05/01/2001	09/14/2001	Chemical Financial Corp.	MI	Bank West Financial Corporation	MI	Thrift	284,272	8.18	0.52	6.36	0.43	157.74	29.8	11.500	Cash	124.73	124.73	19.49	10.48	6.17
08/31/2000	12/08/2000	Fifth Third Bancorp	OH	Ottawa Financial Corporation	MI	Thrift	1,084,624	7.37	0.84	11.31	0.32	172.30	169.7	23.963	Stock	198.04	230.41	16.88	15.65	14.77
09/21/1999	03/01/2000	Peoples Bancorp	IN	Three Rivers Financial Corp.	MI	Thrift	97,657	11.52	0.61	4.93	0.86	62.50	13.4	18.360	Stock	122.32	122.73	20.63	13.72	3.67
03/24/1999	09/15/1999	Independent Bank Corp.	MI	Mutual Savings Bank, FSB	MI	Thrift	564,434	6.40	0.43	7.76	0.09	NA	61.6	14.600	Stock	173.40	173.40	23.93	10.91	6.56
02/24/1999	07/09/1999	Old Kent Financial Corp.	MI	CFSB Bancorp, Inc.	MI	Thrift	880,347	7.87	1.39	17.64	0.18	NM	243.2	28.271	Stock	332.99	332.99	20.49	27.63	31.68
12/01/1998	05/17/1999	Republic Bancorp Inc.	MI	D & N Financial Corporation	MI	Thrift	1,998,299	5.60	0.85	15.28	0.50	119.13	293.6	30.145	Stock	246.69	265.13	18.16	14.69	17.92
11/22/1996	05/01/1997	ABN AMRO Holding NV	FO	*Standard Federal Bancorporation, I*	MI	Thrift	15,353,682	5.83	0.16	2.41	0.33	117.50	1,893.9	59.000	Cash	205.43	252.46	39.60	12.34	14.13
11/07/1996	06/13/1997	Shoreline Financial Corp.	MI	SJS Bancorp, Inc.	MI	Thrift	151,897	11.13	0.60	4.97	0.28	207.72	25.4	27.000	Cash	151.94	151.94	29.67	16.72	8.77
10/20/1995	04/10/1996	D & N Financial Corp.	MI	Macomb Federal Savings Bank	MI	Thrift	41,100	14.59	0.81	5.59	0.00	NA	9.1	48.000	Stock	151.72	151.72	29.45	22.14	10.56
08/17/1995	01/12/1996	Standard Federal Bancorp	MI	FSB Financial Corporation	MI	Thrift	170,442	11.16	0.19	1.67	0.48	133.63	25.6	23.500	Cash	122.40	122.40	NM	15.02	5.58
08/11/1995	02/13/1996	Ottawa Financial Corp.	MI	AmeriBank Federal Savings Bank	MI	Thrift	328,120	5.32	0.55	10.27	0.53	68.56	32.1	67.000	Mixed	183.88	183.88	19.33	9.78	5.35
05/30/1995	10/31/1995	Charter One Financial	OH	FirstFed Michigan Corporation	MI	Thrift	8,512,279	5.50	0.53	9.96	0.29	131.13	571.0	29.700	Stock	NM	NM	NM	NM	NM
		Average:					**2,455,596**	**8.37**	**0.62**	**8.18**	**0.36**	**130.02**	**280.7**			**183.05**	**191.98**	**23.76**	**15.37**	**11.38**
		Median:					**446,277**	**7.62**	**0.57**	**7.06**	**0.33**	**132.38**	**46.9**			**178.64**	**178.64**	**22.28**	**14.86**	**9.66**

EXHIBIT IV-5
Monarch Community Bank
Director Summary Resumes

Frank M. Tripp. Mr. Tripp is presently retired. Prior to retiring in 1996, Mr. Tripp was President and Chief Executive Officer of SoMiCo, Inc., a wholesale heating and air conditioning supply company.

Stephen M. Ross. Mr. Ross is the Senior Vice President for logistics and purchasing for the Hillsdale division of Eagle-Picher, Inc., an automotive supplier since 1987.

Gordon L. Welch. Mr. Welch is the Economic Development Director for Utilicorp United, a publicly traded gas utility headquartered in Kansas City, Missouri. Prior to obtaining this position in February 2001, Mr. Welch was a sales representative for Utilicorp United.

John R. Schroll. Mr. Schroll is the President and Chief Executive Officer of Branch County. Prior to becoming President and Chief Executive Officer in March 1986, Mr. Schroll held various positions with Branch County.

Craig W. Dally. Mr. Dally is the Vice President, Treasurer and General Manager of Dally Tire Co., a retail and commercial tire reseller with over $1 million in sales located in Coldwater, Michigan. Mr. Dally has served in this capacity for over 20 years.

Harold A. Adamson. Mr. Adamson was the Chief Executive Officer of Plastic Technology Center, a non-profit organization located in Angola, Indiana from 1995 through 2001. Mr. Adamson currently works as a business consultant.

Lauren L. Bracy. Mr. Bracy is President and Chief Executive Officer of Bracy & Jahr, Inc., a masonry and building contractor firm located in Quincy, Michigan, and has served in that capacity for over 30 years.

James R. Vozar. Mr. Vozar is the owner of the James R. Vozar Insurance Agency, located in Quincy, Michigan, since 1967.

EXHIBIT IV-6
Monarch Community Bank
Pro Forma Regulatory Capital Ratios

	Historical at December 31, 2001		Pro Forma at December 31, 2001							
			1,275,000 Shares Sold at $10.00 per Share		1,500,000 Shares Sold at $10.00 per Share		1,725,000 Shares Sold at $10.00 per Share		1,983,750 Shares Sold at $10.00 per Share	
	Amount	Percent of Assets[1]	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)									
Equity capital under GAAP	$15,365	9.11%	$21,410	12.18%	$22,535	12.73%	$23,660	13.27%	$24,954	13.87%
Tangible capital:										
Actual	$14,880	8.85%	$20,925	11.94%	$22,050	12.49%	$23,175	13.03%	$24,469	13.64%
Requirement	2,523	1.50	2,629	1.50	2,648	1.50	2,668	1.50	2,690	1.50
Excess	$12,357	7.35%	$18,296	10.44%	$19,402	10.99%	$20,507	11.53%	$21,778	12.14%
Core capital:										
Actual	$14,880	12.29%	$20,925	17.09%	$22,050	17.97%	$23,175	18.84%	$24,469	19.85%
Requirement	4,842	4.00	4,899	4.00	4,909	4.00	4,920	4.00	4,932	4.00
Excess	$10,038	8.29%	$16,026	13.09%	$17,141	13.97%	$18,255	14.84%	$19,537	15.85%
Risk-based capital										
Actual	$16,395	13.54%	$22,440	18.32%	$23,565	19.20%	$24,690	20.07%	$25,984	21.07%
Requirement	9,685	8.00	9,798	8.00	9,819	8.00	9,840	8.00	9,864	8.00
Excess	$ 6,710	5.54%	$12,652	10.32%	$13,746	11.20%	$14,850	12.07%	$16,120	13.07%

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Monarch Community Bancorp, Inc.
Prices as of March 8, 2002

Final Valuation Pricing Multiples		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Michigan Companies Mean	Michigan Companies Median	All SAIF-Insured Mean	All SAIF-Insured Median
Price-earnings multiple	=	P/E	19.24 x	12.46x	10.75x	8.43x	8.43x	14.44x	13.20x
Price-core earnings multiple	=	P/CE	NM x	14.91x	12.82x	15.60x	15.60x	15.91x	15.15x
Price-book ratio	=	P/B	53.75%	91.37%	90.17%	123.44%	110.21%	117.14%	108.26%
Price-tangible book ratio	=	P/TB	53.75%	92.34%	90.17%	123.44%	110.21%	124.92%	110.72%
Price-assets ratio	=	P/A	8.28%	12.95%	12.56%	13.89%	16.87%	12.08%	10.77%

Valuation Parameters

Pre-Conversion Earnings (Y)	**$758,575**	**(Yr End 12/01)**	ESOP Stock Purchases (E)	**8.00%** (4)
Pre-Conversion Core Earnings	**($78,000)**		Cost of ESOP Borrowings (S)	**0.00%**
Pre-Conversion Book Value (B)	**$15,364,842**		ESOP Amortization (T)	**10.00** years
Pre-Conv. Tang. Book Value (B)	**$15,364,842**		Stock Programs Amount (M)	**4.00%**
Pre-Conversion Assets (A)	**$168,684,149**		Stock Programs Vesting (N)	**5.00** years (4)
Reinvestment Rate:	**2.17%**		Fixed Expenses	**$660,000**
Tax rate (TAX)	**34.00%**		Variable Expenses	**0.00%**
A-T Reinvestment Rate (2)(R)	**1.43%**		Insider Purchases	**$500,000**
Est. Conversion Expenses (3)(X)	**4.40%**		Price/Share	**$10.00**

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $15,000,000

2. $V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M)}$ V= $15,000,000

3. $V = \frac{P/A * A}{1 - P/A * PCT * (1-X-E-M)}$ V= $15,000,000

Conclusion	Gross Proceeds	Conversion Shares
Minimum	$12,750,000	1,275,000
Midpoint	$15,000,000	1,500,000
Maximum	$17,250,000	1,725,000
Supermaximum	$19,837,500	1,983,750

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.17 percent, and a tax rate of 34 percent.
(3) Estimated offering expenses at midpoint of the offering.
(4) ESOP amortizes over 10 years, stock programs amortize over 5 years, amortization expenses tax effected at 34 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monarch Community Bank
At the Minimum of the Range

1. Conversion Proceeds

Offering Proceeds	$12,750,000
Less: Estimated Offering Expenses	660,000
Net Conversion Proceeds	$12,090,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$12,090,000
Less: Non-Cash Stock Purchases (1)	1,530,000
Net Proceeds Reinvested	$10,560,000
Estimated net incremental rate of return	1.43%
Earnings Increase	$151,240
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	67,320
Less: Stock Programs Vesting (2)	67,320
Net Earnings Increase	$16,600

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Dec. 31, 2001 (reported)	$758,575	$16,600	$775,175
12 Months ended Dec. 31, 2001 (core)	($78,000)	$16,600	($61,400)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
Dec. 31, 2001	$15,364,842	$10,560,000	$25,924,842
Dec. 31, 2001 (Tangible)	$15,364,842	$10,560,000	$25,924,842

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
Dec. 31, 2001	$168,684,149	$10,560,000	$179,244,149

(1) Includes ESOP stock purchases equal to 8.0 percent of the second step offering and stock program purchases equal to 4.0 percent of the second step offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings amortized over 10 years, amortization expense tax-effected at a 34% rate.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monarch Community Bank
At the Midpoint of the Range

1. Conversion Proceeds

Offering Proceeds	$15,000,000
Less: Estimated Offering Expenses	660,000
Net Conversion Proceeds	$14,340,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$14,340,000
Less: Non-Cash Stock Purchases (1)	1,800,000
Net Proceeds Reinvested	$12,540,000
Estimated net incremental rate of return	1.43%
Earnings Increase	$179,598
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	79,200
Less: Stock Programs Vesting (2)	79,200
Net Earnings Increase	$21,198

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Dec. 31, 2001 (reported)	$758,575	$21,198	$779,773
12 Months ended Dec. 31, 2001 (core)	($78,000)	$21,198	($56,802)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
Dec. 31, 2001	$15,364,842	$12,540,000	$27,904,842
Dec. 31, 2001 (Tangible)	$15,364,842	$12,540,000	$27,904,842

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
Dec. 31, 2001	$168,684,149	$12,540,000	$181,224,149

(1) Includes ESOP stock purchases equal to 8.0 percent of the second step offering and stock program purchases equal to 4.0 percent of the second step offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings amortized over 10 years, amortization expense tax-effected at a 34% rate.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monarch Community Bank
At the Maximum of the Range

1. Conversion Proceeds

Offering Proceeds	$17,250,000
Less: Estimated Offering Expenses	660,000
Net Conversion Proceeds	$16,590,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$16,590,000
Less: Non-Cash Stock Purchases (1)	2,070,000
Net Proceeds Reinvested	$14,520,000
Estimated net incremental rate of return	1.43%
Earnings Increase	$207,955
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	91,080
Less: Stock Programs Vesting (2)	91,080
Net Earnings Increase	$25,795

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Dec. 31, 2001 (reported)	$758,575	$25,795	$784,370
12 Months ended Dec. 31, 2001 (core)	($78,000)	$25,795	($52,205)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
Dec. 31, 2001	$15,364,842	$14,520,000	$29,884,842
Dec. 31, 2001 (Tangible)	$15,364,842	$14,520,000	$29,884,842

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
Dec. 31, 2001	$168,684,149	$14,520,000	$183,204,149

(1) Includes ESOP stock purchases equal to 8.0 percent of the second step offering and stock program purchases equal to 4.0 percent of the second step offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings amortized over 10 years, amortization expense tax-effected at a 34% rate.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Monarch Community Bank
At the Supermaximum Value

1. Conversion Proceeds

Offering Proceeds	$19,837,500
Less: Estimated Offering Expenses	660,000
Net Conversion Proceeds	$19,177,500

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$19,177,500
Less: Non-Cash Stock Purchases (1)	2,380,500
Net Proceeds Reinvested	$16,797,000
Estimated net incremental rate of return	1.43%
Earnings Increase	$240,567
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings	104,742
Less: Stock Programs Vesting (2)	104,742
Net Earnings Increase	$31,083

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended Dec. 31, 2001 (reported)	$758,575	$31,083	$789,658
12 Months ended Dec. 31, 2001 (core)	($78,000)	$31,083	($46,917)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	After Conversion
Dec. 31, 2001	$15,364,842	$16,797,000	$32,161,842
Dec. 31, 2001 (Tangible)	$15,364,842	$16,797,000	$32,161,842

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	After Conversion
Dec. 31, 2001	$168,684,149	$16,797,000	$185,481,149

(1) Includes ESOP stock purchases equal to 8.0 percent of the second step offering and stock program purchases equal to 4.0 percent of the second step offering.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings amortized over 10 years, amortization expense tax-effected at a 34% rate.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

EXHIBIT IV-9

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2001

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
AMFC	AMB Fin. Corp. of Munster IN	901	-185	63	0	779	861	0.90
CTZN	Citizens First Bancorp of MI	4,518	7,057	-2,399	0	9,176	9,050	1.01
FFWC	FFW Corporation of Wabash IN	2,097	-221	75	0	1,951	1,380	1.41
FBEI	First Bancorp of Indiana of IN	1,229	-485	165	0	909	1,797	0.51
LOGN	Logansport Fin. Corp. of IN	1,398	0	0	0	1,398	1,035	1.35
MSBF	MSB Financial, Inc of MI	1,654	-726	247	0	1,175	1,249	0.94
NEIB	Northeast Indiana Bncrp of IN	1,969	-195	66	0	1,840	1,551	1.19
RIVR	River Valley Bancorp of IN(1)	1,815	-407	138	0	1,546	806	1.92
SFBI	Security Financial Bcrp of IN	1,064	134	-46	0	1,152	1,920	0.60
SOBI	Sobieski Bancorp of S. Bend IN	715	-230	78	0	563	672	0.84
UCBC	Union Community Bancorp of IN	1,851	0	0	0	1,851	2,100	0.88

(1) Financial information is for the quarter ending September 30, 2001.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide, particularly federally-insured financial institutions. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, and careful structuring of strategic plans and transactions. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking, thereby providing our clients with considerable resources.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, mutual-to-stock conversions, ESOPs, subsidiary companies, mark-to-market transactions, loan and servicing portfolios, non-traded securities, core deposits, FAS 107 (fair market value disclosure), FAS 122 (loan servicing rights) and FAS 123 (stock options). Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers a variety of other services including branching strategies, feasibility studies and special research studies, which are complemented by our quantitative and computer skills. RP Financial's consulting services are aided by its in-house data base resources for commercial banks and savings institutions and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

Gregory E. Dunn, Senior Vice President
James P. Hennessey, Senior Vice President
James J. Oren, Senior Vice President
William E. Pommerening, Managing Director
Ronald S. Riggins, Managing Director

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com